Exhibit 99.5

ONE COMPANY, THOUSANDS OF STORIES

ANNUAL REPORT 2013

GOLDCORP

The story of 2013 was not just the price of gold. The story was about how Goldcorp responded – with aggressive cost savings, driven by our Operating for Excellence initiatives; with strategic decisions to revisit our portfolio and increase cash flow; and with success in advancing three major projects toward production in 2014. Truly, there are thousands of stories, all leading to the same conclusion: Goldcorp represents the industry’s strongest, most balanced gold-focused portfolio, anchored by a suite of young, low-cost mines and projects, with an unmatched growth profile.

(1) Includes results of discontinued operation, as applicable. (2) Includes non-GAAP performance measures. This document contains Forward-Looking Statements. Refer to page 78.

FINANCIAL HIGHLIGHTS

FINANCIAL (US$ MILLIONS)(1)	2011	2012	2013
Consolidated financial information(2)
Earnings from operations	$2,626	$2,114	$1,062
Cash and cash equivalents at Dec. 31	$1,502	$757	$625
Total assets at Dec. 31	$29,374	$30,979	$29,564
Key performance measures (1) (2)
Adjusted revenues(3)	$5,362	$5,435	$4,657
Adjusted net earanings(4)	$1,786	$1,642	$634
Adjusted operating cash flow(5)	$2,692	$2,409	$1,601
Adjusted net earnings per share (basic)(4)	$2.22	$2.03	$0.78
Adjusted operating cash flow per share (basic)(5)	$3.35	$2.97	$1.97
Dividends ($ millions)	$330	$438	$486
Share price at Dec. 31 (NYSE: GG)	$44.25	$36.70	$21.67
Basic weighted average shares outstanding at Dec. 31 (millions)	804	810	812

OPERATING(1) (2)
All-in sustaining costs ($/oz)(6)	$661	$884	$1,031
Gold production (koz)(1)	2,515	2,396	2,667
Gold reserves at Dec. 31 (moz)	64.7	67.1	54.4
Silver production (koz)	27,825	30,471	30,326
Silver reserves at Dec. 31 (moz)	1,177	1,160	818
Copper production (klbs)	96,500	112,200	90,600
Copper reserves at Dec. 31 (mlbs)	5,373	5,758	5,563

(1)

The Company has included non-GAAP performance measures on an attributable basis (Goldcorp’s share) throughout this document – see the Management’s Discussion & Analysis (MD&A) on pages 13–79 of this Annual Report for further details.

(2)

The consolidated financial information excludes the results of the Company’s 66.7% share of Marigold, which has been reclassified as a discontinued operation for the years ended December 31, 2013 and 2012.The 2011 comparative information has not been restated.The key performance measures and operating metrics are presented on a non-GAAP basis and include the Company’s share of Marigold’s financial and operating performance.

(3)	Excludes pre-commissioning revenues from Pueblo Viejo, prior to January 1, 2013.

(4)	Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures – see the MD&A on page 59 of this Annual Report for further details.

(5)

Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which the Company believes provide additional information about the Company’s ability to generate cash flows from its mining operations – see the MD&A on page 61 of this Annual Report for further details.

(6)

For 2013, the Company adopted an “all-in sustaining cost” non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold – see the MD&A on page 57 of this Annual Report for further details.

GOLDCORP  |  1

    OPERATING MINES

Red Lake
ONTARIO, CANADA
Production	493,000 oz
All-in sustaining cost ($/oz)	$880
Processing capacity	3,100 tpd
2P* gold reserves	2.55 moz
Mine type	Underground
Porcupine
ONTARIO, CANADA
Production	291,900 oz
All-in sustaining cost ($/oz)	$1,034
Processing capacity	11,000 tpd
2P* gold reserves	3.01 moz
Mine type	Underground
Wharf
SOUTH DAKOTA, USA
Production	56,200 oz
All-in sustaining cost ($/oz)	$1,165
Processing capacity	7,800 tpd
2P* gold reserves	0.56 moz
Mine type	Open pit

Musselwhite
ONTARIO, CANADA
Production	256,300 oz
All-in sustaining cost ($/oz)	$1,088
Processing capacity	4,500 tpd
2P* gold reserves	1.85 moz
Mine type	Underground
Marigold (Divested effective April 1, 2014)
NEVADA, USA
Production	107,500 oz
All-in sustaining cost ($/oz)	$1,503
Processing capacity	33,000 tpd
Mine type	Open pit

    DEVELOPMENT PROJECTS

Éléonore
QUÉBEC, CANADA
Annual production	~600,000 oz	(1)
Processing capacity	7,000 tpd
2P* gold reserves	4.03 moz
M&I resource	0
Inferred resource	4.10 moz
Status	Construction
First production	Late 2014

Cochenour
ONTARIO, CANADA
Annual production	225,000–250,000 oz
Mining capacity	1,500 tpd
2P* gold reserves	0
M&I resource	0
Inferred resource	3.25 moz
Status	Construction
First production(4)	Late 2014

(1)	Upon ramp-up to full production.

(2)	Average annual production for the first five years.

(3)	Project under review.

(4)	From development; first production ore mid-2015.

*2P refers to Proven and Probable Mineral Reserves. Complete Mineral Reserves and Resources tables are found on the inside back cover.

  OPERATING MINES

 Peñasquito

  ZACATECAS STATE, MEXICO

Production	403,800 oz
All-in sustaining cost ($/oz)	$914
Processing capacity	130,000 tpd
2P* gold reserves	10.62 moz
Mine type	Open pit

 El Sauzal

  CHIHUAHUA STATE, MEXICO

Production	80,600 oz
All-in sustaining cost ($/oz)	$915
Processing capacity	6,000 tpd
2P* gold reserves	0.15 moz
Mine type	Open pit

  DEVELOPMENT PROJECTS

 Camino Rojo

   ZACATECAS STATE, MEXICO

2P* gold reserves	1.63 moz
M&I resource	5.12 moz
Inferred resource	4.90 moz

Status	Pre-feasibility study
to commence H2 2014

OPERATING MINES
Los Filos		Marlin		Pueblo Viejo
GUERRERO STATE, MEXICO		GUATEMALA		DOMINICAN REPUBLIC
Production	332,400 oz	Production	202,200 oz	Production	325,200 oz
All-in sustaining cost ($/oz)	$1,002	All-in sustaining cost ($/oz)	$628	All-in sustaining cost ($/oz)	$750
Processing capacity	70,000 tpd	Processing capacity	6,000 tpd	Processing capacity	24,000 tpd
2P* gold reserves	7.95 moz	2P* gold reserves	0.65 moz	2P* gold reserves	6.46 moz
Mine type	Open pit,	Mine type	Underground	Mine type	Open pit
	underground			Ownership	40%
Alumbrera
CATAMARCA, ARGENTINA
		Production	117,500 oz
		All-in sustaining cost ($/oz)	$565
		Processing capacity	104,000 tpd
		2P* gold reserves	0.76 moz
		Mine type	Open pit
		Ownership	37.5%

DEVELOPMENT PROJECTS
		Cerro Negro		El Morro
		ARGENTINA		CHILE
		Annual production	~525,000 oz(2)	Annual production	TBD(3)
		Processing capacity	4,000 tpd	Processing capacity	TBD(3)
		2P* gold reserves	5.74 moz	2P* gold reserves	6.73 moz
		M&I resource	0.51 moz	M&I resource	0.30 moz
		Inferred resource	0.82 moz	Inferred resource	3.85 moz
		Status	Construction	Status	Permit suspended
		First production	Mid-2014	Ownership	70%

     MORE BULLISH THAN EVER.

No matter how one looks at it, 2013 was a challenging year for all of us invested in gold and gold equities. After watching the price of gold rise for ten years, the price declined significantly, and with it came the impact of shrinking margins and decreased cash flows.

In the face of this reality, I am even more bullish on the sector. As someone who has seen his share of commodity cycles, the signs are clear to me that the cycle will swing back in our favour. In fact, I think this is an excellent time to consider buying shares of a gold company.

For our industry, the new price reality means that very few new mines will be built and expansions of high-cost producing mines will be very limited. This should result in a gradual decrease in new mine supply of gold.

On the demand side, we should take a step back from the past few months and look at the global situation. China remains the world’s largest gold buyer, and their consumption is not about to stop. In India, despite new taxes on gold, an expanding consumer base is purchasing gold in significant quantities. The world’s population has surpassed 7 billion, and the demand for commodities will only increase.

All things considered, I believe that the current quiet time for gold prices will soon end.

History shows that when prices turn, they turn quickly, and I would not be surprised to see prices rise to $2,500 an ounce within the next few years.

Even in today’s market, Goldcorp is well positioned. This year alone, we are bringing three new low-cost properties into production. We are profitable at today’s prices, and our costs are projected to drop while our revenues are set to grow. I am very proud of this Company, its employees, directors and shareholders, and how we have conducted business through the latest downturn. We remain top-ranked by analysts and by investors. We have the best track record for growth and the lowest cost structure among senior producers. Our balance sheet is in excellent shape. We have not wavered in our commitments to our business, to our people, and to our communities. Whatever challenges lie ahead, I have the greatest confidence in Goldcorp’s future.

Ian Telfer
Chairman

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PERFORMANCE IN 2013. CONFIDENCE FOR 2014 AND BEYOND.

A record fourth quarter saw the production of 768,900 ounces, contributing to a total annual gold production of 2.67 million ounces, an 11% increase over 2012. These results came thanks to disciplined efforts to reduce costs and increase productivity while continuing to invest in our growth profile.

This performance came in the face of a significant mid-year decrease in the gold price, which caused us to revise mine plans and eliminate higher cost production. Initiatives under our Operating for Excellence (O4E) program have taken root, resulting in significant efficiency and productivity gains, and a culture that continues to place a premium on safe, profitable production.

All-in sustaining costs for 2013 totaled $1,031 per ounce. For 2014, costs are expected to drop again, to between $950 and $1,000 per ounce. Over the next two years, we forecast a further reduction in all-in sustaining costs of 15 to 20%.

Throughout this past year, our focus has been on cash flow and shareholder returns. Our critical measure of success is not the quantity of gold we produce, but rather the return we generate per ounce of gold. This has driven strategic decisions across our portfolio. One – our revision of the mine plan, and associated mine life, at Peñasquito – reduced reserves and its mine life, but increased life-of-mine cash flow and net asset value. The recent divestiture of the Marigold mine and the sale of our Primero shareholding unlock further shareholder value.

FROM PIPELINE TO

PRODUCTION

2014 will be a watershed year for Goldcorp. As three major projects in our development pipeline come on-line, we will see our capital expenditures drop and our cash flow rise. Goldcorp’s 2014 gold production is forecast to grow approximately 13 to 18%, to between 3.0 and 3.15 million ounces. Over the next two years, we expect gold production to increase by approximately 50%.

The Cerro Negro project in Argentina is on track to produce first gold by mid-year, with forecast gold production of between 130,000 and 180,000 ounces in 2014.

The Éléonore project in Québec is expected to begin production in the fourth quarter, delivering between 40,000 and 60,000 ounces in 2014. It will quickly become a substantial producer, with annual production in the 600,000 ounce range once it fully ramps up.

The Cochenour project – which connects to the Red Lake mine through an underground haulage drift – is expected to be complete in mid-2015. Thanks to synergies between the two operations, the project will deliver development ore approximately six months earlier than expected and at a lower capital cost than previous guidance. At full production, Cochenour is expected to contribute between 225,000 and 250,000 ounces per year and maintain Red Lake as a 500,000-ounce producer annually.

At the Camino Rojo project, some 50 kilometres from our Peñasquito mine in Mexico, drilling continues to confirm the potential for a large-scale sulphide mining operation. We expect this to become our next major growth project.

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LETTER FROM THE PRESIDENT AND CEO

In a year that saw dramatic reductions in the gold price and instability among industry players, Goldcorp met production guidance, reduced costs and advanced our development pipeline.

OPERATING FOR EXCELLENCE

In this report, you will read of some of the successes of our O4E initiatives. At every operation, our O4E teams took a hard look at opportunities to significantly improve operational efficiencies. Their efforts were critical to helping ensure that every Goldcorp-operated mine either met or exceeded 2013 production guidance at lower costs with the exception of Los Filos, where production was interrupted due to record floods last summer.

SAFE ENOUGH FOR OUR FAMILIES

Throughout Goldcorp, our safety commitment is expressed simply and clearly in the phrase “Safe Enough for Our Families”. We are justifiably proud of our track record of six consecutive years of improvement in our all-injury frequency rate. However, last year’s primary objective for the Company was Zero Fatalities, and I am disappointed to report that we failed. We continue to learn from every incident, and I believe we responded appropriately to the two fatalities we suffered in the first half of the year.

In October, we held our inaugural Day of Remembrance. The entire Company – every office, every mine site, and every project – suspended work activities in order to pay respect to those who lost their lives at work and to take part in special safety training. I believe this was a milestone event for Goldcorp, and that it was a factor in the company-wide increase in safety leadership and accountability. The decrease in incidents in the fourth quarter is a clear indicator of our renewed commitment to making Goldcorp Safe Enough for Our Families.

LOOKING FORWARD

This is an exciting time at Goldcorp! As three projects move from development to production in 2014, we offer shareholders a gold-focused portfolio that is arguably the industry’s strongest and most balanced, anchored by a suite of young, long-life, low-cost mines. As our capital expenditures decrease and our cash flow grows, we are poised to deliver significant long-term value for our shareholders. At the time of writing, we are engaged in the process to acquire Osisko Mining Corporation and its principal asset, the Malartic mine in Québec. The recent divestiture of our interest in the Marigold mine, as well as our interest in Primero Mining Corporation, underscores our strategy of continually improving the overall quality of our portfolio.

I would like to note my appreciation for the relentless commitment to excellence that we receive from every one of the over 18,000 people employed by Goldcorp. This was a year when we, and our industry, were put to the test and I am justifiably proud of our performance.

I want to thank our Board of Directors for their continued guidance and support. With a team like ours, and an unmatched portfolio, I am confident that our future is brighter than ever.

Chuck Jeannes
President and CEO

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SCORECARD	Target met	Target partially met	Target missed

	2013 TARGET	PROGRESS	2013 ACHIEVEMENT	2014 TARGET
Operational Performance
Gold production (oz)	2.55–2.8 million		2.7 million ounces, an increase of 11%	13–18% increase, to 3.0–3.15 million ounces

All-in sustaining costs(1)	$1,000–$1,100 per ounce		$1,031 per ounce	$950–$1,000 per ounce

Reserve replacement	Ongoing exploration success, following nine consecutive years of reserve growth		Reserves declined 15% to 54 million ounces. Decrease driven by focus on high-margin production, lower gold price assumption and suspension of exploration at Cerro Negro	Reserve replacement

Achieve full capacity at Peñasquito	Maintain throughput at an average of 105,000 tonnes per day		106,200 tonnes per day, on average	Maintain average throughput of 110,000 tonnes per day

First gold production at Cerro Negro				Mid-2014

First gold production at Éléonore				Fourth quarter 2014

First ore production at Cochenour				Late 2014
Strategic Initiatives
Financing and liquidity	Accelerate cash flow and earnings; maintain strong balance sheet		Adjusted operating cash flow(2) decreased 34% to $1.6 billion ($1.97 per share). Adjusted earnings(3) decreased 61% to $634M. Strong balance sheet was maintained	Accelerate cash flow and earnings; maintain strong balance sheet

Relative total shareholder returns	Outperform the gold price		Return on Goldcorp shares was –41%; return on the gold price was –28%	Outperform the gold price

Dividend policy	Revisit dividend on an ongoing basis		Maintained dividend at US$0.60 annually	Revisit dividend on an ongoing basis

Business development	Improve asset mix to ensure long-term growth		Initiated acquisition of Osisko, divestitures of Marigold and stake in Primero	Improve asset mix to ensure long-term growth
Sustainability Performance
Environment	Progress on five-year Energy Management Plan which was established in 2012		Gas pipeline constructed at Red Lake	Successful rollout of Sustainability Excellence Management System

Sustainability	Bring greater awareness to Goldcorp’s commitment to creating sustainable value		Successful completion of negotiations for two collaboration agreements with First Nations groups; social media following grew by over 175%	Bring greater awareness to Goldcorp’s commitment to creating sustainable value

(1)	In January 2013, Goldcorp announced it would begin reporting cash costs on an all-in sustaining cost basis. “All-in sustaining cash costs” is a non-GAAP performance measure. See the MD&A on page 57 of this Annual Report for further details.

(2)	Adjusted operating cash flow is a non-GAAP performance measure. See the MD&A on page 61 of this Annual Report for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities. Adjusted operating cash flow includes the Company’s share of adjusted operating cash flows provided by Alumbrera and Pueblo Viejo.

(3)	Adjusted net earnings is a non-GAAP performance measure. See the MD&A on page 59 of this Annual Report for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp. Adjusted net earnings include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo.

GOLDCORP  |  5

OPERATIONAL HIGHLIGHTS

In 2013, we delivered record production at significantly reduced costs. In 2014, we expect to surpass those records: production is slated to exceed 3 million ounces and costs are projected to fall, as three projects move into production.

OPERATING FOR EXCELLENCE (O4E)

O4E is a company-wide initiative that seeks out and eliminates hidden inefficiencies, bottlenecks and costs, from large to small. It’s a Goldcorp philosophy and passion, and it saved the Company more than $80 million in 2013 alone.

CANADA AND USA

RED LAKE: OUR TOP PRODUCER

Red Lake remains the world’s richest gold mine. In 2013, O4E solutions saved approximately $13 million in operating costs, and efficiency improvements are ongoing. Its High Grade Zone extends at depth, and drilling continues to test and extend the adjacent NXT zone. The underground connection between Red Lake and Cochenour is expected to be complete in the spring of 2014, and the new operation will improve Red Lake’s mill productivity with synergistic efficiency.

PORCUPINE: ONE OF CANADA’S LONGEST PRODUCING MINES

Successful exploration has revitalized Porcupine’s future and extended its life, and aggressive O4E programs have saved approximately $9 million through improved maintenance planning and execution.

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MEXICO
PEÑASQUITO: NEW WATER WELLS AND HIGHER-GRADE ORE

LOS FILOS: STABLE

PRODUCTION AND CONTINUED EXPLORATION SUCCESS

Los Filos continues to be a solid, reliable contributor to the Goldcorp portfolio. In 2013, exploration added significant new reserves in the current open pit and underground operations as well as in the new 4P project, which could become a second, supplementary underground operation.

Peñasquito is Mexico’s largest mine, producing gold, silver, lead and zinc. Strong results in 2013 were driven by a revised mine plan that targets higher-grade ore, improved mill throughput and O4E opportunities that resulted in savings of over $11 million. By the fourth quarter, Peñasquito’s all-in sustaining costs had decreased significantly over the first quarter	of 2013. The water shortage that had limited production capacity has been addressed. Ultra-high-intensity blasting techniques have improved ore fragmentation, which improves efficiency from the shovel through to the crusher. For 2014, exploration continues to focus on the high-grade zone of copper-gold skarn mineralization.

CENTRAL AND SOUTH AMERICA

MARLIN: OPTIMIZING

OPERATIONS AND IMPROVING GRADE

Now entirely an underground operation, Marlin’s future is supported by the higher-grade Delmy vein. O4E at Marlin saved $4 million in 2013 by targeting higher-grade ore and improving throughput.

PUEBLO VIEJO: ROBUST PRODUCTION

One of the world’s largest gold assets, our 40% owned joint venture will reach its full capacity in 2014, following completion of modifications to the lime circuit. During 2013, its dual-fuel power plant commenced commercial production, providing the mine with a long-term, reliable power supply.

ALUMBRERA: STRONG CASH FLOW GENERATOR A 37.5% owned joint venture, Alumbrera has been one of the world’s largest, lowest cost gold and copper operations.

GOLDCORP  |  7

OPERATIONAL HIGHLIGHTS

O4E IN ACTION
From re-engineering truck routes to manufacturing our own replacement parts, the spirit of O4E is spreading throughout Goldcorp. Read more O4E success stories online: www.goldcorp.com/ar2013
IN-HOUSE PARTS FABRICATION SAVES UP TO $1.2 MILLION A YEAR

Gold mining equipment is enormous, and enormously costly to maintain. The Bucyrus 495 mining shovel in use at Peñasquito, for example, can remove as much as 100 tonnes of rock from the mine face in a single pass. The contact point – where the shovel bucket strikes the rock – is a huge, toothed, trapdoor-like lid. Three or four of them wear out every year, at a replacement cost of nearly US$390,000 each. Until now.

The Peñasquito welding shop team had an idea. Why not try to build the part in-house? After months,

and thousands of hours of spare-time effort, they reverse-engineered the complex component and built it in the welding shop. The cost was $95,000, a saving of nearly $300,000 per lid, or nearly $1.2 million saved in 2014 alone. Adrian Mair, O4E Coordinator, applauded the team. “This is a tremendous demonstration of their skills. It reduces Peñasquito’s dependency on foreign suppliers, adds to our local skill base and retains more of Goldcorp’s investment within Mexico.”

8  |  GOLDCORP

DEVELOPMENT HIGHLIGHTS

FROM PIPELINE TO PRODUCTION IN 2014

CERRO NEGRO: A NEW HIGH-QUALITY, LOW-COST PRODUCER

The process plant is well advanced, underground mining is underway, and first gold is expected mid-year 2014, followed by the declaration of commercial production in the fourth quarter, moving Cerro Negro into Goldcorp’s portfolio of operating mines.

ÉLÉONORE: A MAJOR NEW MINE IN THE JAMES BAY REGION

The project is on schedule towards robust, low-cost gold production. First production will commence in the fourth quarter of 2014, with commercial production expected to be declared early in 2015. Exploration in 2013 increased Upper Mine reserves by one-third, to 4 million ounces.

COCHENOUR: DELIVERING ORE TO THE RED LAKE MILL

The five-kilometre underground haulage drift, which will transport ore to the Red Lake mill for processing, is expected to be complete by April. The drift also serves as a platform for exploration. O4E exercises identified synergies between Cochenour and Red Lake that reduced capital costs by $44 million, and are accelerating development ore delivery by six months, into late 2014.

THE NEXT PHASE OF GOLDCORP’S PIPELINE

CAMINO ROJO: MAJOR
GROWTH POTENTIAL

An advanced stage exploration project 50 kilometres from the Peñasquito mine, Camino Rojo continues to demonstrate strong potential. Successful infill and expansion drilling in the West Extension sulphide zone contributed to the addition of approximately 4.6 million ounces to gold indicated mineral resources, and the addition of approximately 5.0 million ounces to gold indicated mineral resources at year-end 2013. Gold mineral reserves consist of 1.6 million ounces of oxide material. The deposit remains open to the west, along strike, and at depth, with further drilling scheduled for 2014 to test potential expansion of the mineral resources. A Pre-Feasibility Study is expected to commence in the second half of the year.

EL MORRO: WORKING THROUGH PERMIT CHALLENGES; ENGAGING WITH COMMUNITIES
In October 2013, the environmental authority of the Atacama Region, la Comisión de Evaluación Ambiental, approved the Environmental Impact Study submitted by El Morro. The decision resulted in a new Environmental Assessment Resolution issued in October 2013 (RCA 232). In November 2013, RCA 232 was challenged before the Court of Appeals of Copiapó, through a constitutional claim. The Court issued an injunction in favour of the	plaintiffs which prohibits El Morro from conducting construction activities. A ruling by the Court of Appeals is anticipated by mid-2014 and if the claim is appealed, a final decision by the Supreme Court is expected in the third quarter of 2014. The project has returned to the Pre-Feasibility Study stage.

GOLDCORP  |  9

TOGETHER, CREATING SUSTAINABLE

VALUE IN EVERY COMMUNITY

Our success is the direct result of building bonds with local communities, vendors, and local, regional, and federal

governments. In every community, our Corporate Social

Responsibility (CSR) programs are delivering economic,

social and educational benefits.

94% of goods and services we purchase are sourced locally, regionally or in-country.

In 2013, we were proud to negotiate collaboration agreements with the Lac Seul and Mishkeegogamang Ojibway First Nations in Canada, setting out the terms of employment and training opportunities, business opportunities, ongoing communication, and financial contribution to the community and local land users, and further demonstrating Goldcorp’s commitment to creating shared value with Aboriginal communities.

In Mexico, many graduating students from the CONALEP Technical School have taken positions in Goldcorp operations. Our relationship with these students extends back a long way – prior to attending CONALEP, some of these students may have had their primary and secondary education in schools, or from teachers, that Goldcorp funds. In northern Ontario, First Nations young adults and women are now working as underground miners thanks to our support and encouragement for the Stope School.

Our programs are designed as catalysts for positive change. With a leg up from Goldcorp, businesses near our operations have sprung up to provide food, catering, industrial supplies and professional services to the mine. The resulting business infrastructure will last long after the mine has closed.

Every one of us, from senior management through the work crews at each of our operations, strives to conduct our business to ensure lasting social progress and economic growth for all stakeholders.

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CSR STORIES	THE LAC SEUL COLLABORATION AGREEMENT
Directly and indirectly, our presence has measurably reduced local poverty and improved employment, livelihood, education and health. Read more CSR success stories online: www.goldcorp.com/ar2013

For people in the Red Lake area, the future is promising, thanks to the Obishikokaang Collaboration Agreement, recently signed by Goldcorp and members of the Lac Seul First Nation. Five years in negotiation, the agreement sets out long-term training programs and opportunities for employment, business and contracting. It also establishes a framework for environmental policies and provides financial guidelines, including support for the Lac Seul Training Centre of Excellence and a Business Equity Fund.

At the signing ceremony, Chief Clifford Bull said, “I’m elated. I’m joyful. This is a great day for Lac Seul. I’m really excited about what this will mean for our youth and the opportunities they can build for themselves now that we have this in place.”

We are committed to environmental responsibility and the highest standards of health and safety. This year marks our sixth consecutive year of improved safety performance, but there remains much work to be done. Following our Day of Remembrance, in which we took a hard stop at every mine site to pay respects to those we have lost, we have rededicated ourselves to being Safe Enough for Our Families with new behavioural training programs that are already yielding results.

Progress on our water strategy is supported by the work done with WWF (World Wildlife Fund), and has some of our sites achieving a 97% water recycling rate. Goldcorp’s energy strategy includes a five-year plan to increase energy efficiency by 15%, reduce greenhouse gas emissions by 20%, and to source 5% of our energy from renewable sources.

Goldcorp has a number of initiatives in place to meet these targets, including most recently the natural gas pipeline it helped build near Red Lake, Ontario. Not only will this pipeline replace large amounts of diesel fuel consumed at the mine site, it will also make cleaner, more efficient energy, in the form of natural gas, available to local homeowners and businesses.

We are tireless advocates of human rights and maintain a principled, conscientious approach to corporate citizenship.

We are proud of the progress we have made in 2013, and we look forward to generating sustainable social and economic value for many years to come.

GOLDCORP  |  11

BOARD OF DIRECTORS

At Goldcorp, we strive to earn the confidence and trust of all our stakeholders by maintaining the highest standards of integrity, responsibility and transparency, and by consistently meeting or exceeding industry standards for corporate governance and ethics.

Complete information on the Board is available at www.goldcorp.com/About-Us/Governance.

IAN W. TELFER Chairman of the Board, Director since February 2005 Areas of expertise: Mergers & Acquisitions; Finance

DOUGLAS M. HOLTBY(1)(2)

Independent Director,

Vice Chairman of the Board

and Lead Director, President and Chief Executive Officer of three private investment companies,

Director since February 2005

Areas of expertise:

Accounting; Consulting

and Private Equity

CHARLES A. JEANNES President and Chief Executive Officer, Director since May 2009 Areas of expertise: Mergers & Acquisitions; Mining Exploration Law
JOHN P. BELL(2)(4) Independent Director, Director since February 2005 Areas of expertise: Environment, Safety and Sustainability; Social, Economic and Foreign Policy	BEVERLY A. BRISCOE(1)(4) Independent Director, President of Briscoe Management Limited, Director since April 2006 Areas of expertise: Accounting; Financing	PETER J. DEY(2)(3) Independent Director, Chairman of Paradigm Capital Inc., Director since June 2006 Areas of expertise: Financing; Governance; Mergers & Acquisitions
P. RANDY REIFEL(3)(4) Independent Director, President of Chesapeake Gold Corp., Director since November 2006 Areas of expertise: Mineral Exploration; Mergers & Acquisitions	A. DAN ROVIG(3)(4) Independent Director, Independent Consultant, Director since November 2006 Areas of expertise: Mining, Metallurgy and Exploration; Governance
BLANCA TREVIÑO DE VEGA(2)(4) Independent Director, Director since February 2012 Areas of expertise: Information Technology; Distribution and Logistics	KENNETH F. WILLIAMSON(1)(2) Independent Director, Independent Consultant, Director since November 2006 Areas of expertise: Financing; Mergers & Acquisitions

(1)   Member of the Audit Committee

(2)   Member of the Governance and Nominating Committee

(3)   Member of the Compensation Committee

(4)   Member of the Sustainability, Environment, Health and Safety Committee

12  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial  statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the year ended December 31, 2013 and related notes  thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as  issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that  are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars  unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of February 12,  2014.

2014 DEVELOPMENTS

•

On February 3, 2014, the Company announced that it had, in conjunction with its joint venture partner, Barrick Gold Corporation (“Barrick”), entered into a definitive agreement to sell their respective interests in Marigold. Under the terms of the agreement, the joint venture partners will receive total consideration of $275 million in cash, subject to certain closing adjustments. The transaction is expected to complete by the end of March 2014.

•

On January 14, 2014, the Company commenced an offer to acquire all of the outstanding common shares of Osisko Mining Corporation (“Osisko”), a mid-tier publicly traded gold producer operating the Canadian Malartic gold mine in Quebec, Canada, with exploration projects in Ontario, Canada and Mexico. Under the terms of the offer, Osisko shareholders will receive 0.146 of a Goldcorp common share plus C$2.26 in cash for each Osisko common share held, for total consideration of approximately C$2.6 billion in cash and shares. The offer is subject to customary conditions, including the acceptance by Osisko shareholders owning a minimum of 66.67% of the outstanding common shares of Osisko on a fully-diluted basis. The offer is not subject to Goldcorp shareholders’ approval and Goldcorp has obtained a $1.25 billion non-revolving term credit facility from Scotiabank which, together with cash on hand of approximately $620 million and an undrawn $2 billion credit facility, will be sufficient to fund the cash portion of the Offer. The Company also responded to assertions and claims made by Osisko in its Directors’ Circular and legal proceedings, both filed on January 29, 2014 concerning Goldcorp’s offer to acquire the outstanding shares of Osisko and a hearing has been scheduled for March 3 to 5, 2014. The offer is open until February 19, 2014, however as a result of Osisko’s legal proceedings, the Company intends to extend the offer to March 10, 2014.

•

On January 8, 2014, the Company filed a National Instrument 43-101 updated technical report for Peñasquito in response to increased operating costs, higher Mexican taxes and lower assumed gold, silver, zinc and lead prices, and in conjunction with a planned post-investment review. The new life-of-mine plan resulted in a 13 year mine life that positively impacts the 2014 and five-year production profile and increased cash flows over the life of the mine.

2013 HIGHLIGHTS

•

Pueblo Viejo Dominicana Corporation (“PVDC”), a company jointly owned by Goldcorp Inc. (40%) and Barrick Gold Corporation (60%), announced that, following approval by the Dominican Republic National Congress on September 25, 2013, the amendments to the Special Lease Agreement (“SLA”) for the Pueblo Viejo mine were ratified. The amendments to the SLA set out revised fiscal terms and clarify various administrative and operational matters.

•

On August 19, 2013, the Company announced that it had signed the Obishikokaang Collaboration Agreement on behalf of the Red Lake Gold Mines with the Lac Seul First Nation. This agreement sets the framework for continued consultation and support for current and future operations of the Red Lake Gold Mines and defining the long-term benefits for the First Nation.

•

On March 20, 2013, the Company completed an issuance of $1.5 billion of senior unsecured notes and received net proceeds of $1.48 billion. Additionally, the Company extended its $2 billion revolving credit facility to 2018.

•

Goldcorp responded to the lower-metal price environment at all of its mines, reviewing and optimizing the Life of Mines to reduce the marginal-return ounces. Accordingly, the Company recognized a reduction in its reserves and resources of 9.4 million ounces, primarily at Peñasquito and Pueblo Viejo.

GOLDCORP  |  13

(in United States dollars, tabular amounts in millions, except where noted)

•	Key consolidated financial information:

¡

Net loss attributable to shareholders of Goldcorp, including discontinued operations, of $(1,089) million ($(1.34) per share) for the fourth quarter and $(2,709) million ($(3.34) per share) for 2013, compared with net earnings of $504 million ($0.62 per share) and $1,749 million ($2.16 per share), respectively, in 2012.

¡	Operating cash flows, including discontinued operations, of $307 million for the fourth quarter and $955 million for 2013, compared with $678 million and $1,960 million, respectively, in 2012.

¡	Dividends paid of $486 million in 2013, compared to $438 million in 2012.

¡	$2.6 billion of liquidity. (1)

¡

At June 30, 2013, the Company recognized an impairment charge of $1,958 million, net of tax, principally in respect of the Company’s exploration potential at its Peñasquito mine. Additionally, the Company recognized impairment charges of $443 million, net of tax, in the fourth quarter in respect of the Company’s investment in Alumbrera, Primero, Marigold, El Sauzal, and certain Mexican exploration properties.

¡	During the fourth quarter of 2013, the Company recorded $763 million of tax charges due to the recognition of changes in income tax legislation and certain tax elections.

•	Key performance measures: (2)

¡

Goldcorp’s share of gold production increased to 768,900 ounces for the fourth quarter and 2,666,600 ounces for 2013, compared with 700,400 ounces and 2,396,200 ounces, respectively, in 2012, with the commencement of commercial production at Pueblo Viejo in January 2013.

¡

Total cash costs of $467 per gold ounce for the fourth quarter and $553 per gold ounce for 2013, net of by-product silver, copper, lead and zinc credits, compared with $360 and $300 per gold ounce, respectively, in 2012. On a co-product basis, cash costs of $645 per gold ounce for the fourth quarter and $687 per gold ounce for 2013, compared with $621 and $638 per gold ounce, respectively, in 2012. (3)

¡

All-in sustaining costs of $810 per gold ounce for the fourth quarter and $1,031 per gold ounce for 2013, compared with $915 and $884 per gold ounce, respectively, in 2012. All-in costs of $1,336 per gold ounce for the fourth quarter and $1,575 per gold ounce for 2013, compared with $1,709 and $1,590 per gold ounce, respectively, in 2012. (4)

¡

Adjusted net earnings of $74 million ($0.09 per share) for the fourth quarter and $634 million ($0.78 per share) for 2013, compared with $465 million ($0.57 per share) and $1,642 million ($2.03 per share), respectively, in 2012. (5)

¡

Goldcorp’s share of adjusted operating cash flows of $439 million ($0.54 per share) for the fourth quarter and $1,601 million ($1.97 per share) for 2013, compared to $723 million ($0.89 per share) and $2,409 million ($2.97 per share), respectively, in 2012. (6)

¡	Goldcorp’s share of free cash flows of $(351) million for the fourth quarter and $(1,375) million for 2013, compared to $65 million and $(526) million, respectively, in 2012. (7)

(1)	At December 31, 2013, the Company held $625 million of cash and cash equivalents and held an undrawn $2.0 billion revolving credit facility.

(2)

The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Attributable performance measures include the Company’s mining operations, including its discontinued operation, and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and

14  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production cash costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production. The Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2013	2012	2011
Gold	$ 1,600	$ 1,600	$ 1,250
Silver	30	34	20
Copper	3.50	3.50	3.25
Lead	0.90	0.90	0.90
Zinc	0.90	0.90	0.90

If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo and copper for Alumbrera were treated as co-products, Goldcorp’s share of total co-product cash costs including discontinued operations for the year ended December 31, 2013, would be $687 per ounce of gold, $13.26 per ounce of silver, $2.00 per pound of copper $0.70 per pound of zinc and $0.78 per pound of lead (2012 – $638 per ounce of gold, $12.18 per ounce of silver, $1.91 per pound of copper $0.58 per pound of zinc and $0.72 per pound of lead).

Using actual realized sales prices, co-product total cash costs, including discontinued operations would be $692 per gold ounce for the year ended December 31, 2013 (2012 – $650). Refer to page 54 for a reconciliation of total cash costs to reported production costs.

(4)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted all-in sustaining cost and all-in cost non- GAAP performance measures that the Company believes more fully defines the total costs associated with producing gold; however, these performance measures have no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports these measures on a gold ounces sold basis. Effective June 30, 2013, the Company has conformed its all-in sustaining cost and all-in cost definitions to the measures as set out in the guidance note released by the World Gold Council on June 27, 2013 and which is expected to be effective from January 1, 2014. The comparative periods have been restated accordingly. Refer to page 57 for a reconciliation of all-in sustaining costs.

(5)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 59 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(6)

Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprise Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 61 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

(7)

Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company’s ability to generate cashflows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp’s share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp’s share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 61 for a reconciliation of free cash flows to reported net cash provided by operating activities.

GOLDCORP  |  15

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).

At December 31, 2013, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; the Wharf gold mine in the US; and the Pueblo Viejo gold/silver/ copper mine in the Dominican Republic (40% interest). The Company’s 66.7% interest in the Marigold mine in the US was reclassified as a discontinued operation at December 31, 2013.

The Company’s significant development projects at December 31, 2013 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70% interest) in Chile; and the Camino Rojo gold/silver project in Mexico. The Company also owns a 26.9% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine) in Mexico, and a 39.7% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver mine in Guatemala. On January 14, 2014, Tahoe announced that the Escobal mine had achieved commercial production, effective January 1, 2014.

In response to the mid-year decline of commodity prices and resulting lower-than-expected cash flow this year, The Company implemented company-wide spending reductions (Operating for Excellence (“O4E”) program) to safeguard its strong financial position while keeping intact the key elements of its industry-leading growth profile. The Company reviewed its short term operating plans with a focus on improving operating cash flow through optimal mine planning in a lower cost price environment, cost containment, and maximizing returns on capital employed. The successful cost reduction efforts in the face of lower gold prices resulted in key efficiency and productivity gains while keeping the growth profile intact.

The Company realized an average gold price of $1,385 per ounce in 2013, a 17% decrease as compared to $1,672 per ounce in 2012. The average realized gold price of $1,254 per ounce for the fourth quarter was a 6% decrease as compared to $1,339 in the third quarter of 2013. In 2013, the gold market ended a multi-year trend of higher year-over-year prices. The significant fall in gold prices that commenced in the second quarter of 2013 was influenced by the impact and uncertainty of government quantitative easing programs particularly in the US and Japan. Additionally, the Indian government increased import duty taxes on refined gold as a means to improve their current account deficit and stem the outflow of US dollars. During the latter half of 2013, gold prices rallied briefly in July and August, however gold closed at $1,205 per ounce at the end of 2013, a decrease of 27% from the prior year closing price. The Company’s average realized gold price was 2% below the London Bullion Market Association’s average gold price of $1,410 for 2013 due to the timing of sales in relation to the volatility of the commodity prices.

Gold production in 2013 increased 11% to 2,666,600 ounces as compared to 2,396,200 ounces in 2012, primarily due to Pueblo Viejo achieving commercial production in January 2013. Improved operational performance at Musselwhite, due to higher throughput from increased ore production from underground stopes, and at Porcupine as the Company’s O4E program began to take effect, also contributed to offset the production challenges experienced at Los Filos and Wharf due to extreme weather conditions during the third and fourth quarters of 2013.

Production costs increased by 2% compared to the prior year due to increased employee, contractor and consumables costs attributable to increased production, partially offset by a reduction to estimates in reclamation and closure cost obligations at certain of the Company’s inactive and closed sites. The impact of increasing costs seen at the Company’ s operations, and consistent with trends seen in the industry, was reduced in part by the implementation of the Company’s O4E program in 2013 which targeted improvements in cost management and production efficiencies. Positive results were seen at Porcupine where $9 million of savings were realized from the reduction of contractors for development, maintenance improvements, and energy management optimizations. Further cost savings across the Company’s operations and projects are expected to be realized in 2014.

Gold production for the fourth quarter of 2013 was 768,900 ounces, a 21% increase compared to the prior quarter. Increased production was seen at Red Lake where optimization of mine plans to focus on higher margin ounces resulted in 50% higher grades, partially offset by 7% lower mill throughput. Record production at Peñasquito of 141,700 ounces in the fourth quarter was an increase of 24% as compared to the prior quarter due to 10% higher gold ore grades and 15% higher metallurgical recoveries, resulting from the completion of higher grade ore benches of Phase 4 and the implementation of operational improvements in the flotation cells. Los Filos increased production by 28% to 94,000 ounces, as compared to the prior quarter, as operations recommenced following the record floods seen in the the third quarter of 2013. Pueblo Viejo

16  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

production was 104,700 ounces in the fourth quarter, an increase of 39% as compared to the prior quarter due primarily to an increase in tonnes milled as a result of the completion of the autoclave modifications during the quarter.

Production costs for the fourth quarter of 2013 decreased by 5% compared to the third quarter, primarily due to a reduction to estimates in reclamation and closure cost obligations at certain of the Company’s inactive and closed sites of $25 million.

Peñasquito continued to incrementally increase its fresh water production in 2013 from 69,500 to 77,000 cubic metres per day with the addition of eight new wells in the Torres-Vergel area and four new wells in the mine operations area. These new wells not only supplied water to replace the declining production in the existing well field, but allowed water production to increase above 2012 year end levels. This increase in water production combined with rigorous control of tailings management and improved efficiencies in the primary crusher and augmented feed circuit, allowed an increase in plant throughput from 99,945 tonnes per day in 2012 to 106,200 tonnes per day in 2013.

The NWF project is expected to be completed during 2014 including 25 new production wells that will be added to provide additional fresh water to the mine and allow a sustainable extraction of the water resource along with the improvement of aquifer management. The NWF is expected to be operational by the fourth quarter of 2014. Studies for the long-term tailings facility began in the third quarter of 2013. First results of these studies are expected by mid-year 2014.

Mechanical completion of the Waste Rock Overland Conveyor System project at Peñasquito was achieved during the third quarter of 2013. The commissioning phase will be finalized during the second quarter of 2014 due to required optimization work on the transfer points. Throughput has averaged 3,000 tonnes per hour and upon completion of the optimization work is expected to achieve nameplate throughput of 8,000 tonnes per hour.

At Cerro Negro, Engineering, Procurement and Construction Management (“EPCM”) activities reached 78% completion, with detailed engineering 100% complete, by the end of 2013. Significant development progress was also made on the three underground deposits of Eureka, Mariana Central and Mariana Norte during 2013. Total underground development of 7,702 metres was completed in 2013 in comparison with 4,981 metres in 2012. Production mining from Eureka commenced in April, and initial ore development commenced at Mariana Central and Mariana Norte during June 2013.

Despite a strike by unionized mine workers during the last eleven days of December, production ore established new quarterly highs during the fourth quarter as mining activities at Eureka approached planned production levels. Underground development at Mariana Central continues and is yielding modest development ore tonnes in preparation for commencement of production mining during 2014. Combined mine production is steadily increasing as expected towards planned production levels of 4,000 tonnes per day.

During the fourth quarter, a small surface mining operation commenced on portions of the surface veins at Eureka. Modest ore tonnes are planned from these veins as a supplement to underground ore production and will provide increased flexibility to feed the mill. At the end of 2013, the surface ore stockpile consisted of 285,000 tonnes of ore, approximately 90% from Eureka, and 10% from Mariana Central.

Metals Price Environment

The sharp falls in commodity prices which commenced in the second quarter of 2013, and which continued throughout the remainder of 2013, and the decline in the Company’s share price which resulted in the Company’s market capitalization falling below its net asset value, acted as indicators of potential impairment . The Company performs impairment testing annually and when impairment indicators are present on certain mining properties. Impairment testing is performed using Life of Mine (“LOM”) after-tax cash flow projections, which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures, inflation and long-term foreign exchange rates.

Following the Company’s impairment assessment performed during the second quarter of 2013 in response to impairment indicators identified, the Company recorded impairment charges of $1,958 million, net of tax, primarily related to Peñasquito as a result of the change in the metal pricing environment related to in situ exploration ounces, in combination with the changes to the LOM plan and the pending Mexican mining duty. Additionally, during the second quarter, as a result of the Company’s decision to defer certain capital expenditures and an assessment of its core mining assets, the Company suspended development work at its Cerro Blanco project and recognized a $131 million impairment expense against the carrying value of the project.

The Company continued to monitor impairment indicators, and recognized further impairment charges of $357 million, net of tax, during the fourth quarter of 2013 against the carrying value of the Company’s investments in Alumbrera, Primero, El Sauzal and certain Mexican exploration properties. Additionally, as a result of Marigold being reclassified as a discontinued operation at December 31, 2013, an impairment expense of $86 million, net of tax, was recognized based on the estimated fair value less costs to sell.

GOLDCORP  |  17

(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENTS

Sale of Marigold:

On February 3, 2014, the Company announced that it had, in conjunction with its joint venture partner, Barrick, entered into a definitive agreement to sell their respective interests in Marigold to Silver Standard Resources Inc. Under the terms of the agreement, the joint venture partners will receive total consideration of $275 million in cash, subject to certain closing adjustments. The transaction is expected to complete in April 2014.

Offer to acquire Osisko:

On January 14, 2014, the Company commenced an offer to acquire all of the outstanding common shares of Osisko Mining Corporation (“Osisko”), a mid-tier publicly traded gold producer operating the Canadian Malartic gold mine in Quebec, Canada, with exploration projects in Ontario, Canada and Mexico. Under the terms of the offer, Osisko shareholders will receive 0.146 of a Goldcorp common share plus C$2.26 in cash for each Osisko common share held, for total consideration of approximately C$2.6 billion in cash and shares. The offer is subject to customary conditions, including the acceptance by Osisko shareholders owning a minimum of 66.67% of the outstanding common shares of Osisko on a fully-diluted basis. The offer is not subject to Goldcorp shareholders’ approval and Goldcorp has obtained a $1.25 billion non-revolving term credit facility from Scotiabank which, together with cash on hand of approximately $620 million and an undrawn $2 billion credit facility, will be sufficient to fund the cash portion of the Offer. The Company also responded to assertions and claims made by Osisko in its Directors’ Circular and legal proceedings, both filed on January 29, 2014 concerning Goldcorp’s offer to acquire the outstanding shares of Osisko and a hearing has been scheduled for March 3 to 5, 2014. The offer is open until February 19, 2014, however as a result of Osisko’s legal proceedings, the Company intends to extend the offer to March 10, 2014.

Issuance of $1.5 billion notes:

On March 20, 2013, the Company issued $1.5 billion of senior unsecured notes (the “Company’s Notes” or the “Notes”), consisting of $0.5 billion aggregate principal amount of 2.125% notes due March 15, 2018 (the “5-year Notes”) and $1.0 billion aggregate principal amount of 3.70% notes due March 15, 2023 (the “10-year Notes”). The Company received total proceeds of $1.48 billion, net of transaction costs.

Executive appointments:

On May 7, 2013, the Company announced the appointment of Russell Ball as Executive Vice President, Capital Management. In his new role, Mr. Ball will lead the focus on financial discipline within Goldcorp’s project team as the Company continues to advance construction at Cerro Negro in Argentina, Éléonore in Quebec and Cochenour near Red Lake in Ontario. His group will also lead development at the Company’s next generation of gold growth projects and work with Goldcorp’s operations teams on project management at existing mines.

On February 27, 2013, the Company announced the appointment of Charlene Ripley as Executive Vice President and General Counsel. Ms Ripley has 25 years of experience in the field of corporate law, most recently serving as Senior Vice President and General Counsel at Linn Energy in Houston, Texas. Ms Ripley holds a law degree from Dalhousie Law School and a Bachelor of Arts degree from the University of Alberta.

18  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED ANNUAL FINANCIAL RESULTS (2)(3)

Consolidated financial information	2013	2012	2011 (2)(3)
Revenues (1)(2)(3)	$3,687	$4,660	$5,362
Net (loss) earnings from operations and associates (2)	$(2,260)	$2,025	$2,238
Net (loss) earnings from continuing operations (3)	$(2,642)	$1,695	$1,881
Net (loss) earnings from discontinued operation, net of tax (3)	$(67)	$54	$—
Net (loss) earnings	$(2,709)	$1,749	$1,881
Net (loss) earnings attributable to shareholders of Goldcorp	$(2,709)	$1,749	$1,881
Net (loss) earnings from continuing operations per share (3)
– Basic	$(3.25)	$2.09	$2.34
– Diluted	$(3.25)	$1.89	$2.18
Net (loss) earnings per share
– Basic	$(3.34)	$2.16	$2.34
– Diluted	$(3.34)	$1.95	$2.18
Cash flows from operating activities of continuing operations (1)(2)(3)	$906	$1,900	$2,366
Cash flows from operating activities including discontinued operation (1)(2)(3)	$955	$1,960	$2,366
Dividends paid	$486	$438	$330
Cash and cash equivalents (2)	$625	$757	$1,502
Total assets	$29,564	$30,979	$29,374
Non-current liabilities	$7,773	$6,982	$7,118

Key performance measures (4)	2013	2012	2011 (2)(3)
Gold produced (ounces) (3)	2,559,100	2,299,900	2,514,700
Gold sold (ounces) (1)(3)	2,489,500	2,244,600	2,490,200
Silver produced (ounces)	30,326,100	30,470,500	27,824,600
Copper produced (thousands of pounds)	90,600	112,200	96,500
Lead produced (thousands of pounds)	159,100	153,700	154,700
Zinc produced (thousands of pounds)	279,300	324,200	286,400
Average realized gold price (per ounce)	$1,385	$1,672	$1,572
Average London spot gold price (per ounce)	$1,410	$1,669	$1,572
Total cash costs – by-product (per gold ounce) (5)	$538	$279	$223
Total cash costs – co-product (per gold ounce) (6)	$677	$632	$534
All-in sustaining costs (per gold ounce)	$1,011	$867	$661
Adjusted net earnings	$615	$1,588	$1,786
Adjusted operating cash flow	$1,551	$2,334	$2,692
Including discontinued operation (3)
Gold produced (ounces)	2,666,600	$2,396,200	2,514,700
Gold sold (ounces) (1)	2,597,200	2,340,600	2,490,200
Total cash costs – by-product (per gold ounce) (5)	$553	$300	$223
Total cash costs – co-product (per gold ounce) (6)	$687	$638	$534
All-in sustaining costs (per gold ounce)	$1,031	$884	$661
Adjusted net earnings	$634	$1,642	$1,786
Adjusted operating cash flow	$1,601	$2,409	$2,692

(1)	Excludes pre-commissioning sales ounces from Pueblo Viejo, prior to January 1, 2013, as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

GOLDCORP  |  19

(in United States dollars, tabular amounts in millions, except where noted)

(2)

Effective as of January 1, 2013, the Company’s 37.5% interest in Alumbrera is now required to be accounted for as an investment in associate and consolidated using the equity method. The Company has restated the 2012 results to remove Alumbrera’s revenues, cash from operating activities, and cash and cash equivalents, and to include the effect of Alumbrera on earnings from operations and associates; however, the 2011 results have not been restated.

(3)

The Company’s 66.7% interest in Marigold has been reclassified as a discontinued operation for the year ended December 31, 2013. The 2012 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations. The 2011 comparative information has not been restated.

(4)

The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(5)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton Corporation (“Silver Wheaton”)).

(6)

Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15).

20  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF ANNUAL FINANCIAL RESULTS

The net loss attributable to shareholders of Goldcorp for the year ended December 31, 2013 was $(2,709) million, or $(3.34) per share, compared to net earnings attributable to shareholders of Goldcorp of $1,749 million or $2.16 per share for the year ended December 31, 2012. Compared to the year ended December 31, 2012, the net loss attributable to shareholders of Goldcorp for the year ended December 31, 2013 was impacted by the following factors:

•

Revenues decreased by $973 million, or 21%, primarily due to a $641 million decrease in gold revenues, a $271 million decrease in silver revenues, and a $61 million decrease in lead, zinc and copper revenues, net of refining charges, at Peñasquito. The decrease in revenues resulted from the decline in commodity prices during 2013 as compared to the prior year;

•

Production costs increased by $30 million, or 2%, primarily due to higher employee, labour, and consumables costs; partially offset by a $25 million reduction in estimates in reclamation and closure cost obligations at certain of the Company’s inactive and closed sites in the current year compared to an $84 million increase in estimates in reclamation and closure cost obligations in 2012;

•

Depreciation and depletion increased by $49 million, or 8%, due to higher sales volumes and new assets being put into service, partially offset by lower depletion expense on impaired mining interest assets;

•	Exploration and evaluation costs decreased by $9 million due to a planned reduction in exploration programs;

•

The Company’s share of net losses and impairment of associates of $395 million for the year ended December 31, 2013 was primarily comprised of a net loss of $295 million from Alumbrera due to a $276 million impairment expense recognized in the fourth quarter, a net loss of $66 million from Pueblo Viejo due to the impact of a $183 million cumulative tax expense arising on the SLA agreement amendments, and $34 million of net losses from the Company’s equity investments in Primero and Tahoe, primarily due to an impairment expense of $19 million recognized against the carrying value of Primero. The Company’s share of net earnings of associates of $210 million in the prior year was primarily comprised of $163 million of net earnings at Alumbrera and $59 million of net earnings from the Company’s investments in Primero and Tahoe, which included a reversal of a $65 million impairment expense previously recognized in respect of the Company’s equity interest in Primero; partially offset by a net loss of $12 million at Pueblo Viejo, primarily due to a $14 million impairment expense arising on certain power assets;

•

An impairment expense of mining interests and goodwill of $2,646 million ($2,020 million, net of tax), primarily comprised of an impairment expense of $2,427 million and $131 million ($1,827 million and $131 million, net of tax) recognized against the carrying amount of the Peñasquito mine and the Cerro Blanco project, respectively, in the second quarter, and an impairment expense of $59 million and $29 million ($42 million and $20 million, net of tax) recognized against the carrying amount of certain of the Company’s Mexican exploration projects and the El Sauzal mine, respectively, in the fourth quarter;

•

Corporate administration was $164 million, excluding share-based compensation expense, comparable to the prior year expense of $163 million. Share-based compensation expense decreased by $10 million primarily due to a decrease in the fair value of the Company’s Performance Share Units (“PSUs”);

•

A $32 million loss on securities representing the impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities. In 2012, the Company recognized a $67 million loss on securities;

•

An $83 million gain on derivatives for the year ended December 31, 2013 comprised of a $57 million unrealized gain on the conversion feature of the Company’s convertible notes (“Convertible Notes”); a $17 million net gain on the Company’s contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (“the Silver Wheaton silver contract”); and a $9 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts which are marked-to-market at each period end with changes in fair value recorded in net earnings. A $155 million net gain on derivatives for the year ended December 31, 2012 was comprised of a $127 million unrealized gain on the conversion feature of the Company’s Convertible Notes and a $40 million net gain on the foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by an $11 million net loss on the Silver Wheaton silver contract and a $1 million unrealized loss on investments in warrants;

•

An $11 million loss ($8 million, net of tax) on disposition of mining interests arising on the Company’s sale of its 30.8% interest in the Cerro del Gallo property to Primero. The Company received an immediate cash payment of $8 million with additional contingent payments dependent on the project meeting certain milestones or market conditions. In 2012, the Company recognized a $12 million gain arising from the sale of Primero shares received as settlement of the outstanding $30 million principal of the Primero $60-million convertible note;

•

Finance costs increased by $23 million primarily due to $17 million of interest expense which was not eligible for capitalization arising on the Company’s Notes which were issued in March 2013 and a $6 million increase in accretion on the Company’s reclamation and closure cost obligations;

GOLDCORP  |  21

(in United States dollars, tabular amounts in millions, except where noted)

•

Other expenses of $58 million primarily comprised of $44 million of foreign exchange losses arising on value added tax receivables denominated in Mexican and Argentinian pesos, and cash and cash equivalents denominated in Canadian dollars. Other income of $17 million in 2012 was comprised primarily of $6 million of interest income earned on the Company’s cash and cash equivalents and loans held with certain of the Company’s associates and $4 million of foreign exchange gains;

•	Income tax expense for the year ended December 31, 2013 totaled $314 million ( 2012 – $420 million) and was impacted by:

•

A slightly lower effective tax rate for the year ended December 31, 2013 as compared to the prior year, after adjusting for non-deductible share-based compensation expense, the impairment of mining interests, the deferred tax impacts of the Mexican tax law changes, the deferred tax impact of electing to pay Guatemalan taxes on net income rather than gross revenues, and the impact of foreign exchange on deferred income taxes. This is primarily due to net losses from associates resulting from impairments recognized in respect of Alumbrera and Primero, and the large tax provision for the retroactive SLA tax adjustments applicable to Pueblo Viejo, reducing pre-tax earnings. These losses from associates are not tax effected as they are either accrued in jurisdictions where the company is not taxable on capital gains or where it is not probable that the capital losses will be utilized. The income tax expense for 2013 was reduced for the tax benefits of foreign exchange losses on US dollar denominated debt in Argentina and the settlement of certain past tax positions, partially offsetting the impact of the non-tax effected net losses from associates;

•

A $133 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006, and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $32 million foreign exchange gain for the year ended December 31, 2012; and

•

A decrease of $121 million of net earnings from the Company’s 66.7% share of Marigold which was classified as a discontinued operation at December 31, 2013, primarily as a result of an $86 million, net of tax, impairment expense.

Adjusted net earnings amounted to $634 million, or $0.78 per share (1), for the year ended December 31, 2013, compared to $1,642 million, or $2.03 per share, for the year ended December 31, 2012. Compared to the year ended December 31, 2012, adjusted net earnings were primarily impacted by lower revenues due to lower commodity prices and higher production costs.

Total cash costs (by-product) increased to $553 per ounce (2) for the year ended December 31, 2013 as compared to $300 per ounce in the comparative period. The increase was primarily due to lower by-product sales credits, partially offset by higher gold sales volumes.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 59 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 54 for a reconciliation of total cash costs to reported production costs.

22  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

QUARTERLY FINANCIAL REVIEW (2)(3)

	2013
Consolidated financial information	Q1	Q2	Q3	Q4	Total
Revenues (1)(2)(3)	$964	$858	$895	$970	$3,687
Earnings (loss) from operations and associates (2)	$308	$(2,443)	$(2)	$(123)	$(2,260)
Net earnings (loss) from continuing operations (3)	$299	$(1,939)	$—	$(1,002)	$(2,642)
Net earnings (loss) from discontinued operation	$10	$5	$5	$(87)	$(67)
Net (loss) earnings	$309	$(1,934)	$5	$(1,089)	$(2,709)
Net earnings (loss) attributable to shareholders of Goldcorp	$309	$(1,934)	$5	$(1,089)	$(2,709)
Net earnings (loss) from continuing operations per share (3)(4)
– Basic	$0.37	$(2.39)	$—	$(1.23)	$(3.25)
– Diluted	$0.32	$(2.39)	$—	$(1.23)	$(3.25)
Net earnings (loss) per share (4)
– Basic	$0.38	$(2.38)	$0.01	$(1.34)	$(3.34)
– Diluted	$0.33	$(2.38)	$—	$(1.34)	$(3.34)
Cash flows from operating activities of continuing operations (1)(2)(3)	$269	$74	$268	$295	$906
Cash flows from operating activities including discontinued operation (1)(2)(3)	$294	$80	$274	$307	$955
Dividends paid	$122	$121	$122	$121	$486
Cash and cash equivalents (2)	$1,463	$899	$972	$625	$625
Total assets	$32,632	$30,029	$29,933	$29,564	$29,564
Non-current liabilities	$8,323	$7,808	$6,995	$7,773	$7,773

	2013
Key performance measures (5)	Q1	Q2	Q3	Q4	Total
Gold produced (ounces)	582,900	623,500	611,900	740,800	2,559,100
Gold sold (ounces) (1)	563,400	601,600	626,700	697,800	2,489,500
Silver produced (ounces)	5,633,400	7,180,000	7,744,600	9,768,100	30,326,100
Copper produced (thousands of pounds)	18,800	21,600	21,400	28,800	90,600
Lead produced (thousands of pounds)	29,100	35,400	41,000	53,600	159,100
Zinc produced (thousands of pounds)	52,000	70,100	76,300	80,900	279,300
Average realized gold price (per ounce)	$1,622	$1,357	$1,340	$1,254	$1,385
Average London spot gold price (per ounce)	$1,631	$1,414	$1,327	$1,272	$1,410
Total cash costs – by-product (per gold ounce) (6)	$549	$636	$536	$447	$538
Total cash costs – co-product (per gold ounce) (7)	$701	$702	$696	$632	$677
All-in sustaining costs (per gold ounce)	$1,110	$1,205	$975	$794	$1,011
Adjusted net earnings	$243	$112	$185	$75	$615
Adjusted operating cash flow	$377	$378	$364	$432	$1,551
Including discontinued operation (3)
Gold produced (ounces)	614,600	646,000	637,100	768,900	2,666,600
Gold sold (ounces)	595,100	624,300	652,100	725,700	2,597,200
Total cash costs – by-product (per gold ounce) (6)	$565	$646	$551	$467	$553
Total cash costs – co-product (per gold ounce) (7)	$710	$713	$706	$645	$687
All-in sustaining costs (per gold ounce)	$1,134	$1,227	$995	$810	$1,031
Adjusted net earnings	$253	$117	$190	$74	$634
Adjusted operating cash flow	$400	$388	$374	$439	$1,601

GOLDCORP  |  23

(in United States dollars, tabular amounts in millions, except where noted)

			2012
Consolidated financial information (2)(3)	Q1	Q2	Q3	Q4	Total
Revenues (1)(2)(3)	$1,166	$1,052	$1,245	$1,197	$4,660
Earnings from operations and associates (2)	$482	$388	$682	$473	$2,025
Net earnings from continuing operations (3)	$461	$258	$487	$489	$1,695
Net earnings from discontinued operation (3)	$18	$10	$11	$15	$54
Net earnings	$479	$268	$498	$504	$1,749
Net earnings attributable to shareholders of Goldcorp	$479	$268	$498	$504	$1,749
Net earnings from continuing operations per share (3)(4)
– Basic	$0.57	$0.32	$0.60	$0.60	$2.09
– Diluted	$0.49	$0.25	$0.60	$0.45	$1.89
Net earnings per share (4)
– Basic	$0.59	$0.33	$0.61	$0.62	$2.16
– Diluted	$0.51	$0.26	$0.61	$0.47	$1.95
Cash flows from operating activities from continuing operations (1)(3)(4)	$321	$505	$416	$658	$1,900
Cash flows from operating activities including discontinued operation (1)(2)(3)	$339	$510	$433	$678	$1,960
Dividends paid	$109	$110	$109	$110	$438
Cash and cash equivalents (2)	$1,463	$899	$972	$757	$757
Total assets	$29,531	$29,674	$30,400	$30,979	$30,979
Non-current liabilities	$6,790	$6,820	$6,916	$6,982	$6,982
			2012
Key performance measures (5)	Q1	Q2	Q3	Q4	Total
Gold produced (ounces)	498,200	559,700	569,900	672,100	2,299,900
Gold sold (ounces) (1)	519,300	514,000	594,800	616,500	2,244,600
Silver produced (ounces)	6,618,500	8,184,100	8,509,300	7,158,600	30,470,500
Copper produced (thousands of pounds)	24,100	31,500	31,200	25,400	112,200
Lead produced (thousands of pounds)	39,200	45,900	39,400	29,200	153,700
Zinc produced (thousands of pounds)	63,800	95,000	98,400	67,000	324,200
Average realized gold price (per ounce)	$1,708	$1,596	$1,687	$1,692	$1,672
Average London spot gold price (per ounce)	$1,691	$1,609	$1,652	$1,722	$1,669
Total cash costs – by-product (per gold ounce) (6)	$229	$357	$197	$337	$279
Total cash costs – co-product (per gold ounce) (7)	$647	$616	$654	$611	$632
All-in sustaining costs (per gold ounce)	$807	$1,003	$774	$895	$867
Adjusted net earnings	$386	$322	$430	$450	$1,588
Adjusted operating cash flow	$457	$506	$669	$702	$2,334
Including discontinued operations (3)
Gold produced (ounces)	524,700	578,600	592,500	700,400	2,396,200
Gold sold (ounces)	545,700	532,000	617,800	645,100	2,340,600
Total cash costs – by-product (per gold ounce) (6)	$251	$370	$220	$360	$300
Total cash costs – co-product (per gold ounce) (7)	$648	$619	$660	$621	$638
All-in sustaining costs (per gold ounce)	$821	$1,011	$801	$915	$884
Adjusted net earnings	$404	$332	$441	$465	$1,642
Adjusted operating cash flow	$480	$520	$686	$723	$2,409

24  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

(1)	Excludes pre-commissioning sales ounces from Pueblo Viejo, prior to January 1, 2013, as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)

Effective as of January 1, 2013, the Company’s 37.5% interest in Alumbrera is now required to be accounted for as an investment in associate and accounted for using the equity method. The Company has restated the 2012 comparative periods to remove Alumbrera’s revenues, cash from operating activities, and cash and cash equivalents, and to include the effect of Alumbrera on earnings from operations and associates.

(3)

The Company’s 66.7% interest in Marigold has been reclassified as a discontinued operation for the year ended December 31, 2013. The 2012 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

(4)

Sum of quarterly net earnings (loss) from continuing operations per share and net earnings (loss) per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(5)

The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(6)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton).

(7)

Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15).

GOLDCORP  |  25

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS – Three months ended December 31, 2013 compared to the three months ended September 30, 2013

The net loss attributable to shareholders of Goldcorp for the fourth quarter of 2013 was $(1,089) million, or $(1.34) per share, compared to net earnings attributable to shareholders of Goldcorp of $5 million, or $0.01 per share, for the third quarter of 2013. Compared to the prior quarter, the net earnings attributable to shareholders of Goldcorp for the three months ended December 31, 2013 was impacted by the following factors:

•

Revenues increased by $75 million, or 8%, due to a $57 million increase in gold revenues; a $2 million increase in silver revenues; and an $18 million increase in lead and zinc revenues, partially offset by a $2 million decrease in copper revenues;

•

Production costs decreased by $27 million, or 5%, primarily due to a $25 million reduction in estimates in reclamation and closure cost obligations at certain of the Company’s inactive and closed sites;

•	Depreciation and depletion increased by $13 million, or 8%, due to higher sales volumes;

•

The Company’s share of net losses of associates of $294 million was comprised of a net loss of $309 million from Alumbrera, primarily as a result of $276 million, net of tax, impairment expense, and a $32 million net loss from the Company’s investments in Primero and Tahoe, mainly due to a $19 million impairment expense recognized against the carrying amount of Primero, partially offset by net earnings of $47 million from Pueblo Viejo. In the prior quarter, the Company’s share of net losses of associates of $155 million was primarily comprised of a $168 million net loss from Pueblo Viejo, partially offset by $12 million of net earnings from Alumbrera and net earnings of $1 million from the Company’s equity investments in Tahoe and Primero;

•

An impairment expense of $88 million comprising of $59 million and $29 million ($42 million and $20 million, net of tax) recognized against the carrying amount of certain of the Company’s Mexican exploration projects and the El Sauzal mine, respectively;

•

Corporate administration was $39 million, excluding share-based compensation expense, a $3 million decrease compared to the prior quarter. Share-based compensation expense was $8 million, a decrease of $16 million compared to the third quarter due to a decrease in the fair value of the Company’s PSUs and cancellations of share option awards;

•

A $17 million loss on securities representing an impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities, compared to a $3 million loss in the prior quarter;

•

A $4 million net gain on derivatives in the fourth quarter of 2013 comprised of a $6 million unrealized gain on the conversion feature of the Company’s Convertible Notes; and a $2 million net gain on the Silver Wheaton silver contract; partially offset by a $4 million net loss on foreign currency, heating oil, copper, lead, zinc and silver contracts. An $8 million net gain on derivatives in the third quarter was comprised of a $7 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; a $5 million unrealized gain on the conversion feature of the Company’s Convertible Notes; partially offset by a $4 million loss on the Silver Wheaton silver contract;

•

An $11 million loss ($8 million, net of tax) on disposition of mining interests arising on the Company’s sale of its 30.8% interest in the Cerro del Gallo property to Primero. The Company received an immediate cash payment of $8 million with additional contingent payments dependent on the project meeting certain milestones or market conditions;

•	Finance costs decreased by $2 million due to an increase in interest expense eligible for capitalization to the Company’s development projects;

•

Other expenses of $58 million were primarily comprised of $7 million of foreign exchange losses arising mainly on value added tax receivables denominated in Mexican and Argentinian pesos and cash and cash equivalents denominated in Canadian dollars and the recognition of a $31 million cumulative impact of a reduction in interest income from Pueblo Viejo due to a restructuring of the loan interest rates as a result of the SLA amendment. The Company’s net earnings from Pueblo Viejo were similarly impacted by the interest rate adjustment. Other expenses of $2 million in the third quarter of 2013 was primarily comprised of $18 million of interest income arising on the Company’s cash and cash equivalents, money market investments and loans held with certain of the Company’s associates, partially offset by $14 million of foreign exchange losses arising mainly on value added tax receivables denominated in Mexican and Argentinian peso and cash and cash equivalents denominated in Canadian dollars;

•	Income tax expense for the three months ended December 31, 2013 totaled $788 million (three months ended September 30, 2013 – income tax recovery of $11 million) and was impacted by:

•

A negative effective tax rate in the fourth quarter of 2013, after adjusting for non-deductible share-based compensation expense, the impairment of mining interests, the deferred tax impacts of the Mexican tax law changes, the deferred tax impact of electing to pay Guatemalan tax on net income rather than gross revenues, and the impact of foreign exchange on deferred income taxes, compared to the third quarter of 2013. The loss before income taxes in the fourth quarter of 2013

26  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

was largely the result of significant losses from associates resulting from impairments recognized in respect of Alumbrera and Primero. These losses from associates are not tax effected as they are either accrued in jurisdictions where the company is not taxable on capital gains or where it is not probable that the capital losses will be utilized. The 2013 fourth quarter tax rate was however favourably impacted by tax deductible foreign exchange losses on US dollar denominated debt in Argentina. The third quarter of 2013 also had a negative effective tax rate after adjusting for the adjustments noted at the beginning of this paragraph. In the prior quarter, a large tax provision reflecting the impact of the various amendments to the Pueblo Viejo SLA resulted in a net loss from Pueblo Viejo, which was similarly not tax effected. The third quarter taxes were however favourably impacted by tax deductible foreign exchange losses on US dollar denominated debt in Argentina and the settlement of certain past tax positions;

•

Income tax for the fourth quarter was impacted by a $67 million foreign exchange loss on the translation of deferred income tax assets and liabilities primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $9 million foreign exchange loss in the third quarter of 2013; and

•

A decrease of $92 million in net earnings from the Company’s 66.7% share of Marigold which was classified as a discontinued operation at December 31, 2013, primarily as a result of an $86 million, net of tax, impairment expense.

Adjusted net earnings amounted to $74 million, or $0.09 per share (1), for the three months ended December 31, 2013, compared to $190 million, or $0.23 per share (1), for the third quarter of 2013. Compared to the prior quarter, the decrease in adjusted net earnings was primarily due to the impact of the Mexican tax rate change from 28% to 30%, totaling $148 million, or $0.18 per share, partially offset by higher sales.

Total cash costs (by-product) were $467 per gold ounce (2), in the fourth quarter of 2013, as compared to $551 per gold ounce in the prior quarter. The decrease in cash costs per ounce was primarily due to increased gold sales volumes in the fourth quarter.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 59 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 54 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  27

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS (1)

Years ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by- product (per gold ounce) (2)	All-in sustaining costs (per gold ounce)(3)
Red Lake	2013	$684	493,000	487,300	$1,400	$531	$880
	2012	$852	507,700	508,300	$1,673	$494	$896
Porcupine	2013	407	291,900	292,000	1,390	717	1,034
	2012	439	262,800	262,800	1,665	772	1,146
Musselwhite	2013	353	256,300	253,700	1,390	760	1,088
	2012	403	239,200	242,200	1,662	760	1,223
Peñasquito	2013	1,148	403,800	389,700	1,335	440	914
	2012	1,588	411,300	399,900	1,693	(457)	386
Los Filos	2013	457	332,400	325,900	1,396	623	1,002
	2012	565	340,400	339,000	1,663	551	809
El Sauzal	2013	113	80,600	80,800	1,379	853	915
	2012	137	81,800	81,600	1,666	696	848
Marlin	2013	447	202,200	204,600	1,393	195	628
	2012	551	207,300	209,100	1,658	(75)	425
Wharf	2013	78	56,200	55,500	1,383	924	1,165
	2012	125	68,100	71,000	1,658	668	879
Alumbrera (1)	2013	388	117,500	103,600	1,365	(148)	565
	2012	615	136,600	130,700	1,698	(774)	(395)
Pueblo Viejo (1)	2013	431	325,200	296,400	1,397	534	750
	2012	—	44,700	—	—	—	—
Other (3)	2013	—	—	—	—	—	112
	2012	—	—	—	—	—	131
Total – continuing operations	2013	$4,506	2,559,100	2,489,500	$1,385	$538	$1,011
	2012	$5,275	2,299,900	2,244,600	$1,672	$279	$867
Marigold (4)	2013	151	107,500	107,700	1,404	914	1,503
	2012	160	96,300	96,000	1,666	776	1,282
Total – including discontinued operation	2013	$4,657	2,666,600	2,597,200	$1,385	$553	$1,031
	2012	$5,435	2,396,200	2,340,600	$1,672	$300	$884

(1)

The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton).

(3)

For the purposes of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company’s regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the ‘Other’ category. These costs are not allocated to the individual mine sites as the Company measures its operations’ performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company’s consolidated gold sales ounces.

(4)

The Company’s 66.7% interest in Marigold has been reclassified as a discontinued operation for the year ended December 31, 2013. The 2012 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

28  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended December 31

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs – by- product (per gold ounce) (2)	All-in sustaining costs (per gold ounce)(3)
Red Lake	2013	$151	128,000	121,400	$1,243	$500	$822
	2012	$292	168,300	170,100	$1,703	$403	$749
Porcupine	2013	107	78,900	84,300	1,265	671	907
	2012	128	74,100	75,100	1,705	750	1,157
Musselwhite	2013	99	74,600	78,200	1,270	675	883
	2012	109	64,000	63,700	1,707	693	1,080
Peñasquito	2013	348	141,700	135,700	1,222	102	473
	2012	313	112,900	90,400	1,634	17	816
Los Filos	2013	113	94,000	88,800	1,263	637	860
	2012	157	92,800	92,200	1,707	572	797
El Sauzal	2013	27	21,300	21,200	1,269	850	880
	2012	38	21,300	21,900	1,708	856	932
Marlin	2013	111	52,800	54,700	1,260	159	515
	2012	136	49,500	47,300	1,701	(182)	462
Wharf	2013	14	10,800	10,600	1,266	1,092	1,411
	2012	25	13,700	15,200	1,709	849	1,141
Alumbrera (1)	2013	95	34,000	24,900	1,249	(558)	37
	2012	189	31,800	40,600	1,663	(894)	(29)
Pueblo Viejo (1)	2013	103	104,700	78,000	1,278	592	688
	2012	—	43,700	—	—	—	—
Other (3)	2013	—	—	—	—	—	74
	2012	—	—	—	—	—	103
Total – continuing operations	2013	$1,168	740,800	697,800	$1,254	$447	$794
	2012	$1,387	672,100	616,500	$1,692	$337	$895
Marigold (4)	2013	35	28,100	27,900	1,258	969	1,216
	2012	48	28,300	28,600	1,697	847	1,295
Total – including discontinued operations	2013	$1,203	768,900	725,700	$1,254	$467	$810
	2012	$1,435	700,400	645,100	$1,692	$360	$915

(1)

The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton).

(3)

For the purpose of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company’s regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the ‘Other’ category. These costs are not allocated to the individual mine sites as the Company measures its operations’ performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company’s consolidated gold sales ounces.

(4)

The Company’s 66.7% interest in Marigold has been reclassified as a discontinued operation for the year ended December 31, 2013. The 2012 comparative information has been restated in accordance with the requirements of IFRS 5 – Non-current assets held for sale and discontinued operations.

GOLDCORP  |  29

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore milled	196,900	196,100	204,200	189,700	786,900	858,100
Average mill head grade (grams/tonne)	22.91	20.91	15.11	22.65	20.33	19.52
Average recovery rate	96%	96%	95%	95%	95%	96%
Gold (ounces)
– Produced	145,500	122,500	97,000	128,000	493,000	507,700
– Sold	135,100	119,500	111,300	121,400	487,300	508,300
Average realized gold price (per ounce)	$1,628	$1,371	$1,325	$1,243	$1,400	$1,673
Total cash costs – by-product (per ounce)	$476	$523	$640	$500	$531	$494
All-in sustaining costs (per ounce)	$780	$955	$986	$822	$880	$896
Mining cost per tonne	$265.07	$241.96	$216.72	$211.41	$233.36	$219.23
Milling cost per tonne	$48.06	$51.58	$42.52	$47.51	$47.37	$39.96
Financial Data
Revenues	$221	$164	$148	$151	$684	$852
Depreciation and depletion	$27	$25	$26	$29	$107	$83
Earnings from operations	$126	$74	$49	$60	$309	$503
Expenditures on mining interests	$65	$57	$55	$56	$233	$281

Gold production for 2013 of 493,000 ounces was 14,700 ounces, or 3%, less than in 2012 due to an 8% decrease in mill throughput, partially offset by 4% higher grades. Efforts to maximize operating cash flows in light of the lower gold price environment, resulted in optimizations to the mine plan that focused on mining of high margin ounces in the Upper Red Lake area and lower tonnes milled from the Campbell, Sulphide, and Footwall zones. The High Grade Zone grades increased, despite a reduction in tonnage, resulting in 22% higher production than planned. O4E initiatives implemented late in 2013 supported many efficiency and cost improvements throughout the site, as evidenced by the trend of declining cost per tonne over 2013. Programs included focused cell mining, increased mining heading utilization, de-stress acceleration and other operational efficiency improvements. Further cost savings are expected to be realized in 2014.

Cash costs were $531 per ounce, an increase of $37 per ounce, or 7%, compared to 2012 due to lower gold production ($22 per ounce) and higher operating costs ($31 per ounce), partially offset by a weaker Canadian dollar ($16 per ounce). The increase in operating costs was attributable to an increase in consumable costs ($11 million) and an increase in energy costs ($2 million), partially offset by a decrease in labour costs ($3 million) due to lower contractor costs ($10 million), partially offset by higher employee costs ($7 million). Without the efficiencies and cost improvements from O4E, the increases in operating costs would have been greater.

Gold production for the fourth quarter of 2013 was 31,000 ounces, or 32%, higher than in the third quarter of 2013 due to 50% higher grades, partially offset by 7% lower mill throughput. The grade in all zones performed better than in the prior quarter with the optimization of mine plans to focus on higher margin ounces. As planned, the High Grade Zone tonnage and grades improved by 16% and 26%, respectively, as the de-stressing activity on 47-46 level progressed.

Cash costs for the fourth quarter of 2013 were $140 per ounce, or 22%, lower than in the prior quarter due to higher gold production ($53 per ounce), lower operating costs ($82 per ounce) and a weaker Canadian dollar ($5 per ounce). The decrease in operating costs was attributable to lower contractor costs ($6 million), lower consumable costs ($2 million) and lower site costs ($2 million).

Red Lake gold mines’ proven and probable gold reserves totaled 2.55 million ounces at December 31, 2013, compared to 3.23 million ounces at December 31, 2012. Reserves were not replaced in the High Grade Zone. During 2013, drilling focused on resource expansion and in-fill drilling in the NXT zone from multiple horizons throughout the mine. This has resulted in the first reserves on this zone. Exploration drilling will continue to expand the NXT zone as well as testing other higher grade targets throughout the mine.

During the fourth quarter, drilling has resumed at the Cochenour project as drill bays from the haulage drift are now within reach of the deposit. The number of drills on the project will ramp up throughout 2014 and will be focused on building reserves on the Bruce Channel Deposit. The integration of Cochenour into operations will start to take place in 2014 as mine operations and technical services begin to take on ownership

30  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

of various aspects of the project, leading into 2015 production. Labour, equipment and services will move to Cochenour from existing operations at Red Lake throughout the year as they continue to work on project optimization.

GOLDCORP  |  31

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore milled	1,036,700	989,600	1,123,600	1,081,800	4,231,700	4,162,400
Hoyle Pond underground (tonnes)	91,900	90,800	84,100	82,200	349,000	306,400
Hoyle Pond underground (grams/tonne)	12.48	14.12	14.14	14.80	13.86	13.06
Dome underground (tonnes)	136,000	135,800	112,000	91,300	475,100	480,700
Dome underground (grams/tonnes)	3.75	3.24	5.23	5.84	4.36	4.38
Stockpile (tonnes)	808,800	763,000	927,500	908,300	3,407,600	3,374,900
Stockpile (grams/tonne)	0.74	0.75	0.83	0.89	0.81	0.81
Average mill head grade (grams/tonne)	2.17	2.32	2.26	2.37	2.28	2.12
Average recovery rate	93%	94%	94%	93%	94%	93%
Gold (ounces)
– Produced	67,200	69,800	76,000	78,900	291,900	262,800
– Sold	63,900	70,600	73,200	84,300	292,000	262,800
Average realized gold price (per ounce)	$1,627	$1,377	$1,339	$1,265	$1,390	$1,665
Total cash costs – by-product (per ounce)	$797	$782	$637	$671	$717	$772
All-in sustaining costs (per ounce)	$1,173	$1,176	$921	$907	$1,034	$1,146
Mining cost per tonne	$121.63	$112.14	$115.16	$136.15	$120.54	$139.57
Milling cost per tonne	$9.55	$9.96	$7.82	$8.17	$8.83	$11.53
Financial Data
Revenues	$104	$98	$98	$107	$407	$439
Depreciation and depletion	$13	$15	$13	$15	$56	$51
Earnings from operations (1)	$37	$26	$40	$60	$163	$88
Expenditures on mining interests	$22	$27	$21	$26	$96	$111

(1)

Earnings from operations for the three months ended December 31, 2013 were impacted by a reduction in a non-cash provision related to the revision in estimates in the reclamation and closure cost obligations for the Porcupine mines’ closed sites of $25 million (three months ended December 31, 2012 – an increase to the revision of $83 million).

Gold production for 2013 was 29,100 ounces, or 11%, higher than in 2012. Porcupine consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 6% higher grades in 2013 as mining focused on the high grade VAZ ore and 14% higher tonnage due to a higher proportion of ore being sourced from long-hole stopes. The Dome underground operation and surface Stockpile provided tonnage and grades comparable with 2012. The successful implementation of multiple O4E programs contributed 12,400 ounces of increased production in 2013. Programs implemented during 2013 included optimization of mining sequencing, screening/ processing of steel contaminated muck material, and carbon column ounce recovery.

Cash costs were $717 per ounce, a decrease of $55 per ounce, or 7%, compared to 2012 due to higher gold production ($79 per ounce) and a weaker Canadian dollar ($22 per ounce), partially offset by higher operating costs ($46 per ounce). The increase in operating costs as compared to the prior year was primarily due to higher employee costs ($10 million) from increased average manpower and labour rates, higher maintenance and consumable costs ($3 million), partially offset by $9 million of O4E savings from the reduction of contractors for development, maintenance improvements, and energy management optimizations.

Gold production for the fourth quarter of 2013 was 2,900 ounces, or 4%, higher than in the third quarter of 2013 due to 5% higher grades, partially offset by 4% lower tonnage. The Hoyle Pond underground operation experienced 5% higher grades due to mining several high grade VAZ stopes and 2% less tonnage due to long-hole stope sequencing. The Dome underground operation experienced 12% higher grades in the bulk zones consistent with re-optimizing the mining plan to focus on higher margin ounces and 18% lower tonnage due to infrastructure repairs undertaken during the fourth quarter. The total material reclaimed from Stockpile decreased by 2% due to operational downtime of the primary crusher.

Cash costs for the fourth quarter of 2013 were $34 per ounce, or 5%, higher than in the third quarter of 2013 due to higher operating costs ($126 per ounce), partially offset by higher gold production ($85 per ounce) and a weaker Canadian dollar ($7 per ounce). Higher operating costs were attributable to increased employee costs ($3 million) and higher maintenance and consumable costs ($1 million), partially offset by lower

32  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

contractor costs related to operational development ($1 million). Porcupine achieved both increased production (5,600 ounces) and reduced the impact of increasing operating costs ($6 million) in the fourth quarter through the successful implementation of multiple O4E programs.

Underground exploration at Hoyle Pond during 2013 was focused on exploring the 1060 zone at depth as well as expanding current ore zones, such as the high grade VAZ and UP Splay zones. Surface exploration continued to focus on exploring the extension of the volcanic and sedimentary belt east of the Hoyle Pond mine.

The Hoyle Deep Project continues shaft sinking to access both the deep extensions of the current ore bodies and newly discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond mine operation. During 2013, work focused on the completion of the construction, installation and pre-commissioning of the service hoist, sinking to the 1150 metre elevation and the access development to two shaft stations at the 980 metre and 1370 metre levels. Expenditures for 2013 totaled $29 million.

The Hollinger project received the final permit required to commence operations in November 2013. An application for leave to appeal the permit was subsequently filed with the Ontario Environmental Review Tribunal in December, which does not curtail Goldcorp’s ability to continue operations at the Hollinger project. A decision on the application for leave to appeal is expected in the first quarter of 2014. If leave is granted, the permit will automatically be stayed pending the outcome of the appeal, and certain operations will be required to be suspended. Goldcorp has commenced pre-stripping the Hollinger pit in January 2014. On-site road construction to access the first mining area commenced in December. During 2013, the haul road construction was completed, the de-watering pumps were commissioned, and probe drilling for voids and reverse circulation drilling for ore definition continued. A new optimized mine plan was developed in the third quarter of 2013 to support economics at lower gold prices.

Porcupine mines contained 3.01 million ounces of proven and probable gold reserves at December 31, 2013 compared to 4.34 million ounces at December 31, 2012. A lower gold price assumption combined with a re-optimization of the sequencing and scheduling for the open pits resulted in a decrease of 1.32 million ounces.

GOLDCORP  |  33

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore milled	325,300	356,500	364,500	345,500	1,391,800	1,299,600
Average mill head grade (grams/tonne)	5.86	5.60	5.37	6.88	5.92	6.03
Average recovery rate	96%	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	59,100	62,800	59,800	74,600	256,300	239,200
– Sold	55,400	63,300	56,800	78,200	253,700	242,200
Average realized gold price (per ounce)	$1,613	$1,394	$1,333	$1,270	$1,390	$1,662
Total cash costs – by-product (per ounce)	$841	$786	$768	$675	$760	$760
All-in sustaining costs (per ounce)	$1,206	$1,214	$1,114	$883	$1,088	$1,223
Mining cost per tonne	$86.00	$71.85	$76.15	$77.40	$77.67	$78.68
Milling cost per tonne	$14.67	$12.65	$13.70	$14.66	$13.90	$16.22
Financial Data
Revenues	$90	$89	$75	$99	$353	$403
Depreciation and depletion	$11	$13	$12	$17	$53	$44
Earnings from operations	$30	$23	$19	$29	$101	$161
Expenditures on mining interests	$19	$23	$19	$14	$75	$99

Gold production for 2013 was 17,100 ounces, or 7%, higher than in 2012 due to 7% higher throughput, partially offset by 2% lower grades. The higher throughput resulted from increased ore production from underground stopes. In 2012, ore production was interrupted due to unscheduled conveyor maintenance and a five day interruption due to a methane gas pocket interception in a diamond drill hole. Grades were slightly lower due to the sequencing of lower grade stopes in the PQD zone in 2013 as compared to 2012.

Cash costs were $760 per ounce, comparable to 2012. Operating costs were higher ($58 per ounce), offset by increased gold production ($35 per ounce) and a weaker Canadian dollar ($23 per ounce). The increase in operating costs for the year was primarily attributable to increased employee costs ($4 million), increased underground maintenance, ground support and production drilling costs ($4 million), increased power and fuel costs ($3 million), and increased camp costs ($1 million).

Gold production at Musselwhite for the fourth quarter of 2013 was 14,800 ounces, or 25%, higher than in the third quarter of 2013 due to a 28% increase in grades, partially offset by a 5% decrease in mill throughput. Grades were higher in the fourth quarter of 2013 due to the planned sequencing of higher grade stopes in the PQ Deeps and Lynx Zones. Mill throughput was lower as a result of a three day conveyor maintenance shutdown as well as two days taken for safety meetings.

Cash costs for the fourth quarter of 2013 were $93 per ounce, or 12%, lower than in the prior quarter due to increased gold production ($209 per ounce) and a weaker Canadian dollar ($7 per ounce), partially offset by increased operating costs ($123 per ounce). The higher operating costs were primarily due to increased propane usage ($2 million), increased operational development ($2 million), increased royalties ($2 million), higher employee costs ($2 million), and higher underground maintenance costs ($1 million).

Exploration drilling in 2013 continued to explore the Upper Lynx, PQ Deeps and West Limb targets. Encouraging results were returned from the Upper Lynx horizon and West Limb drilling, while the C-Block of the PQ Deeps was extended to the north by 150 metres.

Musselwhite mine contained 1.85 million ounces of proven and probable gold reserves at December 31, 2013, compared to 2.29 million ounces at December 31, 2012, due to mining depletion.

34  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined – sulphide	9,820,000	12,098,100	14,723,000	13,971,100	50,612,200	37,524,600
Tonnes of ore mined – oxide	1,068,700	2,083,200	5,095,000	2,224,600	10,471,500	5,954,400
Tonnes of waste removed	36,079,200	30,770,200	24,968,400	28,376,400	120,194,200	121,904,000
Tonnes of total material moved	46,967,900	44,951,400	44,786,500	44,572,100	181,277,900	165,383,000
Ratio of waste to ore	3.3	2.2	1.3	1.8	2.0	2.8
Average head grade
Gold (grams/tonne)	0.31	0.43	0.50	0.55	0.45	0.50
Silver (grams/tonne)	17.88	22.51	24.08	31.05	23.95	27.41
Lead	0.22%	0.25%	0.27%	0.34%	0.27%	0.28%
Zinc	0.43%	0.54%	0.55%	0.58%	0.53%	0.62%
Sulphide Ore
Tonnes of ore milled	9,329,400	9,600,800	10,115,100	9,717,100	38,762,400	36,406,900
Average recovery rate
Gold	59%	63%	66%	76%	66%	69%
Silver	74%	77%	78%	80%	77%	77%
Lead	69%	72%	72%	78%	73%	74%
Zinc	70%	72%	74%	76%	73%	77%
Concentrates Produced – Payable Metal Produced
Gold (ounces)	49,600	76,000	96,000	119,900	341,500	368,600
Silver (ounces)	3,528,500	4,737,000	5,448,600	7,049,200	20,763,300	22,284,500
Lead (thousands of pounds)	29,100	35,400	41,000	53,600	159,100	153,700
Zinc (thousands of pounds)	52,000	70,100	76,300	80,900	279,300	324,200
Lead Concentrate (DMT)	29,400	37,200	38,800	49,700	155,100	144,900
Zinc Concentrate (DMT)	48,800	68,000	72,800	77,700	267,300	298,400
Oxide Ore
Tonnes of ore processed	1,068,700	2,083,200	5,095,000	2,224,600	10,471,500	5,954,500
Produced
Gold (ounces)	10,500	12,100	17,900	21,800	62,300	42,700
Silver (ounces)	404,100	458,200	444,000	377,800	1,684,100	1,420,300
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	60,100	88,100	113,900	141,700	403,800	411,300
Silver (ounces)	3,932,600	5,195,200	5,892,600	7,427,000	22,447,400	23,704,900
Lead (thousands of pounds)	29,100	35,400	41,000	53,600	159,100	153,700
Zinc (thousands of pounds)	52,000	70,100	76,300	80,900	279,300	324,200
Gold Equivalent Ounces (1)	180,000	245,600	291,000	356,400	1,073,000	1,138,500

GOLDCORP  |  35

(in United States dollars, tabular amounts in millions, except where noted)

	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Sulphide and Oxide Ores – Payable
Metal Sold
Gold (ounces)	67,800	79,600	106,600	135,700	389,700	399,900
Silver (ounces)	3,853,000	5,067,000	6,056,300	6,687,600	21,663,900	24,612,500
Lead (thousands of pounds)	24,200	36,800	40,800	46,100	147,900	159,900
Zinc (thousands of pounds)	50,400	61,800	66,800	77,000	256,000	336,900
Average realized prices
Gold (per ounce)	$1,599	$1,256	$1,370	$1,222	$1,335	$1,693
Silver (per ounce) (2)	$24.54	$15.50	$17.84	$16.18	$17.97	$24.82
Lead (per pound)	$1.00	$0.93	$0.95	$1.00	$0.97	$0.95
Zinc (per pound)	$0.89	$0.82	$0.85	$0.91	$0.87	$0.90
Total Cash Costs – by-product (per ounce) (4)	$611	$920	$403	$102	$440	$(457)
Total Cash Costs – co-product (per ounce of gold) (4)	$1,128	$998	$843	$666	$870	$683
All-in sustaining costs (per ounce)	$1,258	$1,484	$830	$473	$914	$386
Mining cost per tonne	$2.05	$2.36	$2.18	$2.27	$2.21	$1.74
Milling cost per tonne	$7.36	$7.89	$7.41	$7.25	$7.48	$8.16
General and administrative cost per tonne milled	$2.17	$2.84	$2.18	$2.19	$2.34	$1.93
Off-site cost per tonne sold (lead) (5)	$564	$632	$725	$730	$673	$707
Off-site cost per tonne sold (zinc) (5)	$321	$360	$347	$341	$343	$327
Financial Data and Key Performance Indicators
Revenues (2)	$253	$232	$315	$348	$1,148	$1,588
Depreciation and depletion	$38	$42	$41	$42	$163	$207
Earnings (loss) from operations (2)(3)	$24	$(2,455)	$55	$106	$(2,270)	$640
Expenditures on mining interests	$48	$61	$56	$68	$233	$259

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce of gold; by-product metal prices of $24.00 per ounce of silver; $3.00 per pound copper; $0.85 per pound of zinc; and $0.80 per pound of lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.02 per ounce. The remaining 75% of silver ounces are sold at market rates.

(3)

During the second quarter of 2013, the Company recorded impairment charges of $1,827 million, net of tax ($2,427 million before tax) related to Peñasquito as a result of the change in the metal pricing environment related to in-situ exploration ounces, in combination with the changes to the LOM plan and the Mexican mining duty.

(4)

The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for the year ended December 31, 2013 would be $870 per ounce of gold, $13.98 per ounce of silver, $0.78 per pound of lead and $0.70 per pound of zinc. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.02 per ounce with the remaining 75% of silver ounces sold at market rates.

(5)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

Gold production for 2013 of 403,800 ounces was 7,500 ounces, or 2%, lower than in 2012 due to lower sulphide ore grades and metallurgical recoveries, partially offset by higher oxide gold production and 6% higher mill throughput. Sulphide mill throughput rates of 106,200 tonnes per day were achieved as a result of improved ore fragmentation and improved primary crusher and augmented feed circuit operation.

Co-product cash costs for 2013 were $870 per ounce, an increase of $187 per ounce, or 27%, compared to 2012 due to higher operating costs ($155 per ounce), lower gold production ($18 per ounce) and a stronger Mexican peso ($14 per ounce). Higher operating costs resulted primarily from increased employee costs resulting from the annual settlement of labour agreements ($31 million), increased contractor costs associated with the development of Phase 5 ($54 million), higher prices related to fuel ($18 million), explosives ($14 million), electricity ($5 million) and tires ($5 million). The lower operating costs in the prior year reflected the impact of capitalized development costs related to stripping activities ($28 million) as compared to 2013 when no development costs were capitalized.

36   |   GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Gold production for the fourth quarter of 2013 was 27,800 ounces, or 24%, higher than in the third quarter of 2013 due to 10% higher gold ore grades and 15% higher metallurgical recoveries. Higher ore grades and metallurgical recoveries resulted from the completion of higher grade ore benches of Phase 4 and the implementation of operational improvements in the flotation cells operation.

Co-product cash costs for the fourth quarter of 2013 were $177 per ounce, or 21%, lower than in the prior quarter due to higher gold production ($181 per ounce) and a weaker Mexican peso ($3 per ounce), partially offset by higher operating costs ($9 per ounce). Higher operating costs resulted primarily from higher community expenses ($1 million), higher prices related to power and explosives ($2 million), partially offset by decreased grinding media and reagents consumption ($2 million) and maintenance parts ($1 million).

The provisional pricing impact of lower realized gold and silver prices during the fourth quarter of 2013 was a negative $2 million, which primarily related to gold sales from the third quarter of 2013 that settled in the fourth quarter of 2013.

Peñasquito continued to incrementally increase its fresh water production in 2013 from 69,500 to 77,000 cubic metres per day with the addition of eight new wells in the Torres-Vergel area and four new wells in the mine area. These new wells not only supplied water to replace the declining production in the existing well field, but allowed water production to increase above 2012 year end levels. This increase in water production combined with rigorous control of tailings management and improved efficiencies in the primary crusher and augmented feed circuit, allowed an increase in plant throughput from 99,945 tonnes per day in 2012 to 106,200 tonnes per day in 2013.

The NWF project is expected to be completed during 2014 including 25 new production wells that will be added to provide additional fresh water to the mine and allow a sustainable extraction of the water resource along with the improvement of aquifer management. The NWF is expected to be operational in the fourth quarter of 2014. Studies for the long-term tailings facility began in the third quarter of 2013. First results of these studies are expected by mid-year 2014.

Mechanical completion of the Waste Rock Overland Conveyor System project was accomplished by the end of the third quarter of 2013 and is currently in the commissioning phase that will be finalized by the second quarter of 2014 due to required optimization work on the transfer points. Throughput has been on average 3,000 tonnes per hour and will continue this way until optimization work is accomplished by the second half of 2014 and is expected to achieve nameplate throughput of 8,000 tonnes per hour.

The 2013 drilling program ended with a total of 27,046 metres drilled, distributed in 23 holes. The objective of this program was to locate at depth skarn type mineralization related with copper mineralization, beneath and adjacent to the current open pit workings between the Peñasco and Brecha Azul diatremes. In the fourth quarter of 2013, 1,570 metres were drilled with 2 holes completed and 1 remaining in progress. The exploration program continues to define the intersection of the copper-gold sulphide rich skarn mineralization and porphyry deposit located below and adjacent to the diatreme ore body. Continued exploration activities are focused on delineating the Skarn deposit.

Peñasquito’s open pit operations contained 11.62 million ounces of proven and probable gold reserves at December 31, 2013 compared to 15.69 million ounces at December 31, 2012.

The Company typically undertakes post-investment reviews of recently-commissioned operations after there is sufficient, meaningful operational data to support reconciliation to the feasibility study on which the investment decision was made. In conjunction with such a review, and in response to increased operating costs, higher Mexican taxes and lower assumed gold, silver, zinc and lead prices, the Company has prepared a new LOM plan for Peñasquito, and the 2014 and five-year production profile has been positively affected by the revised mine plan. The report indicates increased cash flows over the life of the mine, supporting the current carrying amount of the Peñasquito cash-generating unit. It also includes a reduction to the projected mine life from 19 years to 13 years because the final two phases of the previous ultimate pit and lower-grade mineralized material will not be mined or processed under current assumptions. The higher strip ratio pushbacks and lower-grade material requiring higher commodity prices to be economically processed has been re-classified as mineral resources.

In 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land which includes 60% of the mine pit area, the waste rock facility and explosive magazine storage area and is located within the confines of the proposed Peñasquito mine site. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Three separate claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union which have resulted in the suspension of the agrarian court’s ruling, pending resolution of the three claims. The Cerro Gordo Ejido has appealed the suspension.

Negotiations are taking place under the official observation of the office of the Mexican Secretary of the Economy and Goldcorp believes that proper representatives of both parties are currently engaged in a constructive process with a view to reaching a mutually beneficial settlement of the land claim. Goldcorp has filed with the office of the Secretaria De Desarrollo Agrario Territorial y Urbano (“SEDATU”) the required filings to expropriate the disputed lands. In addition, Goldcorp will continue to employ all legal means at its disposal to ensure continuity of operations and to protect Goldcorp’s mineral concession rights consistent with Mexican law. Operations at the Peñasquito mine have not been impacted. However, in the event the suspensions of the agrarian court ruling are revoked or the claims by the Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, Ejido Cerro Gordo would, absent any other intervening event be entitled to possession of the Cerro Gordo lands.

GOLDCORP  |  37

(in United States dollars, tabular amounts in millions, except where noted)

Should this occur, mine operations would be adversely impacted, and in such circumstances, the ultimate resolution of this matter is not determinable at this time.

38  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined	6,770,500	6,526,600	6,805,300	7,579,800	27,682,200	29,328,600
Tonnes of waste removed	12,163,200	11,468,200	11,626,000	10,547,800	45,805,200	41,172,700
Ratio of waste to ore	1.8	1.8	1.7	1.4	1.7	1.4
Tonnes of ore processed	6,740,700	6,572,700	6,753,400	8,046,500	28,113,300	29,589,000
Average grade processed (grams/tonne)	0.68	0.70	0.67	0.74	0.70	0.69
Average recovery rate (1)	48%	49%	49%	49%	49%	48%
Gold (ounces)
– Produced	81,500	83,500	73,400	94,000	332,400	340,400
– Sold	78,400	85,100	73,600	88,800	325,900	339,000
Average realized gold price (per ounce)	$1,620	$1,381	$1,335	$1,263	$1,396	$1,663
Total cash costs – by-product (per ounce)	$589	$624	$640	$637	$623	$551
All-in sustaining costs (per ounce)	$1,032	$1,217	$891	$860	$1,002	$809
Open-pit mining cost per tonne	$1.58	$1.74	$1.77	$1.84	$1.73	$1.48
Processing cost per tonne leached	$2.60	$2.74	$2.31	$2.12	$2.42	$2.25
Financial Data
Revenues	$128	$118	$98	$113	$457	$565
Depreciation and depletion	$15	$17	$13	$17	$62	$50
Earnings from operations	$65	$47	$37	$40	$189	$325
Expenditures for mining interests	$42	$44	$13	$13	$112	$85

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Gold production for 2013, was 8,000 ounces, or 2%, lower than in 2012 due to 5% lower ore processed, partially offset by 2% higher recoveries and 1% higher grades processed. The lower ore placed on the pad was mainly attributable to record floods in the region in the third quarter of 2013 which temporarily halted production. These events resulted in extremely heavy rain, 40% of annual rainfall in 3 days, resulting in flooding of communities, destroying access roads in the valley below the mine, and interrupting delivery of supplies.

Cash costs for 2013 were $623 per ounce, an increase of $72 per ounce, or 13%, compared to 2012 due to higher operating costs ($37 per ounce), lower gold production ($23 per ounce) and a stronger Mexican peso ($12 per ounce). The increase in operating costs was mainly attributable to an increase in stripping activities and longer hauling distances which resulted in increased employee costs ($7 million), diesel price and explosives consumption ($5 million), maintenance spare parts ($3 million) and contractors ($2 million).

Gold production for the fourth quarter of 2013 was 20,600 ounces, or 28%, higher than in the third quarter of 2013 mainly due to a 19% increase in tonnage processed as third quarter production was impacted by the record floods in the region during the summer rainy season, and 10% higher grades from the processing of additional higher grade underground material.

Cash costs for the fourth quarter of 2013 were $3 per ounce, or 1%, lower than in the third quarter of 2013 due to an increase in gold production ($112 per ounce) and a weaker Mexican peso ($3 per ounce), partially offset by an increase in operating costs ($112 per ounce). The increase in operating costs was primarily attributable to higher usage of reagents ($2 million), diesel costs ($1 million) and employee costs ($1 million), partially offset by a decrease in tires and explosives ($1 million).

The construction of the next expansion phase of the Los Filos heap leach pad, including additional contingency solution storage capacity, began during the fourth quarter of 2013 and is expected to be completed late in the second quarter of 2014.

Los Filos mine contained 7.95 million ounces in proven and probable gold reserves at December 31, 2013 compared to 7.43 million ounces at December 31, 2012. The 2013 exploration program ended successfully with an addition of 1.1 million ounces in gold reserves confirming the extension of the El Bermejal north expansion.

GOLDCORP  |  39

(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined	544,600	556,000	587,300	559,100	2,247,000	2,270,300
Tonnes of waste removed	3,206,900	3,030,400	3,121,900	3,379,600	12,738,800	11,032,300
Ratio of waste to ore	5.9	5.5	5.3	6.0	5.7	4.9
Tonnes of ore milled	479,000	485,500	504,500	461,800	1,930,800	1,992,300
Average mill head grade (grams/tonne)	1.32	1.35	1.40	1.54	1.40	1.36
Average recovery rate	90%	93%	94%	93%	92%	94%
Gold (ounces)
– Produced	18,200	19,700	21,400	21,300	80,600	81,800
– Sold	15,700	22,100	21,800	21,200	80,800	81,600
Average realized gold price (per ounce)	$1,623	$1,356	$1,334	$1,269	$1,379	$1,666
Total cash costs – by-product (per ounce)	$946	$890	$751	$850	$853	$696
All-in sustaining costs (per ounce)	$1,029	$950	$831	$880	$915	$848
Mining cost per tonne	$2.08	$1.99	$1.77	$1.97	$1.95	$1.51
Milling cost per tonne	$12.68	$13.11	$11.98	$13.79	$12.87	$11.82
Financial Data
Revenues	$26	$30	$30	$27	$113	$137
Depreciation and depletion	$6	$9	$9	$8	$32	$35
Earnings (loss) from operations	$4	$—	$2	$(28)	$(22)	$41
Expenditures on mining interests	$1	$—	$—	$—	$1	$9

Gold production in 2013 was 1,200 ounces, or 1%, lower than in 2012 as expected, mainly due to 3% lower tonnage milled.

Cash costs were $853 per ounce, an increase of $157 per ounce, or 23%, compared to 2012 primarily due to higher operating costs ($130 per ounce), lower production ($7 per ounce) and a stronger Mexican peso ($20 per ounce). The increase in operating costs was primarily due to employee costs ($4 million), fuel costs, maintenance parts and explosives ($5 million) and other site costs ($3 million).

Gold production for the fourth quarter of 2013 was comparable to the third quarter of 2013 primarily due to 10% higher grades, offset by 8% lower tonnage milled.

Cash costs for the fourth quarter of 2013 were $99 per ounce, or 13%, higher than in the third quarter of 2013 due primarily to higher operating costs ($81 per ounce) and lower gold production ($24 per ounce), partially offset by a weaker Mexican peso ($6 per ounce). The increase in operating costs was primarily attributable to higher employee and contractor costs ($1 million) and other site costs ($1 million). In the prior year, $6 million of operating costs related to the stripping of the Trini Pit were capitalized.

During the fourth quarter of 2013, the Company recorded impairment charges of $20 million, net of tax, related to El Sauzal as a result of changes in metal price assumptions and the increase in estimated reclamation costs as it approaches the end of its mine life.

El Sauzal mine contained 0.15 million ounces of proven and probable gold reserves at December 31, 2013 compared to 0.22 million ounces at December 31, 2012.

40  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore milled	480,300	472,100	497,800	491,700	1,941,900	1,936,300
Average mill head grade (grams/tonne)
– Gold	3.30	3.44	3.24	3.36	3.33	3.44
– Silver	110	127	118	131	121	116
Average recovery rate
– Gold	96%	96%	96%	97%	96%	96%
– Silver	92%	92%	92%	93%	92%	91%
Produced (ounces)
– Gold	50,000	50,000	49,400	52,800	202,200	207,300
– Silver	1,583,000	1,778,000	1,715,000	1,969,100	7,045,100	6,580,700
– Gold Equivalent Ounces (1)	78,100	81,600	79,900	87,800	327,400	317,000
Sold (ounces)
– Gold	48,700	50,000	51,200	54,700	204,600	209,100
– Silver	1,487,000	1,803,000	1,779,200	2,011,800	7,081,000	6,604,000
Average realized price (per ounce)
– Gold	$1,632	$1,355	$1,344	$1,260	$1,393	$1,658
– Silver	$29.88	$20.81	$21.43	$20.63	$22.82	$30.92
Total cash costs – by-product (per ounce) (2)	$102	$260	$259	$159	$195	$(75)
All-in sustaining costs (per ounce)	$644	$729	$635	$515	$628	$425
Mining cost per tonne	$72.06	$62.10	$65.96	$61.61	$65.19	$72.36
Milling cost per tonne	$28.81	$30.62	$25.47	$24.11	$27.20	$28.59
Financial Data
Revenues	$124	$105	$107	$111	447	$551
Depreciation and depletion	$31	$35	$37	$39	142	$100
Earnings from operations	$41	$17	$18	$18	94	$256
Expenditures on mining interests	$18	$17	$15	$15	65	$97

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce of gold; by-product metal prices of $24.00 per ounce of silver; $3.00 per pound of copper; $0.85 per pound zinc; and $0.80 per pound of lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the year ended December 31, 2013 would be $593 per ounce of gold and $11.33 per ounce of silver (2012 – $539 and $11.51, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15). Using actual realized sales prices, the co-product total cash costs would be $624 per ounce of gold and $10.44 per ounce of silver for the year ended December 31, 2013.

Gold production for 2013 was 5,100 ounces, or 2%, lower than in 2012; silver production was 464,400 ounces, or 7%, higher than in 2012. The decrease in gold production was due to 3% lower grades. The increase in silver ounces was due to 4% higher silver grades. The gold and silver grades were consistent with the mine plan that included processing of material with lower gold grades from stockpiles and mining the last tonnes of ore from the Marlin pit wall. Mining in the underground Cochis area commenced during December 2013 as planned.

Cash costs for 2013 were $195 per ounce, an increase of $270 per ounce due to lower silver by-product sales credits ($187 per ounce), higher operating costs ($63 per ounce) and lower gold production ($20 per ounce). The increase in operating costs was primarily attributable to mine production moving towards a higher proportion of underground mining with the completion of the open pit. The main cost drivers for the increase in operating costs were higher consumables costs ($4 million), including shotcrete, split sets and drilling parts for underground support, an increase in underground contractor costs ($3 million) and increased employee costs ($2 million).

Gold and silver production in fourth quarter of 2013 was 3,400 ounces, or 7%, and 254,100 ounces, or 15%, higher, respectively, than in the third quarter of 2013. The increase in production of gold and silver was due to a 4% increase in gold grades and 11% increase in silver grades, partially offset by 1% lower tonnage through the mill. The higher silver grades came from mining in the West Vero area.

GOLDCORP  |  41

(in United States dollars, tabular amounts in millions, except where noted)

Cash costs for the fourth quarter of 2013 were $100 per ounce lower than in the prior quarter due to higher gold sales ($64 per ounce), lower operating costs ($22 per ounce) and higher silver by-product sales credits ($14 per ounce). The decrease in operating costs was primarily attributable to lower consumables costs ($1 million).

Exploration drilling in the Los Chocoyos area commenced in November 2013 after an agreement with the community was reached. Los Chocoyos is located in the Sipacapa Municipality, approximately seven kilometres south of the Marlin mine. The exploration license was granted by the Guatemalan Government in March 2013.

Marlin mine contained 0.65 million ounces of proven and probable gold reserves at December 31, 2013, compared to 1.00 million ounces at December 31, 2012.

42  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined	700,300	656,200	166,800	591,800	2,115,100	3,973,000
Tonnes of ore processed	693,100	831,300	996,900	637,100	3,158,400	3,185,500
Average grade processed (grams/tonne)	0.70	0.64	0.63	0.98	0.72	0.77
Average recovery rate	80%	81%	80%	79%	80%	78%
Gold (ounces)
– Produced	12,500	16,200	16,700	10,800	56,200	68,100
– Sold	11,200	15,500	18,200	10,600	55,500	71,000
Average realized gold price (per ounce)	$1,620	$1,377	$1,310	$1,266	$1,383	$1,658
Total cash costs – by-product (per ounce)	$836	$808	$980	$1,092	$924	$668
All-in sustaining costs (per ounce)	$994	$1,076	$1,204	$1,411	$1,165	$879
Mining cost per tonne	$2.31	$4.04	$4.08	$3.01	$3.19	$2.64
Processing cost per tonne	$1.69	$1.60	$1.56	$2.45	$1.78	$1.50
Financial Data
Revenues	$18	$22	$24	$14	$78	$125
Depreciation and depletion	$1	$1	$1	$1	$4	$4
Earnings from operations	$8	$8	$5	$1	$22	$67
Expenditures on mining interests	$1	$5	$4	$1	$11	$8

Gold production for 2013 was 11,900 ounces, or 17%, lower than in 2012. In comparison to 2012, grades were 6% lower as a result of processing lower grade material, as planned, while the equipment fleet focused on unloading spent ore from heap leach pads 1 and 2, reducing tonnes mined by 47%, at similar tonnes processed. A severe snowstorm experienced early in the fourth quarter resulted in the accumulation of approximately seven feet of snow over a two day period, closing the mine for four days and bringing mining to a standstill for an additional seven days as snow was safely removed from obstructed mine workings, haul roads and leach pads. Approximately ten feet of snow fell during the month, delaying higher grade ore placement on heap leach pads 1 and 2, negatively impacting timing of recoveries of gold from the pad. A total of 42 inches of precipitation, or 144% of average accumulation, was recorded during the year, which resulted in additional water management challenges and increased dilution of solution on the heap leach pads.

Cash costs for 2013 were $924 per ounce, an increase of $256 per ounce, or 38%, compared to 2012 primarily due to lower gold production ($218 per ounce) combined with higher operating costs ($38 per ounce). Higher operating costs in 2013 were primarily attributable to higher employee costs ($1 million) and increased contractor costs ($1 million).

Gold production for the fourth quarter of 2013 was 5,900 ounces, or 35%, lower than in the third quarter of 2013. The severe snow storm experienced in October delayed commencement of the leaching cycle of higher grade fresh ore placed on heap leach pads 1 and 2 and below average temperatures experienced throughout the fourth quarter limited equipment availability and resulted in unscheduled downtime. A record 14 inches of precipitation was recorded during the three month period, which further contributed to fewer tonnes processed. The higher grades were as expected in the mining plan.

Cash costs for the fourth quarter of 2013 were $112 per ounce, or 11%, higher than in the third quarter of 2013 due to lower gold production ($712 per ounce), partially offset by lower operating costs ($600 per ounce). The lower operating costs were primarily due to lower fuel ($4 million) and lower contractor costs ($2 million).

Proven and probable gold reserves at Wharf mine at December 31, 2013 were 0.56 million ounces, compared to 0.58 million ounces at December 31, 2012, due to depletion and modifications to the pit design.

GOLDCORP  |  43

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined	1,693,200	1,844,400	2,420,700	3,585,800	9,544,100	11,771,500
Tonnes of waste removed	5,865,300	5,871,700	4,847,400	4,098,200	20,682,600	24,607,100
Ratio of waste to ore	3.4	3.2	2.0	1.1	2.2	2.1
Tonnes of ore milled	3,513,200	3,561,700	3,304,300	3,634,800	14,014,000	14,887,100
Average mill head grade
– Gold (grams/tonne)	0.34	0.38	0.37	0.40	0.37	0.40
– Copper	0.32%	0.37%	0.37%	0.43%	0.37%	0.41%
Average recovery rate
– Gold	65%	69%	74%	73%	70%	71%
– Copper	75%	77%	81%	84%	79%	84%
Produced
– Gold (ounces)	24,700	29,900	28,900	34,000	117,500	136,600
– Copper (thousands of pounds)	18,800	21,600	21,400	28,800	90,600	112,200
– Gold Equivalent Ounces (1)	66,500	77,900	76,500	98,000	318,900	385,900
Sold
– Gold (ounces)	22,500	24,200	32,000	24,900	103,600	130,700
– Copper (thousands of pounds)	16,500	19,400	21,800	20,300	78,000	106,100
Average realized price
– Gold (per ounce)	$1,634	$1,216	$1,379	$1,249	$1,365	$1,698
– Copper (per pound)	$3.37	$2.63	$3.40	$3.21	$3.15	$3.62
Total cash costs – by-product (per ounce) (2)	$14	$299	$(281)	$(558)	$(148)	$(774)
All-in sustaining costs (per gold ounce)	$897	$1,140	$307	$37	$565	$(395)
Mining cost per tonne	$2.60	$3.17	$3.17	$3.02	$2.99	$2.35
Milling cost per tonne	$6.00	$6.70	$6.77	$5.80	$6.31	$6.30
Financial Data (3)
Revenues	$93	$81	$119	$95	$388	$615
Depreciation and depletion	$15	$16	$28	$49	$108	$73
Earnings (loss) from operations	$21	$3	$25	$(399)	$(350)	$241
Expenditures on mining interests (4)	$21	$20	$20	$10	$71	$29

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce of gold; by-product metal prices of $24.00 per ounce of silver; $3.00 per pound of copper; $0.85 per pound of zinc; and $0.80 per pound of lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the year ended December 31, 2013 would be $809 per ounce of gold and $2.00 per pound of copper (2012 – $789 and $1.91, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15). Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2013 would be $794 per ounce of gold and $2.07 per pound for copper.

(3)

As a result of the application of IFRS 10 – Consolidated Financial Statements (“IFRS 10”), the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Alumbrera on a proportionate rather than equity basis.

(4)

As at September 30, 2013, Alumbrera recognized an increase to their reclamation liability and reclamation asset of $150 million ($56 million – Goldcorp’s share). A further increase of $30 million ($11 million – Goldcorp’s share) was recognized in the fourth quarter of 2013. This has been excluded from expenditures on mining interests disclosed in the table above.

Goldcorp’s share of Alumbrera’s gold and copper production in 2013 was 19,100 ounces, or 14%, and 21.6 million pounds, or 19%, respectively, lower than in 2012. Gold production decreased as a consequence of lower ore tonnes milled, lower recoveries and lower head grades. Gold and copper head grades were lower than in the prior year, due to the material processed in 2013 being sourced from the lower grade border in phase 11, and lower grade material processed from the west and northeast areas of phase 10. Additionally, grades were lower as more tonnes

44  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

from the stockpile were processed due to lower tonnage mined. Ore milled was 6% lower in 2013 than in 2012 due to processing ore material with higher clay and gypsum content.

Cash costs were $(148) per ounce, an increase of $626 per ounce compared to 2012 due to lower by-product sales credits ($631 per ounce), higher YMAD net proceeds payments and royalties ($174 per ounce) and lower gold production ($518 per ounce), partially offset by lower operating costs ($629 per ounce) and lower export tax ($68 per ounce). The decrease in operating costs was primarily due to higher capitalized development related to stripping activities ($24 million), lower power costs, consumables and explosives.

Goldcorp’s share of Alumbrera’s gold and copper production in the fourth quarter of 2013 was 5,100 ounces, or 18%, and 7.4 million pounds, or 35%, respectively, higher than in the third quarter of 2013. Gold production was higher due to 8% higher head grades, partially offset by 1% lower recoveries. Copper production increased as a result of 16% higher head grades. Gold and copper head grades in the fourth quarter of 2013 were higher than in the third quarter of 2013 due to higher grade ore processed from phase 10 and 11. Ore milled was 10% higher during the fourth quarter of 2013 than the prior quarter mainly due to the better grind ability of the material processed.

Cash costs for the fourth quarter of 2013 were $277 per ounce lower than in the third quarter of 2013 due to lower operating costs ($745 per ounce) and higher by-product credits ($288 per ounce), partially offset by lower gold production ($553 per ounce) and higher export taxes and royalties ($203 per ounce). The decrease in operating costs was primarily attributable to lower power costs, maintenance parts and transportation costs.

During the fourth quarter of 2013, the Company recorded impairment charges of $276 million, net of tax, related to Alumbrera as a result of changes in metal price assumptions, the increase in operating costs, and the increase in estimated reclamation costs due to its limited mine life, with 6 years remaining.

The provisional pricing impact of lower realized copper prices during the fourth quarter of 2013 was negligible. The provisional pricing impact of higher realized copper prices in the prior quarter was $4 million, or $114 per ounce.

The feasibility study for the Agua Rica project was finished in December 2013 and the Company continues to evaluate the results.

Goldcorp’s share of Alumbrera mine’s proven and probable gold reserves at December 31, 2013 was 0.76 million ounces, compared to 0.93 million ounces at December 31, 2012. No exploration is currently carried out at Alumbrera.

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(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined	1,156,000	943,700	672,200	1,720,100	4,492,000	4,309,700
Tonnes of waste removed	398,500	134,400	186,900	915,900	1,635,700	2,123,700
Ratio of waste to ore	0.34	0.14	0.28	0.53	0.36	0.49
Tonnes of ore processed	288,700	443,400	407,200	632,400	1,771,700	296,100
Average grade (grams/tonne)
– Gold	7.20	6.02	6.23	5.68	6.14	5.05
– Silver	47.1	40.0	48.9	37.7	42.4	40.1
Average recovery rate
– Gold	96%	94%	92%	91%	93%	93%
– Silver	27%	36%	23%	49%	37%	48%
Produced
– Gold (ounces)	64,100	81,000	75,400	104,700	325,200	44,700
– Silver (ounces)	117,800	206,800	137,000	372,000	833,600	184,800
– Gold Equivalent Ounces (1)	66,200	84,700	77,800	111,300	340,000	48,000
Sold
– Gold (ounces)	64,700	71,700	82,000	78,000	296,400	—
– Silver (ounces)	201,800	135,000	190,200	188,800	715,800	—
Average realized price
– Gold (per ounce)	$1,624	$1,413	$1,318	$1,278	$1,397	$—
– Silver (per ounce)	$30.18	$23.10	$20.89	$20.68	$23.87	$—
Total cash costs – by-product (per ounce) (2)	$472	$507	$553	$592	$534	$—
All-in sustaining costs (per gold ounce) (3)	$912	$739	$690	$688	$750	$—
Mining cost per tonne	$5.37	$4.79	$7.01	$2.84	$4.41	$—
Milling cost per tonne	$88.76	$63.98	$90.33	$74.30	$77.76	$—
Financial Data (4)
Revenues	$111	$105	$112	$103	$431	$—
Depreciation and depletion	$10	$11	$16	$14	$51	$—
Earnings from operations	$64	$52	$46	$43	$205	$—
Expenditures on mining interests	$37	$42	$9	$10	$98	$448

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce of gold; by-product metal prices of $24.00 per ounce of silver; $3.00 per pound of copper; $0.85 per pound of zinc; and $0.80 per pound of lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the year ended December 31, 2013 would be $566 per ounce of gold and $10.62 per ounce of silver. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 15). Using actual realized sales prices, the co-product total cash costs for the year ended December 31, 2013 would be $568 per ounce of gold and $9.71 per ounce of silver.

(3)

During the fourth quarter of 2013, the Company determined that certain capital expenditures incurred at Pueblo Viejo which had previously been included as sustaining capital expenditures met the definition of expansionary capital expenditure for the purposes of calculating all-in sustaining costs. The comparative 2013 quarterly amounts have been restated.

(4)

The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis.

For the year ended December 31, 2013, the Company’s equity loss from Pueblo Viejo was $(66) million (three months ended December 31, 2013 – equity gain of $47 million), of which $183 million related to the cumulative impact of the revised SLA Agreement.

Goldcorp’s share of Pueblo Viejo’s gold and silver production for 2013 was 325,200 ounces and 833,600 ounces, respectively. Production was lower than expected as tonnage processed was impacted by downtime due to modifications and repairs made to the autoclaves throughout the

46  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

year. These major modifications have been completed and all four autoclaves are on-line after being individually tested to design capacity. Silver production was impacted by continuing heating and lime issues, with remediation activities being undertaken during the second half of the year. The mine is now expected to reach full capacity in the first half of 2014 following completion of modifications to the lime circuit.

Cash costs were $534 per ounce, higher than expected, due to lower gold production, higher operating costs and lower by-product credits as silver recoveries impacted silver production. Higher operating costs primarily resulted from higher contractor costs and maintenance costs due to work performed on the autoclave modifications.

Goldcorp´s share of Pueblo Viejo´s gold and silver production in the fourth quarter of 2013 was 29,300 ounces, or 39%, and 235,000 ounces, or 172%, respectively, higher than in the third quarter of 2013, due to higher tonnage processed, partially offset by lower grades. The increase in tonnes milled during the quarter resulted from completion of the autoclave modifications during the fourth quarter. Silver recoveries were improved somewhat with the circuit back on-line.The new 215 MW power plant was commissioned on schedule in the third quarter of 2013, providing the mine with a reliable, long-term power supply.

Cash Cost in the fourth quarter of 2013 was $592 per ounce, an increase of $39 per ounce, or 7%, compared to the third quarter of 2013 primarily due to lower gold sales volumes ($29 per ounce) and higher royalties ($14 per ounce), partially offset by lower operating expenses ($2 per ounce) and higher silver credits ($2 per ounce).

During the third quarter of 2013, PVDC reached an agreement with the Government of the Dominican Republic concerning amendments to the Pueblo Viejo SLA. The key terms of the amendments are:

•	Elimination of a 10% return embedded in the initial capital investment for the purposes of the NPI;

•	An extension to the period over which PVDC will recover its capital investment;

•	A delay of application of NPI deductions;

•	A reduction in tax depreciation rates; and

•	A graduated minimum tax was established.

The graduated tax will be adjusted up or down based on metal prices. The agreement also includes the following broad parameters consistent with the SLA:

•	Corporate income tax rate of 25%;

•	NSR of 3.2%; and

•	NPI of 28.8%.

Goldcorp’s share of proven and probable gold reserves at the Pueblo Viejo mine at December 31, 2013 were 6.46 million ounces, compared to 10.01 million ounces at December 31, 2012. The decrease was a result of amendments to the Special Lease Agreement which increased taxes payable, and a change in the long-term gold price assumption used by Barrick (as the joint venture partner and operator) to $1,100 per ounce.

GOLDCORP  |  47

(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

Cerro Negro Project, Argentina

The Cerro Negro project is a high grade vein system located in the Province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous discoveries of high grade gold and silver veins. As of December 31, 2013, Cerro Negro contained 5.74 million ounces of proven and probable gold reserves, with no change from December 31, 2012 due to the suspension of exploration activity in the latter part of 2013.

The Cerro Negro project is on track to produce first gold around mid-year 2014 with commercial production expected to be achieved in the fourth quarter of 2014. The initial capital cost estimate is unchanged at between $1.6 and $1.8 billion. The Company expects gold production of between 130,000 and 180,000 ounces in 2014.

Despite progress on construction during the year, the project has been, and continues to be, subject to a number of challenges, the impacts (and future expected impacts) of which have been incorporated into the current project plans. These include:

•	An approximate six month delay in 2013 related to the start of construction for the main power transmission line due to the delay in issuance of necessary permits;

•	Significant in-country inflation at an annualized rate of approximately 25 – 30%;

•	Labour and contractor productivity issues; and

•	Uncertainty related to the Resource Tax imposed by the Provincial Government of Santa Cruz in the third quarter of 2013.

As a result of these challenges, the Company elected to defer certain capital spending at Cerro Negro, suspend all exploration activity in the third quarter of 2013, and deferral of continued development of the Mariana Norte deposit until late 2014.

Infrastructure and Construction

EPCM activities reached 78% completion, with detailed engineering 100% complete at the end of 2013. Key activities and developments in 2013 include:

•	The major civil and concrete works at the process plant are complete;

•	The steel shell for the mill was 94% complete, with interior steel platforms at 96% complete;

•

The construction of the high voltage power line is progressing well with expected completion in the first quarter of 2014; progress on installation of the towers and construction of the substation was approximately 72% complete at year end;

•	The haul road for transporting ore from the mines to the plant was completed and the first material was transported to the stockpile pad at the crusher;

•	The primary crusher circuit was started and tested with material during the last quarter of 2013;

•	The leach tank shell fabrication and all eight thickener shells were completed in December; and

•	The grinding mill installation was completed.

Mine Development

Significant development progress was made on the three underground deposits of Eureka, Mariana Central and Mariana Norte during 2013. Total underground development of 7,702 metres was completed in 2013 in comparison with 4,981 metres in 2012. Production mining from Eureka commenced in April, and initial ore development commenced at Mariana Central and Mariana Norte during June 2013.

Despite a strike by unionized mine workers during the last eleven days of December, production ore established new quarterly highs during the fourth quarter as mining activities at Eureka approached planned production levels. Underground development at Mariana Central continues and is yielding modest development ore tonnes in preparation for commencement of production mining during 2014. Combined mine production is steadily increasing as expected towards planned production levels of 4,000 tonnes per day.

During the fourth quarter, a small surface mining operation commenced on portions of the surface veins at Eureka. Modest ore tonnes are planned from these lower grade veins as a supplement to underground ore production and will provide increased flexibility to feed the mill. At the end of 2013, the surface ore stockpile consisted of 285,000 tonnes of ore consisting of 248,000 tonnes from Eureka, 20,000 tonnes from Mariana Central, 4,000 tonnes from Mariana Norte and 13,000 tonnes from the Eureka surface veins.

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(in United States dollars, tabular amounts in millions, except where noted)

At the end of the fourth quarter of 2013, the combined tonnes and grade of ore stockpiles were as follows:

	Three Months Ended
Cerro Negro Production (Surface Stockpile)	December 31 2013	September 30 2013	June 30 2013	March 31 2013	Cumulative Project to date
Tonnes	127,500	67,300	38,700	11,000	284,900

Grade Au (grams/tonne)	8.24	11.86	14.23	13.93	10.53

Grade Ag (grams/tonne)	146.7	274.7	262	277.5	205.6

Total underground development during the fourth quarter of 2013 was 1,659 metres, compared to 2,152 metres in the third quarter. Development at Mariana Norte was suspended in the first week of the fourth quarter which negatively impacted overall development as did the strike at the end of December. Development activity during the quarter was as follows:

	Three Months Ended
Development Area (Metres)	December 31 2013	September 30 2013	June 30 2013	March 31 2013	Cumulative Project to date
Eureka	966	1,185	1,273	1,283	12,117

Mariana Central	684	630	442	324	2,570

Mariana Norte	9	337	387	182	1,224
Total	1,659	2,152	2,102	1,789	15,911

Exploration

Over 21,000 metres were drilled early in 2013 testing new targets and expanding on existing deposits. The greatest success was in the Bajo Negro vein system, in the East Belt of the property, with a significant extension to the strike length. Despite continued successes of the drilling programs and additional targets identified in early 2013, due to lower metal prices and a challenging business climate in the Province of Santa Cruz, all exploration activities were suspended in the third quarter of 2013.

Capital Expenditures

At December 31, 2013, total project expenditures and future commitments were $1,329 million, excluding exploration, of which $1,112 million is spent and $217 million is committed. Capital expenditures and capitalized exploration, including deposits on mining interests and net of capitalized interest, for the three months ended December 31, 2013 were $179 million and $nil, respectively ($612 million and $11 million for the year ended December 31, 2013, respectively).

Éléonore Project, Canada

The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore deposit is a major gold discovery in a relatively unexplored area, located in the core of what Goldcorp believes to be a promising new gold district. Proven and probable gold reserves at Éléonore at December 31, 2013 were 4.03 million ounces. Forecast average LOM gold production from Éléonore following ramp up to full production is approximately 600,000 ounces per year.

Capital expenditures at Éléonore are updated to between $1.8 billion and $1.9 billion. First gold production remains on track for the fourth quarter of 2014.

Engineering and Construction

Engineering activities progressed significantly during 2013, with overall surface construction progress at 69% complete at the end of 2013. Key activities in the fourth quarter and 2013 include:

Infrastructure:

•	Completed the Assay Lab and Dry;

•	Completed 400 rooms of the permanent camp lodging facility;

•	Closed the paste back-fill/filtration building and started mechanical installation with thickeners, pumps and press filters base plates;

•	Completed the industrial water treatment plant buildings and continued mechanical, piping and electrical installation; and

GOLDCORP  |  49

(in United States dollars, tabular amounts in millions, except where noted)

•	Continued construction of the permanent cafeteria, warehouse and garage.

Process Plant:

•	Reached 58% of construction of the processing plant;

•	Started piping and electrical installations for mill;

•	Continued mechanical installation of major equipment;

•	Completed concrete work of the two main ore bins; and

•	Received and installed main crusher equipment and first conveyors in coordination with structural and building erection of primary and secondary crushing buildings started in the fourth quarter.

Tailings Facility:

•	Completed approximately two-thirds of the tailings management facility.

Exploration

A total of 90,447 metres of underground diamond drilling was completed in 2013. In the first part of the year, drill holes were focused on the infill of the central portion of the Upper Mine.

Subsequent drilling was focused on the central and the lateral extension of the Lower Mine. Exploration drilling will continue in 2014 from underground only, using the exploration shaft and ramp, targeting the centre of the Lower Mine and the northern portion of the ore body. Ore was developed on two levels during the year and the results are essentially in line with expectations.

Mine Development

The exploration ramp excavation reached 4,322 metres in length at year end (corresponding to a depth of 590 metres below surface) and was connected with the main 650m level, creating a secondary way of egress with a complete ventilation circuit, during January 2014.

The off-shaft work on level 650m is progressing and the ramp in the Lower Mine is now on its way toward level 710m; the first ore bin excavation is completed; and installation of the 650m ore handling system is underway and will be completed in first quarter of 2014.

Stope development has started on level 440m, 410m and 380m to allow production drilling in the first quarter of 2014.

The production shaft reached a depth of 700 metres and is now connected to the level 650m and 690m where the excavation of the loading pocket is taking place.

At December 31, 2013, total project expenditures since January 1, 2011, net of investment tax credits and capitalized interest, were $1.5 billion, $1.3 billion of which was spent and $163 million of which was committed. Capital expenditures and capitalized exploration, excluding capitalized interest and investment tax credits, during the three months ended December 31, 2013, amounted to $177 million and $4 million, respectively ($630 million and $14 million, respectively, for the year ended December 31, 2013).

Cochenour Project, Canada

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine. Design optimization conducted in 2013 resulted in a revised development plan which accelerates initial gold production by approximately six months to the fourth quarter of 2014 and reduces initial capital expenditures by $44 million to $496M. Following ramp-up to full production, forecast LOM gold production from Cochenour is expected to be between 225,000 and 250,000 ounces per year. Inferred resources remained unchanged at 3.25 million ounces at December 31, 2013.

Widening of the old Cochenour shaft continued to advance during 2013, with 128 metres slashed in the fourth quarter of 2013 to a total depth of 1,041 metres. A concrete liner was also placed for a total concrete depth of 1,024 metres. The advance rates were consistent with plan.

Advancing of the five kilometre Cochenour Red Lake haulage drift continued with 86% completed at the end of 2013. Underground exploration diamond drilling commenced on the Bruce Channel Deposit during the fourth quarter to better define the deposit.

At December 31, 2013, total project expenditures since January 1, 2011, excluding investment tax credits, are $318 million, $305 million of which is spent and $13 million of which is committed. Capital expenditures excluding investment tax credits, during the three months ended December 31, 2013 amounted to $25 million ($89 million for the year ended December 31, 2013). Total project expenditures have been included in the total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing (widening) and sinking, and development of the Cochenour Red Lake Haulage Drift.

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(in United States dollars, tabular amounts in millions, except where noted)

El Morro Project, Chile (Goldcorp’s interest – 70%)

El Morro is an advanced stage gold/copper project in northern Chile. El Morro contained 6.73 million ounces (Goldcorp’s share) of proven and probable gold reserves at December 31, 2013. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at an altitude of 4,000 metres. El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration efforts.

In October 2013, the environmental authority of the Atacama Region, Comision de Evaluacion Ambiental approved the Environmental Impact Study (“EIS”) submitted by Goldcorp-El Morro. The decision resulted in a new Environmental Assessment Resolution issued in October 2013 (“RCA 232”).

In November 2013, RCA 232 was challenged before the Court of Appeals of Copiapo, through a constitutional claim. The Court issued an injunction in favor of the plaintiffs which prohibits Goldcorp-El Morro from conducting construction activities. Goldcorp-El Morro has been admitted as an interested party to the constitutional claim. A ruling by the Court of Appeals is anticipated by the second quarter of 2014 and if the claim is appealed, a final decision by the Supreme Court is expected by mid-2014.

At December 31, 2013, total project expenditures are $231 million. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2013 were $8 million ($38 million for the year ended December 31, 2013).

Camino Rojo Project, Mexico

The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. Successful in-fill and expansion drilling in the West Extension sulphide zone contributed to the addition of approximately 5.0 million ounces to gold indicated mineral resources and the addition of approximately 5.0 million ounces to gold inferred mineral resources. Gold mineral reserves consist of 1.63 million ounces of oxide material. The Company is following up on positive exploration results in the sulphide portions of the deposit that have deferred development of the oxide heap leach operation until the scope of the sulphide opportunity is better understood.

Work continued in 2013 on sulphide zone exploration, permitting and metallurgical testing. During 2013, drilling continued to focus on the expansion and in-fill holes in West Extension zone, including holes for metallurgical tests, for a total of 110,000 metres of core drilling. Reverse circulation drilling was suspended in order to advance the core drilling in the sulphide portion of the deposit. The deposit still is open and more drilling is scheduled for 2014.

At December 31, 2013, total project expenditures were $84 million. Capital expenditures, excluding capitalized interest, during the three months ended December 31, 2013 amounted to $20 million ($46 million for the year ended December 31, 2013).

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. At December 31, 2013, Cerro Blanco contained 1.27 million ounces of measured and indicated gold resources.

Activities during 2013 focused on review of an updated feasibility study which was received during the third quarter. In light of the capital expenditure deferrals in 2013, the Company indefinitely suspended work at Cerro Blanco and recognized an impairment charge of $131 million, net of tax ($131 million before tax), related to its carrying amount in the second quarter of 2013.

At December 31, 2013, total project expenditures were $153 million, before impairment charges. Capital expenditures, including deposits on mining interests, during the three months ended December 31, 2013 were negligible ($6 million for the year ended December 31, 2013).

GOLDCORP  |  51

(in United States dollars, tabular amounts in millions, except where noted)

DISCONTINUED OPERATION

Marigold mine, United States (Goldcorp’s interest – 66.7%)

Operating Data	Q1	Q2	Q3	Q4	Total 2013	Total 2012
Tonnes of ore mined	2,253,600	2,928,000	3,114,800	1,936,600	10,233,000	7,989,800

Tonnes of waste removed	6,478,600	5,409,400	6,349,300	7,137,600	25,374,900	26,839,300

Ratio of waste to ore	2.9	1.8	2.0	3.7	2.5	3.4

Tonnes of ore processed	2,253,600	2,928,000	3,114,800	1,936,600	10,233,000	7,989,900

Average grade processed (grams/tonne)	0.40	0.34	0.36	0.39	0.37	0.55

Average recovery rate	73%	73%	73%	73%	73%	73%

Gold (ounces)

– Produced	31,700	22,500	25,200	28,100	107,500	96,300

– Sold	31,700	22,700	25,400	27,900	107,700	96,000

Average realized gold price (per ounce)	$1,622	$1,368	$1,325	$1,258	$1,404	$1,666

Total cash costs – by-product (per ounce)	$854	$901	$938	$969	$914	$776

All-in sustaining costs (per ounce)	$1,547	$1,829	$1,476	$1,216	$1,503	$1,282

Mining cost per tonne	$1.94	$1.99	$1.88	$1.88	$1.92	$1.77

Milling cost per tonne	$1.16	$0.92	$1.04	$1.37	$1.09	$1.36

Financial Data
Revenues	$51	$31	$34	$35	$151	$160

Depreciation and depletion	$6	$4	$5	$6	$21	$17

Earnings from operations	$18	$6	$6	$(131)	$(101)	$67

Expenditures on mining interests	$22	$20	$13	$7	$62	$46

Goldcorp’s share of Marigold’s production for 2013 was 11,200 ounces, or 12%, higher than in 2012 as a result of drawing down heap leach pad inventory. Recoverable ounces stacked on the pad in 2013 were 14%, or 14,700 ounces less than in 2012. Higher gold production was realized from mining the higher grade Red Rock ore with better leaching kinetics, new leach pads allowing ore to be placed closer to the liner in 2013 and an ore blending program which reduced leach cycle time. Grades decreased by 33% in 2013 as expected, as a result of mining a greater proportion of ore from the lower grade Target II pit.

Cash costs were $914 per ounce, an increase of $138 per ounce, or 18%, compared to 2012 due to higher operating costs ($223 per ounce), partially offset by higher gold production ($85 per ounce). Higher operating costs were attributable to higher employee and consumable costs ($7 million), higher fuel and explosives costs ($10 million) and increased royalties and taxes due to higher production and royalty rates ($5 million).

Gold production for the fourth quarter of 2013 was 2,900 ounces, or 12%, higher than in the third quarter of 2013 as a result of drawing down the heap leach pad inventory. Additionally, the ounces stacked in the fourth quarter of 2013 were placed closer to the heap leach pad liner resulting in a faster leach cycle time, contributing to the higher production as compared to the third quarter of 2013. Tonnage processed was lower in the fourth quarter of 2013 with the mining of higher strip ratio material in the Mackay Phase I pit where ore will be predominantly sourced during 2014.

Cash costs for the fourth quarter of 2013 were $31 per ounce, or 3%, higher than in the third quarter of 2013 as a result of higher operating costs ($116 per ounce), partially offset by higher production ($85 per ounce). The increase in operating costs was attributable to higher employee and explosives costs ($2 million) and higher royalties and taxes as a result of increased production ($1 million).

On February 3, 2014, the Company announced that it had, in conjunction with its joint venture partner, Barrick, entered into a definitive agreement to sell their respective interests in Marigold. Under the terms of the agreement, the joint venture partners will receive total consideration of $275 million in cash, subject to certain closing adjustments. The transaction is expected to complete by the end of March 2014. The disposal of Marigold reflects the Company’s ongoing strategy to focus on a portfolio of core assets. At December 31, 2013, the sale of the Company’s holding in Marigold was considered highly probable, therefore, Marigold met the asset held for sale and discontinued operation criteria. Accordingly, the results of the Company’s 66.7% share of Marigold have been presented as a discontinued operation.

As the Company has concluded that as of December 31, 2013, the assets and liabilities of Marigold met the criteria for classification as held for sale, they have been presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying

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(in United States dollars, tabular amounts in millions, except where noted)

amount and fair value less costs to sell As a result, the Company recognized an impairment expense of $86 million, net of tax ($132 million before tax) against mining interests related to Marigold’s carrying value.

GOLDCORP  |  53

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company’s non-GAAP performance measures are disclosed on a per gold ounce basis.

The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE

By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.

In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.

The Company reports total cash costs on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

54  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

The following tables provides a reconciliation of total cash costs (by-product) per ounce to the consolidated financial statements:

Year ended December 31		2013	2012
Continuing operations

Production costs per consolidated financial statements (1)		$1,991	$1,961

Non-cash reclamation and closure cost obligations		25	(84)

Treatment and refining charges on concentrate sales		135	157

Realized gains on foreign currency, heating oil and commodity contracts		(23)	(20)

Other		(5)	(9)
Consolidated total cash costs		2,123	2,005

Alumbrera and Pueblo Viejo total cash costs		431	322
Goldcorp’s share of total cash costs		2,554	2,327

Goldcorp’s share of by-product silver, copper, lead and zinc sales		(1,215)	(1,700)
Goldcorp’s share of total cash costs (by-product)		$1,339	$627
Divided by ounces of Goldcorp’s share of gold sold		2,489,500	2,244,600
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)		$538	$279
Including discontinued operation

Goldcorp’s share of total cash costs (by-product) from continuing operations		$1,339	$627

Total cash costs – Marigold		98	75
Goldcorp’s share of total cash costs (by-product) including discontinued operation		$1,437	$702
Divided by ounces of Goldcorp’s share of gold sold		2,597,200	2,340,600
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)		$553	$300

Three months ended	December 31 2013	September 30 2013	December 31 2012
Continuing operations

Production costs per consolidated financial statements (1)	$482	$509	$558

Non-cash reclamation and closure cost obligations	25	—	(84)

Treatment and refining charges on concentrate sales	42	38	29

Realized gains on foreign currency, heating oil and commodity contracts	(2)	(5)	(4)

Other	(1)	2	(2)
Consolidated total cash costs	546	544	497

Alumbrera and Pueblo Viejo total cash costs	107	121	90
Goldcorp’s share of total cash costs	653	665	587

Goldcorp’s share of by-product silver, copper, lead and zinc sales	(341)	(329)	(379)
Goldcorp’s share of total cash costs (by-product)	$312	$336	$208
Divided by ounces of Goldcorp’s share of gold sold	697,800	626,700	616,500
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$447	$536	$337
Including discontinued operation

Goldcorp’s share of total cash costs (by-product) from continuing operations	$312	$336	$208

Total cash costs – Marigold	27	23	24
Goldcorp’s share of total cash costs (by-product) including discontinued operation	$339	$359	$232
Divided by ounces of Goldcorp’s share of gold sold	725,700	652,100	645,100
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$467	$551	$360

GOLDCORP  |  55

(in United States dollars, tabular amounts in millions, except where noted)

(1)

$16 million and $55 million in royalties are included in production costs for the three months and year ended December 31, 2013, respectively, per the consolidated financial statements (year ended December 31, 2012 – $75 million; three months ended September 30, 2013 – $13 million; three months ended December 31, 2012 – $17 million).

(2)

If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo and copper for Alumbrera were treated as co-products, Goldcorp’s share of total co-product cash costs from continuing operations for the year ended December 31, 2013, would be $677 per ounce of gold, $13.26 per ounce of silver, $2.00 per pound of copper $0.70 per pound of zinc and $0.78 per pound of lead (2012 – $632 per ounce of gold, $12.18 per ounce of silver, $1.91 per pound of copper $0.58 per pound of zinc and $0.72 per pound of lead). Goldcorp’s share of total co-product cash costs including discontinued operation for the year ended December 31, 2013, would be $687 per ounce of gold, $13.26 per ounce of silver, $2.00 per pound of copper $0.70 per pound of zinc and $0.78 per pound of lead (2012 – $638 per ounce of gold, $12.18 per ounce of silver, $1.91 per pound of copper, $0.58 per pound of zinc and $0.72 per pound of lead).

56  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company has conformed its all-in sustaining definition to the measure as set out in the guidance note released by the World Gold Council (1) on June 27, 2013 and which is expected to be effective from January 1, 2014. The comparative periods have been restated accordingly.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company reports this measure on a gold ounces sold basis.

The following tables provides a reconciliation of all-in sustaining costs per ounce to the consolidated financial statements:

Year ended December 31	2013	2012
Continuing operations

Total cash costs (by-product)	$1,339	$627

Corporate administration	236	245

Exploration and evaluation costs	45	54

Reclamation cost accretion and amortization	30	18

Sustaining capital expenditures	867	1,001

All-in sustaining costs	$2,517	$1,945
Divided by ounces of Goldcorp’s share of gold sold	2,489,500	2,244,600
All-in sustaining costs per gold ounce	$1,011	$867
Including discontinued operation

All-in sustaining costs from continuing operations	$2,517	$1,945

All-in sustaining costs – Marigold	162	123
All-in sustaining costs – including discontinued operation	2,679	2,068
Divided by ounces of Goldcorp’s share of gold sold	2,597,200	2,340,600
All-in sustaining costs per gold ounce, including discontinued operation	$1,031	$884

GOLDCORP  |  57

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended	December 31 2013	September 30 2013 (3)	December 31 2012
All-in sustaining costs, continuing operations

Total cash costs (by-product)	$312	$336	$208

Corporate administration	47	66	57

Exploration and evaluation costs	11	9	3

Reclamation cost accretion and amortization	9	5	5

Sustaining capital expenditures	179	195	279

Other	(4)	—	—
All-in sustaining costs	$554	$611	$552
Divided by ounces of Goldcorp’s share of gold sold	697,800	626,700	616,500
All-in sustaining costs per gold ounce	$794	$975	$895
All-in sustaining costs, including discontinued operation

All-in sustaining costs from continuing operations	$554	$611	552

All-in sustaining costs – Marigold	34	38	38
All-in sustaining costs – including discontinued operation	588	649	590
Divided by ounces of Goldcorp’s share of gold sold	725,700	652,100	645,100
All-in sustaining costs per gold ounce – including discontinued operation	$810	$995	$915

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures:

Year ended December 31		2013	2012
Expenditures on mining interests and deposits per consolidated financial statements		$2,188	$2,544

Expenditures on mining interests by Alumbrera and Pueblo Viejo (2)		119	(26)
Goldcorp’s share of expenditures on mining interests and deposits		$2,307	$2,518
Sustaining capital expenditures		$867	$1,001

Project capital expenditures		1,440	1,517
		$2,307	$2,518

Three months ended	December 31 2013	September 30 2013 (3)	December 31 2012
Expenditures on mining interests and deposits per consolidated financial statements	$588	$528	$701

Expenditures on mining interests by Alumbrera and Pueblo Viejo (2)	—	29	6
Goldcorp’s share of expenditures on mining interests and deposits	$588	$557	$707
Sustaining capital expenditures	$179	$195	$279

Project capital expenditures	409	362	428
	$588	$557	$707

(1)	The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

(2)

Expenditures on mining interests by Alumbrera and Pueblo Viejo represent mining interest expenditures net of additional funding investments which are included in expenditures on mining interests per the consolidated financial statements.

(3)

During the fourth quarter of 2013, the Company determined that certain capital expenditures incurred at Pueblo Viejo which had previously been included as sustaining capital expenditures met the definition of expansionary capital expenditure for the purposes of calculating all-in sustaining costs. The comparative 2013 quarterly amounts have been restated.

58  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses on financial instruments, foreign exchange impacts on deferred income tax and foreign exchange arising on working capital at certain of the Company’s capital projects, as well as significant non-cash, non-recurring items. The Company also excludes the net (earnings) losses from the Company’s equity investments in Primero and Tahoe. The Company excludes these items from net (loss) earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations of the Company and its ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. The Company’s adjusted net earnings does include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo as the Company considers these operations to comprise part of the Company’s core mining portfolio and to be significant contributors to the Company’s financial results.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the years ended December 31:

	2013	2012
Adjusted net earnings, continuing operations

Net (loss) earnings from continuing operations attributable to shareholders of Goldcorp Inc.	$(2,642)	$1,695

Revisions in estimates and liabilities incurred on reclamation and closure cost obligations, net of tax	(17)	60

Share of net losses (gains) of associates, net of tax	29	(47)

Pueblo Viejo SLA Amendment	157	—

Impairment of mining interests and goodwill, net of tax	2,315	—

Losses on available-for-sale securities, net of tax	29	63

Gain on disposition of securities, net of tax	(1)	(3)

Gains on derivatives, net of tax	(60)	(135)

Loss (gain) on disposition of mining interests, net of tax	8	(12)

Unrealized losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	133	(32)

Initial recognition impact of Mexican mining tax reform	504	—

Foreign exchange losses on capital projects	51	—

Deferred income tax impact on Guatemalan tax election and other	109	(1)
Total adjusted net earnings from continuing operations	$615	$1,588
Weighted average shares outstanding (000’s)	812,040	810,409
Adjusted net earnings from continuing operations per share	$0.76	$1.96
Adjusted net earnings – including discontinued operation

Total adjusted net earnings from continuing operations	$615	$1,588

Net (loss) earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	(67)	54

Impairment, net of tax – Marigold	86	—
Total adjusted net earnings including discontinued operation	$634	$1,642
Weighted average shares outstanding (000’s)	$812,040	$810,409
Adjusted net earnings per share including discontinued operation	$0.78	$2.03

GOLDCORP  |  59

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended	December 31 2013	September 30 2013	December 31 2012
Adjusted net earnings, continuing operations

Net (loss) earnings from continuing operations attributable to shareholders of Goldcorp Inc.	$(1,002)	$—	$489

Revisions in estimates and liabilities incurred on reclamation and closure cost obligations, net of tax	(17)	—	60

Share of net losses of associates, net of tax	18	3	16

Pueblo Viejo SLA Amendment	(4)	161	—

Impairment of mining interests, net of tax	357	—	—

Losses on available-for-sale securities, net of tax	14	3	2

Gain on disposition of securities, net of tax	(1)	—	(2)

Gains on derivatives, net of tax	—	(3)	(122)

Loss (gain) on disposition of mining interests, net of tax	8	—	(12)

Unrealized losses on foreign exchange translation of deferred income tax assets and liabilities	67	9	22

Initial recognition impact of Mexican mining tax reform	504	—	—

Foreign exchange losses on capital projects	17	12	—

Deferred income tax impact on Guatemalan tax election and other	114	—	(3)
Total adjusted net earnings	$75	$185	$450
Weighted average shares outstanding (000’s)	812,217	812,160	811,394
Adjusted net earnings from continuing operations per share	$0.09	$0.23	$0.55
Adjusted net earnings – including discontinued operation

Total adjusted net earnings from continuing operations	$75	$185	$450

Net (loss) earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	(87)	5	15

Impairment, net of tax – Marigold	86	—	—
Total adjusted net earnings including discontinued operation	$74	$190	$465
Weighted average shares outstanding (000’s)	812,217	812,160	811,394
Adjusted net earnings per share including discontinued operation	$0.09	$0.23	$0.57

60  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS

Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities and includes the Company’s share of expenditures on mining interests and deposits on mining interests expenditures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.

The following tables provide a reconciliation of Goldcorp’s share of adjusted operating cash flows to net cash provided by operating activities per the consolidated financial statements :

Year ended December 31		2013	2012
Net cash provided by operating activities of continuing operations		$906	$1,900

Change in working capital		517	206

Dividends from associates		(108)	—

Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo		236	228
Goldcorp’s share of adjusted operating cash flows		$1,551	$2,334
Including discontinued operation

Adjusted operating cash flows – Marigold		50	75
Goldcorp’s share of adjusted operating cash flows including discontinued operation		$1,601	$2,409

Three months ended	December 31 2013	September 30 2013	December 31 2012
Net cash provided by operating activities of continuing operations	$295	$268	$658

Change in working capital	75	133	(41)

Dividends from associates	(37)	(27)	—

Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	99	(10)	85
Goldcorp’s share of adjusted operating cash flows	$432	$364	$702
Including discontinued operation

Adjusted operating cash flows – Marigold	7	10	21
Goldcorp’s share of adjusted operating cash flows including discontinued operation	$439	$374	$723

GOLDCORP  |  61

(in United States dollars, tabular amounts in millions, except where noted)

The following tables provide a reconciliation of Goldcorp’s share of free cash flows to net cash provided by operating activities per the consolidated financial statements:

Year ended December 31		2013	2012
Net cash provided by operating activities of continuing operations		$906	$1,900

Dividends from associates		(108)	—

Expenditures on mining interests		(1,993)	(2,269)

Deposits on mining interests expenditures		(195)	(275)

Interest paid		(23)	(17)
Consolidated free cash flows		(1,413)	(661)

Free cash flows provided by Alumbrera and Pueblo Viejo		51	121
Goldcorp’s share of free cash flows		$(1,362)	$(540)
Including discontinued operation

Free cash flows – Marigold		(13)	14
Goldcorp’s share of free cash flows including discontinued operation		$(1,375)	$(526)

Three months ended	December 31 2013	September 30 2013	December 31 2012
Net cash provided by operating activities of continuing operations	$295	$268	$658

Dividends from associates	(37)	(27)	—

Expenditures on mining interests	(556)	(483)	(618)

Deposits on mining interests expenditures	(32)	(44)	(83)

Interest paid	—	(14)	—
Consolidated free cash flows	(330)	(300)	(43)

Free cash flows provided by Alumbrera and Pueblo Viejo	(28)	62	100
Goldcorp’s share of free cash flows	$(358)	$(238)	$57
Including discontinued operation

Free cash flows – Marigold	7	(8)	8
Goldcorp’s share of free cash flows including discontinued operation	$(351)	$(246)	$65

62  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	At December 31, 2013					At December 31, 2012
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities (1)	$829	$—	$—	$—	$829	$823

Current and non-current derivative liabilities (2)	56	—	—	—	56	91

Debt re-payments (principal portion)	863	—	500	1,000	2,363	863

Interest payments on Convertible Notes and the Company’s Notes	65	95	90	167	417	34

Capital expenditure commitments (3)	480	34	—	—	514	764

Reclamation and closure cost obligations	27	41	39	1,740	1,847	2,771

Minimum rental and lease payments	14	8	—	18	40	49

Other	203	62	9	51	325	130
	$2,537	$240	$638	$2,976	$6,391	$5,525

(1)	Excludes accrued interest on Convertible Notes and the Company’s Notes which is disclosed separately in the above table.

(2)	Excludes conversion feature of the Convertible Notes.

(3)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company’s operating and capital commitments based on management’s intent to fulfil the contract.

At December 31, 2013, the Company had letters of credit outstanding and secured deposits in the amount of $430 million (December 31, 2012 – $427 million; January 1, 2012 – $308 million).

In addition, certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (NSRs), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2013, royalties included in production costs amounted to $55 million (2012 – $75 million). At December 31, 2013, the significant royalty arrangements of the Company were as follows:

Producing mining properties:

Musselwhite	1 – 5% of NPI

Peñasquito	2% of NSR

Marlin	5% of NSR

Marigold (1)	5 – 10% of NSR

Alumbrera	3% of modified NSR plus 20% YMAD royalty

Pueblo Viejo	3.2% of NSR; 28.8% NPI
Development projects:

Éléonore	2.2 – 3.5% of NSR

Cerro Negro	3 – 4% of modified NSR and 1% of net earnings

El Morro	2% of NSR

(1)

At December 31, 2013, Marigold was reclassified as a discontinued operation. As a result, the royalty expenses for the years ended December 31, 2013 and 2012 exclude the royalty expenses incurred at Marigold.

In addition to the above, effective January 1, 2014, a 0.5% royalty on gross income derived from the sale of gold and silver will be payable from the Company’s Mexican operations related to the Extraordinary Mining Duty enacted in December 2013 as part of various fiscal reforms.

GOLDCORP  |  63

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to, and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments, derivative assets and other receivables. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2013 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly-rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2013	At December 31 2012	At January 1 2012
Cash and cash equivalents	$625	$757	$1,458

Accounts receivable	469	567	403

Other receivables	45	45	—

Money market investments	—	—	272

Current and non-current derivative asset	42	42	21

Current and non-current notes receivable	28	42	82

Accrued interest receivable, included in other current assets	—	—	5
	$1,209	$1,453	$2,241

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments. In light of the recent decline in metal prices, access to capital markets has become more constrained with a potential to increase the cost of any future borrowings.

During the year ended December 31, 2013, the Company generated operating cash flows from continuing operations of $906 million, (December 31, 2012 – $1,900 million). At December 31, 2013, Goldcorp held cash and cash equivalents of $625 million (December 31, 2012 – $757 million; January 1, 2012 – $1,458 million) and working capital of $341 million, $183 million of which represents the Company’s net assets held for sale (December 31, 2012 – $1,127 million; January 1, 2012 – $2,130 million), which the Company defines as current assets less current liabilities. The Company held no money market investments with terms greater than 90 days at December 31, 2013 (December 31, 2012 – $nil; January 1, 2012 – $272 million).

On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million in 5-year Notes with a coupon rate of 2.125% and $1.0 billion in 10-year Notes with a coupon rate of 3.70%. The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, which began on September 15, 2013. The Company received proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity.

64  |  GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

On October 29, 2013 and November 13, 2013, the Company’s Cerro Negro project entered into two 3-year Argentine peso loan agreements totaling 180 million Argentine pesos ($30 million) with third parties in Argentina. Both loans bear interest at 15.25% per annum to be repaid in eight quarterly installments beginning early 2015. At December 31, 2013, the carrying amount of the loans was $28 million, which is included in other non-current liabilities in the Consolidated Balance Sheets.

During the three months ended March 31, 2013, the Company’s Cerro Negro project entered into a 1-year $131 million credit facility agreement with Alumbrera. The principal drawn bears interest at 2% per annum. At December 31, 2013, Cerro Negro had drawn $131 million against the facility which is included in other current liabilities in the Consolidated Balance Sheets.

On December 18, 2012, the Company entered into a 1-year 469 million Argentine peso ($100 million) credit facility with a third party in Argentina. On December 4, 2013, the facility was extended for a further 180 days. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over 1 million Argentine pesos, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At December 31, 2013, the Company had drawn 220 million Argentine peso ($33.6 million) against the credit facility (December 31, 2012 – 220 million Argentine peso ($45 million); January 1, 2012 – $nil) which is included in other current liabilities in the Consolidated Balance Sheets.

At December 31, 2013, the Company had an undrawn $2 billion revolving credit facility available until 2018. During the three months ended December 31, 2013, the Company had drawn $300 million against the credit facility, which was repaid immediately without any interest incurred.

In April 2010, Barrick Gold Corporation (“Barrick”), the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo (Goldcorp’s share – $414 million). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 3.86% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. In July 2013, the remaining balance of $95 million was drawn against the credit facility (Goldcorp’s share – $38 million). In August 2013, the first repayment of $45 million was made (Goldcorp’s share – $18 million). At December 31, 2013, the outstanding balance of the credit facility was $990 million (Goldcorp’s share – $396 million).

In the opinion of management, the working capital at December 31, 2013, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. At December 31, 2013, the Company’s capital commitments over the next twelve months, including its share of commitments of its associates, amounted to $480 million (December 31, 2012 – $743 million; January 1, 2012 – $765 million). The Company’s total planned capital expenditures for 2014 are $2.3 to $2.5 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, Camino Rojo and El Morro).

For the periods beyond 2014, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of foreign currencies against the US dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in foreign currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in foreign currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2013, the Company had $5.6 billion of deferred income tax liabilities, of which $5.2 billion arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in foreign currencies.

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(in United States dollars, tabular amounts in millions, except where noted)

The Company is exposed to currency risk through the following financial assets and liabilities, and deferred income tax assets and liabilities denominated in foreign currencies:

At December 31, 2013	Cash and cash equivalents	Accounts receivable and other current and non- current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non- current liabilities	Deferred income tax liabilities
Canadian dollar	$13	$75	$18	$(328)	$(954)

Mexican peso	25	134	138	(180)	(2,860)

Argentinean peso	18	165	2	(162)	(1,237)

Guatemalan quetzal	3	7	(3)	(41)	(103)

Chilean peso	3	12	—	(6)	—
	$62	$393	$155	$(717)	$(5,154)

At December 31, 2012
Canadian dollar	$13	$105	$(88)	$(351)	$(880)

Mexican peso	57	140	(46)	(86)	(2,849)

Argentinean peso	42	88	—	(131)	(1,211)

Guatemalan quetzal	—	11	(2)	(38)	(18)

Chilean peso	1	10	—	(9)	—
	$113	$354	$(136)	$(615)	$(4,958)

During the year ended December 31, 2013, the Company recognized a net foreign exchange loss of $43 million (2012 – net gain of $1 million). Based on the Company’s net exposures (other than those relating to taxes) at December 31, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $21 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2013, the Company recognized a net foreign exchange gain of $135 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2012 – net gain of $28 million). Based on the Company’s net exposures relating to taxes at December 31, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $196 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2013, and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, its share of the Pueblo Viejo project financing and credit facility, and its cash and cash equivalents, credit facilities and interest-bearing receivables. At December 31, 2013, the Company’s revolving credit facility is subject to a floating interest rate. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted-average interest rate paid by the Company during the year ended December 31, 2013 on its revolving credit facility was nil% (2012 – nil%). The average interest rate earned by the Company during the year ended December 31, 2013 on its cash and cash equivalents was 0.18% (2012 – 0.21%). A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s after-tax net earnings.

There has been no significant change in the Company’s exposure to interest rate risk, and there has been no change to its objectives and policies for managing these risks during the year ended December 31, 2013.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the year ended December 31, 2013.

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(in United States dollars, tabular amounts in millions, except where noted)

The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices).

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $19 million decrease or increase in the Company’s after-tax net earnings. The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as the government regulates the domestic market. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. At December 31, 2013, the Company has entered into heating oil contracts to manage its exposure to fuel prices. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt, and short-term credit facilities net of cash and cash equivalents and money market investments as follows:

	At December 31 2013	At December 31 2012	At January 1 2012
Shareholders’ equity	$19,545	$22,716	$ 21,272

Current and long-term debt	2,314	783	737

Short-term credit facilities	193	45	—
	22,052	23,544	22,009

Less: Cash and cash equivalents	(625)	(757)	(1,458)

Money market investments	—	—	(272)
	21,427	22,787	20,279

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

At December 31, 2013, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2013, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

During the year ended December 31, 2013, the Company invested a total of $2,179 million in mining interests, including discontinued operations, of which 60% related to capital projects, including $589 million at Éléonore, $560 million at Cerro Negro and $89 million at Cochenour. The remaining 40% was related to capital expenditures at the Company’s operating sites, primarily $144 million at Red Lake, $210 million at Peńasquito, $96 million at Porcupine, $75 million at Musselwhite, $65 million at Marlin and $112 million at Los Filos.

As at February 12, 2014, there were 812 million common shares of the Company issued and outstanding and 17 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$16.87 per share to C$48.72 per share.

Dividends which were declared and paid during the year ended December 31, 2013 totalled $486 million (2012 – $438 million).

OTHER RISKS AND UNCERTAINTIES

Foreign Operations

In 2013, the majority of the Company’s foreign operations were conducted in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties.

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(in United States dollars, tabular amounts in millions, except where noted)

These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Guatemala, Argentina, the Dominican Republic, Chile and the United States may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, royalties, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Mexico

i.	Ejido Land Claims

Article 27 of the Mexican Constitution and subsequent legislation established the “ejido” and communal landholding as forms of land tenure in Mexico. There are eleven ejido communities in the vicinity of the Company’s Mexican mining operations and ejido lands cover all of the lands used by the Company for its current mining operations at its Peñasquito, Los Filos and El Sauzal mines. The Company enters into temporary occupation agreements ranging from 5 to 30 years with the ejido communities which allow the Company to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to reach agreement may cause delays to operations and projects, and on occasion, lead to litigation.

Argentina

i.	Province of Santa Cruz, Argentina

Law 3318 creates a new form of tax in Argentina’s Province of Santa Cruz for mining companies. The tax is levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. Regulations issued in the third quarter require that the tax is calculated on “measured” reserves and the Company has interpreted this to mean “proven” reserves. The Province has disputed the Company’s interpretation but has not provided further clarification on the definition of “measured” reserves, and the outcome is not clear at this time. The Company has filed a legal claim disputing the legality of the new tax and has paid the initial tax installment under protest.

ii.	Argentine 10% Withholding Tax

On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations. It is the Company’s position that the new withholding tax violates tax stability rights provided to mining projects by Mining Investment Law No. 24,196 (“MIL”). Mining projects subject to MIL would generally pay the new withholding tax under protest and request a refund or tax credit for the excess of the overall tax burden. The Company believes that both Alumbrera and Oroplata S.A. are subject to the MIL, and accordingly should be entitled to a refund or tax credit for withholding taxes paid under the new law. Alumbrera has agreed to pay the withholding tax on dividends to be paid in 2014 under protest and the Company has accrued $19 million included in net (loss) earnings of associates for earned but undistributed profits with regards to its 37.5% interest in Alumbrera.

iii.	Government Controls

The Argentine government has continued to use price, foreign exchange, and import controls in response to unfavourable domestic economic trends (e.g. lower growth rates, higher inflation rates and capital flight). In particular, the government has implemented and tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on

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(in United States dollars, tabular amounts in millions, except where noted)

the ability of individuals and businesses to convert Argentine pesos into US dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could also expose the Company to the risks of peso devaluation and high domestic inflation.

At the end of January 2014, the Argentinian government devalued the Argentine peso. The peso plunged 20% in January 2014 to 8.01 per dollar from 6.52 at the end of 2013. The estimated effect of this devaluation on the Cerro Negro Project will be assessed in combination with the impact to local inflation rates.

Environmental Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s financial position and results of operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Cost risk

The Company is exposed to industry wide cost pressures on capital and operating expenditures. The increasing costs seen in the Company’s global operations increases the risk relating to the profitability of its operations and the economic returns on its exploration and development stage projects. The Company continues to enter into certain hedging strategies to mitigate certain currency and fuel cost exposures and continues to implement cost management strategies to mitigate this risk.

Other Risks

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business – Risk Factors” in the Annual Information Form for the year ended December 31, 2012, available at www.sedar.com and to the Company’s Annual Information Form for the year ended December 31, 2013 to be filed on SEDAR.

BASIS OF PREPARATION

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2013. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2013.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Management has made the following critical judgements and estimates:

Critical Judgments in Applying Accounting Policies

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

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(in United States dollars, tabular amounts in millions, except where noted)

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors in determining when a mining property is capable of operating at levels intended by management.

During January 2013, the Company determined that the Pueblo Viejo mine, in which the Company holds a 40% equity interest, was capable of operating at levels intended by management and on January 8, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine effective January 1, 2013.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

(e)	Asset held for sale

The Company applies judgment to determine whether an asset or a group of assets and liabilities (a “disposal group”) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2013, the Company concluded that the assets and liabilities of Marigold meet the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and fair value less costs to sell (“FVLCTS”), being FVLCTS. The assets of Marigold will cease to be depreciated while they are classified as held for sale.

Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

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(in United States dollars, tabular amounts in millions, except where noted)

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s mining interests and goodwill is a key assumption in determining their recoverable amounts. The ability to maintain existing or obtain necessary mining concessions, surface rights title, and water concessions is integral to the access of the reserves, resources and exploration potential. A mining concession gives its holder the right to carry out mining activities in the area covered by that concession and take ownership of any minerals found but it does not always grant surface access rights. In some jurisdictions surface access rights must be separately negotiated with the owner of the surface lands and in the event of a dispute or failed negotiations, administrative legal process may be available. In other jurisdictions, surface access rights may be granted along with mining rights. Water concessions provides its holder the right to specified levels of water usage and are granted based on water availability in the source area.

Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2013, the Company recognized an impairment expense of $2,401 million net of tax for its continuing and discontinued operations ($3,073 million before tax), in respect of the carrying amounts of Peñasquito, Cerro Blanco, El Sauzal, Alumbrera, Primero, Marigold and certain exploration properties in Mexico. The $3,073 million included $283 million of impairment charges for goodwill.

At December 31, 2013, the carrying amounts of the Company’s mining interests and goodwill were $25,138 million and $1,454 million, respectively (December 31, 2012 – $26,565 million and $1,737 million, respectively; January 1, 2012 – $24,189 million and $1,737 million, respectively).

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of (Loss) Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. At December 31, 2013, the carrying amounts of current and non-current inventories amounted to $868 million (December 31, 2012 – $712 million; January 1, 2012 – $562 million).

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2013, the carrying amount of stripping costs capitalized and included in mining interests owned by subsidiaries was $42 million (December 31, 2012 – $59 million; January 1, 2012 – $19 million). At December 31, 2013, the carrying amount of stripping costs capitalized and included in assets held for sale was $18 million.

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

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(in United States dollars, tabular amounts in millions, except where noted)

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. To estimate the fair value of the exploration potential, a market approach is used which evaluates recent comparable gold property transactions. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to a constructive obligation. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2013, the Company’s total provision for reclamation and closure cost obligations was $529 million (December 31, 2012 – $500 million; January 1, 2012 – $375 million ). The undiscounted value of these obligations is $1,847 million (December 31, 2012 – $2,771 million; January 1, 2012 – $1,307 million).

For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive mines and development projects. For those sites with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2013, the Company applied a 30-year risk-free rate of 3.9679% to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.9% risk-free rate was applied. The weighted average of the two discount rates was 5.3% (December 31, 2012 – 4.6%; January 1, 2012 – 4.3%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(h)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in estimates of future production at San Dimas based on budget and forecast information obtained from Primero. At December 31, 2013, the amount recognized as a liability and recorded in non-current provisions for the Company’s guarantee to Silver Wheaton was $2 million (December 31, 2012 – $7 million; January 1, 2012 – $7 million).

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(i)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

i.

In 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land which includes 60% of the mine pit area, the waste rock facility and explosive magazine storage area and is located within the confines of the proposed Peñasquito mine site. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Three separate claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union which have resulted in the suspension of the agrarian court’s ruling, pending resolution of the three claims. The Cerro Gordo Ejido has appealed the suspension.

Negotiations are taking place under the official observation of the office of the Mexican Secretary of the Economy and Goldcorp believes that proper representatives of both parties are currently engaged in a constructive process with a view to reaching a mutually beneficial settlement of the land claim. Goldcorp has filed with the office of the SEDATU the required filings to expropriate the disputed lands. In addition, Goldcorp will continue to employ all legal means at its disposal to ensure continuity of operations and to protect Goldcorp’s mineral concession rights consistent with Mexican law. Operations at the Peñasquito Mine have not been impacted. However, in the event the suspensions of the agrarian court ruling are revoked or the claims by the Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, Ejido Cerro Gordo would, absent any other intervening event be entitled to possession of the Cerro Gordo lands. Should this occur, mine operations would be adversely impacted, and in such circumstances, the ultimate resolution of this matter is not determinable at this time.

ii.

In 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to evade labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company has determined that it is probable that no additional obligation for statutory profit sharing payments is required to be recorded in the Company’s consolidated financial statements as at and for the year ended December 31, 2013, other than what is presently recorded.

CHANGES IN ACCOUNTING POLICIES

Application of new and revised accounting standards

The Company has applied the following new and revised IFRSs in its consolidated financial statements for the year ended December 31, 2013 and the Company has restated the 2012 comparative periods, where applicable, accordingly.

Effective from January 1, 2013, IFRS 10 – Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint

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operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method, with the Company’s share of net earnings (losses) and net assets separately disclosed in the Consolidated Statements of (Loss) Earnings and Consolidated Balance Sheets, respectively.

The Company has accounted for this change in consolidation retrospectively using the transitional requirements of the respective standards and the Company has restated the 2012 comparative periods accordingly. A reconciliation of the Company’s 2012 comparative periods, as previously disclosed, to the 2012 comparative periods disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2013 is as follows:

Consolidated Balance Sheets:

At January 1, 2012
	As previously reported	Adjustment	As presented
Current assets	$2,950	$(139)	$2,811

Mining interests – Owned by subsidiaries	22,673	(424)	22,249

Mining interests – Investments in associates	1,536	404	1,940

Other non-current assets	2,215	(69)	2,146
Total assets	$29,374	$(228)	$29,146
Total liabilities	$(7,889)	$228	$(7,661)
Net assets	$21,485	$—	$21,485

At December 31, 2012
	As previously reported	Adjustment	As presented
Current assets	$2,528	$(333)	$2,195

Mining interests – Owned by subsidiaries	24,279	(377)	23,902

Mining interests – Investments in associates	2,088	575	2,663

Other non-current assets	2,317	(98)	2,219
Total assets	$31,212	$(233)	$30,979
Total liabilities	$(8,283)	$233	$(8,050)
Net assets	$22,929	$—	$22,929

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Consolidated Statements of Earnings and Comprehensive Income (1):

	Year ended December 31, 2012
	As previously reported	Adjustment	As presented
Revenues	$5,435	$(615)	$4,820
Earnings from mine operations	2,423	(241)	2,182
Share of net earnings of associates	47	163	210
Earnings before taxes	2,252	(71)	2,181
Net earnings	$1,749	$—	$1,749
Other comprehensive income, net of tax	8	—	8
Total comprehensive income	$1,757	$—	$1,757

(1)	Include results of continuing and discontinued operations.

Consolidated Statements of Cash Flows (1):

	Year ended December 31, 2012
	As previously reported	Adjustment	As presented
Net earnings	$1,749	$—	$1,749

Share of net earnings of associates	(47)	(163)	(210)

Other	395	26	421
Net cash provided by operating activities	$2,097	$(137)	$1,960
Net cash used in investing activities	$(2,286)	$20	$(2,266)
Net cash used in financing activities	$(394)	$—	$(394)

(1)	Include results of continuing and discontinued operations.

Fair value measurement

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013. Additional disclosure on the fair value of certain financial instruments is included in the Company’s consolidated financial statements as a result of applying IFRS 13.

Employee benefits

A revised IAS 19 – Employee Benefits (“IAS 19”) has introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer or recognize actuarial gains and losses in full in profit or loss and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact the classification of liabilities associated with those benefits.

The Company has adopted these amendments retrospectively; however, these amendments to IAS 19 did not have a significant impact on the Company’s consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access

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to further quantities of material that will be mined in future periods. The Company has applied IFRIC 20 on a prospective basis in compliance with the transitional requirements of IFRIC 20. The application of IFRIC 20 did not result in an adjustment to the Company’s consolidated financial statements.

Financial statement presentation

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. At present, the current version of IFRS 9 does not include a mandatory effective date. However IFRS 9 is available for early application. An effective date will be added when all phases of the project are completed. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact of applying IFRIC 21 on its consolidated financial statements.

OUTLOOK UPDATE

For 2014, the Company expects to produce between 3.0 and 3.15 million ounces of gold and estimates that all in sustaining costs will be between $950 to $1,000 per ounce. Cash costs are expected to decrease from 2013 levels primarily due to increasing grades and by-product production at Peńasquito, lower costs at Pueblo Viejo, the low cost production from Cerro Negro, and Goldcorp’s continued overall focus on cost efficiencies through the Operating for Excellence program.

Assumptions used to forecast total cash costs for 2014 include: $20.00 per ounce of silver; $3.00 per pound of copper; $0.90 per pound of zinc; $1.00 per pound of lead; an oil price of $100.00 per barrel; and the Canadian dollar and Mexican peso at 1.05 and 12.50, respectively, to the US dollar.

Capital expenditures for 2014 are forecast at approximately $2.3 to $2.5 billion of which approximately 60% is allocated to projects and 40% to operations. Major project capital expenditures in 2014 include approximately $600 million at Cerro Negro, $570 million at Éléonore, $125 million at Cochenour, and $85 million at Camino Rojo. Exploration expenditures in 2014 are expected to amount to approximately $190 million, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $185 million for 2014. Depreciation, depletion and amortization expense is expected to be approximately $385 per ounce of gold sold. Driven by a higher tax rate for Pueblo Viejo as a result of the amended Special Lease Agreement and recently-enacted tax rate increases in Mexico, the Company expects its overall effective tax rate to increase to 41% in 2014.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial  performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital  expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government  regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of  pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or  statements that  certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could  cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will  operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral  reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that  cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of  acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour  disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2012 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not  undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Scientific and technical information contained in this MD&A was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, or the AusIMM JORC equivalent. All mineral resources are reported exclusive of mineral reserves and mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed  on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2012 and the current technical  report for those properties, all available at www.sedar.com.

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: United  States investors are advised that while the terms “measured”, “indicated” and “inferred” resources are recognized and  required by Canadian regulations, the United

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States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount  of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all  or  any part  of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of  inferred  mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned  not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral  reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral  resource exists, or is economically or legally mineable.

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MANAGEMENT’S RESPONSIBLITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada

February 12, 2014

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the accompanying consolidated financial statements of Goldcorp Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013, December 31, 2012 and January 1, 2012, and the consolidated statements of earnings, comprehensive income, cash flows and changes in equity for each of the years in the two-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc. and subsidiaries as at as at December 31, 2013, December 31, 2012 and January 1, 2012 and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 4 to the consolidated financial statements, which explains that the Company has changed its method of accounting for its 37.5% interest in Minera Alumbrera Limited, which was previously proportionately consolidated in the Company’s consolidated financial statements, and has now been classified as an investment in associate and is accounted for using the equity method in 2012 due to the adoption of IFRS 10 – Consolidated Financial Statements and IFRS 11 – Joint Arrangements.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

February 12, 2014

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Goldcorp Inc. (“Goldcorp” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;
ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that Goldcorp’s receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp’s assets that could have a material effect on Goldcorp’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2013, Goldcorp’s internal control over financial reporting was effective.

The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2013, has been audited by Deloitte LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2013, as stated in their report which appears on the following page.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, Canada

February 12, 2014

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Goldcorp Inc.

We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 12, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of IFRS 10 and 11.

Chartered Accountants

Vancouver, Canada

February 12, 2014

GOLDCORP  |  83

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS

YEARS ENDED DECEMBER 31

(In millions of United States dollars, except for per share amounts)

	Note	2013	2012
			Note 4
Revenues	16(c)	$ 3,687	$ 4,660
Mine operating costs
Production costs	8	(1,991)	(1,961)
Depreciation and depletion	13(h) & 16	(634)	(585)
		(2,625)	(2,546)
Earnings from mine operations		1,062	2,114
Exploration and evaluation costs	13(c)	(45)	(54)
Share of net (losses) earnings and impairment of associates	14 & 17	(395)	210
Impairment of mining interests and goodwill	13(a) & 17	(2,646)	—
Corporate administration		(236)	(245)
(Loss) earnings from operations and associates	16	(2,260)	2,025
Losses on securities, net	23(b)	(32)	(67)
Gains on derivatives, net	23(a)	83	155
(Loss) gain on dispositions of mining interests, net	13(e) & (f)	(11)	12
Finance costs	9	(50)	(27)
Other (expenses) income		(58)	17
(Loss) earnings from continuing operations before taxes		(2,328)	2,115
Income tax expense	22	(314)	(420)
Net (loss) earnings from continuing operations attributable to shareholders of Goldcorp Inc.		$ (2,642)	$ 1,695
Net (loss) earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	7	$ (67)	$ 54
Net (loss) earnings attributable to shareholders of Goldcorp Inc.		$ (2,709)	$ 1,749
Net (loss) earnings per share from continuing operations
Basic	26	$ (3.25)	$ 2.09
Diluted	26	(3.25)	1.89
Net (loss) earnings per share
Basic	26	$ (3.34)	$ 2.16
Diluted	26	(3.34)	1.95

The accompanying notes form an integral part of these consolidated financial statements.

84  |  GOLDCORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2013	2012
			Note 4
Net (loss) earnings attributable to shareholders of Goldcorp Inc.		$(2,709)	$1,749
Other comprehensive (loss) income, net of tax	23(b)
Items that may be reclassified subsequently to net (loss) earnings:
Mark-to-market losses on available-for-sale securities		(76)	(52)
Reclassification adjustment for impairment losses included in net (loss) earnings		29	63
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net (loss) earnings		(1)	(3)
		(48)	8
Items that will not be reclassified to net (loss) earnings:
Remeasurements on defined benefit pension plans		(2)	—
		(2)	—
Total other comprehensive (loss) income, net of tax		$(50)	$8
Total comprehensive (loss) income attributable to shareholders of Goldcorp Inc.		$(2,759)	$1,757

The accompanying notes form an integral part of these consolidated financial statements.

GOLDCORP  |  85

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2013	2012
			Note 4
Operating Activities
Net (loss) earnings from continuing operations		$(2,642)	$1,695
Adjustments for:
Dividends from associate	14	108	—
Reclamation expenditures	21	(15)	(21)
Items not affecting cash:
Losses on securities, net	23(b)	32	67
Impairment of mining interests and goodwill	13(a) & 17	2,646	—
Depreciation and depletion	13(h) & 16	634	585
Share of net losses (earnings) and impairment of associates	14 & 17	395	(210)
Share-based compensation expense	25(c), (d) & (e)	72	82
Unrealized gains on derivatives, net	23(a)	(70)	(155)
Revision of estimate and accretion of reclamation and closure cost obligations	8 & 9	(5)	98
Deferred income tax expense (recovery)	22	217	(26)
Loss (gain) on dispositions of mining interests, net	13(e) & (f)	11	(12)
Other		40	3
Change in working capital	27	(517)	(206)
Net cash provided by operating activities of continuing operations		906	1,900
Net cash provided by operating activities of discontinued operation		49	60
Investing Activities
Expenditures on mining interests	16(e)	(1,993)	(2,269)
Deposits on mining interests expenditures		(195)	(275)
Interest paid	16(e)	(23)	(17)
Proceeds from dispositions of mining interests, net	13(e) & (f)	8	43
Purchases of money market investments and available-for-sale securities	27	(615)	(19)
Proceeds from maturities and sales of money market investments and available-for-sale securities, net	27	621	289
Other		—	16
Net cash used in investing activities of continuing operations		(2,197)	(2,232)
Net cash used in investing activities of discontinued operation	27	(49)	(34)
Financing Activities
Debt borrowings, net of borrowing costs	20 & 23(d)(ii)	1,781	—
Debt repayments	23(d)(ii)	(300)	—
Common shares issued, net of issue costs		3	44
Dividends paid to shareholders	26	(486)	(438)
Other	23(d)(ii)	160	—
Net cash provided by (used in) financing activities of continuing operations		1,158	(394)
Effect of exchange rate changes on cash and cash equivalents		1	(1)
Decrease in cash and cash equivalents		(132)	(701)
Cash and cash equivalents, beginning of the year		757	1,458
Cash and cash equivalents, end of the year	27	$625	$757

Supplemental cash flow information (note 27)

The accompanying notes form an integral part of these consolidated financial statements.

86  |  GOLDCORP

CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars)

	Note	At December 31 2013	At December 31 2012	At January 1 2012
			Note 4	Note 4
Assets
Current assets
Cash and cash equivalents	27	$625	$757	$1,458
Money market investments	23(d)(ii)	—	—	272
Accounts receivable	23(a)	469	567	403
Inventories and stockpiled ore	10	727	696	550
Notes receivable	11	5	5	40
Income taxes receivable		182	25	5
Assets held for sale	7	227	—	—
Other	12	139	145	83
		2,374	2,195	2,811
Mining interests
Owned by subsidiaries	13	22,928	23,902	22,249
Investments in associates	13 & 14	2,210	2,663	1,940
	13	25,138	26,565	24,189
Goodwill	15	1,454	1,737	1,737
Investments in securities	18	77	162	207
Notes receivable	11	23	37	42
Deposits on mining interests expenditures		71	95	73
Deferred income taxes	22	19	—	—
Other	19	408	188	87
Total assets	16	$29,564	$30,979	$29,146
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$856	$830	$545
Income taxes payable		6	101	32
Current portion of long-term debt	20	832	—	—
Derivative liabilities	23(a)	57	68	65
Liabilities relating to assets held for sale	7	44	—	—
Other	21 & 23(d)(ii)	238	69	39
		2,033	1,068	681
Deferred income taxes	22	5,594	5,434	5,442
Long-term debt	20	1,482	783	737
Derivative liabilities	23(a)	—	79	237
Provisions	21	517	500	355
Income taxes payable		55	62	113
Other	23(d)(ii)	125	124	96
Total liabilities	16	9,806	8,050	7,661
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,191	17,117	16,992
Accumulated other comprehensive income		1	51	43
Retained earnings		2,353	5,548	4,237
		19,545	22,716	21,272
Non-controlling interests		213	213	213
Total equity		19,758	22,929	21,485
Total liabilities and equity		$29,564	$30,979	$29,146

Commitments and contingencies (notes 13(m), 23(d)(ii) & 29)

Approved by the Board of Directors and authorized for issue on February 12, 2014.

Charles Jeannes, Director	Ian Telfer, Director

The accompanying notes form an integral part of these consolidated financial statements.

GOLDCORP  |  87

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands)

	Common Shares			Accumulated Other Comprehensive Income (Loss)
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Other	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non- controlling interests	Total
At January 1, 2013	811,519	$16,865	$252	$51	$—	$5,548	$22,716	$213	$22,929
Total comprehensive loss							—

Net loss	—	—	—	—		(2,709)	(2,709)	—	(2,709)

Other comprehensive loss	—	—	—	(48)	(2)	—	(50)	—	(50)
	—	—	—	(48)	(2)	(2,709)	(2,759)	—	(2,759)
Stock options exercised and restricted share units issued and vested (notes 25(a) & (b))	738	30	(27)	—	—	—	3	—	3

Share-based compensation (note 25(c))	—	—	71	—	—	—	71	—	71

Dividends (note 26)	—	—	—	—	—	(486)	(486)	—	(486)
At December 31, 2013	812,257	$16,895	$296	$3	$(2)	$2,353	$19,545	$213	$19,758

	Common Shares			Accumulated Other Comprehensive Income
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Other	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non- controlling interests	Total
At January 1, 2012	809,941	$16,793	$199	$43	$—	$4,237	$21,272	$213	$21,485
Total comprehensive income

Net earnings	—	—	—	—	—	1,749	1,749	—	1,749

Other comprehensive income	—	—	—	8	—	—	8	—	8
	—	—	—	8	—	1,749	1,757	—	1,757
Stock options exercised and restricted share units issued and vested (notes 25(a) & (b))	1,578	72	(28)	—	—	—	44	—	44

Share-based compensation (note 25(c))	—	—	81	—	—	—	81	—	81

Dividends (note 26)	—	—	—	—	—	(438)	(438)	—	(438)
At December 31, 2012	811,519	$16,865	$252	$51	$—	$5,548	$22,716	$213	$22,929

The accompanying notes form an integral part of these consolidated financial statements.

88  |  GOLDCORP

(In millions of United States dollars, except where noted)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

At December 31, 2013, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/ silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina (note 4); the Wharf gold mine in the United States; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic (note 14(b)). The Company’s 66.7% interest in the Marigold mine in the United States was classified as a discontinued operation during the year ended December 31, 2013 (note 7).

The Company’s significant development projects at December 31, 2013 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70% interest) in Chile, and the Camino Rojo gold/ silver project in Mexico. At December 31, 2013, the Company also owns a 26.9% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”)) in Mexico, and a 39.7% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala (“Escobal”). On January 14, 2014, Tahoe announced that the Escobal mine had achieved commercial production, effective January 1, 2014.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2013. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company’s significant accounting policies are described in note 3.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for derivative assets and liabilities, other financial assets classified as at fair value through profit or loss, or available-for-sale, which are measured at fair value and assets classified as held for sale that are measured at fair value less costs to sell. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b)	Currency of presentation

The Company’s presentation currency is the United States (“US”) dollar. All amounts are expressed in millions of US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at December 31, 2013 were as follows:

GOLDCORP    |  89

(In millions of United States dollars, except where noted)

Direct parent company (mine site and operating segment) (note 16)	Location	Ownership interest	Mining properties and development projects owned (note13)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project

Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines

Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine

Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project

Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peńasquito”)	Mexico	100%	Peñasquito mines, and Camino Rojo project

Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines

Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine

Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine

Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project

Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine (note 7)

Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine

Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project

Intercompany assets and liabilities, equity, income, expenses and cash flows between the Company and its subsidiaries are eliminated.

These consolidated financial statements also include the following significant investments in associates that are accounted for using the equity method (note 3(d)):

Associates (mine site and operating segment) (notes 14 and 16)	Location	Ownership interest	Mining properties and development projects owned (note 13)
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine (note 4)

Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40.0%	Pueblo Viejo mine (notes 14(b) and (c))

Primero Mining Corp.	Mexico	26.9%	San Dimas mine

Tahoe Resources Inc.	Guatemala	39.7%	Escobal project (note 14(f))

(d)	Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method, except when classified as held for sale. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of earnings and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The total carrying amount of the Company’s investments in associates also include any long-term debt interests which in substance form part of the Company’s net investment. The Company’s share of an associate’s losses that are in excess of its investment in the associate are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. The Company’s share of earnings and losses of associates are recognized in net earnings during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. The Company’s investments in associates are included in mining interests on the Consolidated Balance Sheets.

Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its associates are not eliminated.

90  |  GOLDCORP

(In millions of United States dollars, except where noted)

(e)	Impairment of investments in associates

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the associate’s operations. When there is objective evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs to sell (“FVLCTS”) and value-in-use (“VIU”). If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

(f)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

(i)	Has begun planned principal activities;

(ii)	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	Is pursuing a plan to produce outputs; and

(iv)	Will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	The consideration transferred in exchange for an interest in the acquiree;

(iii)	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	The resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

GOLDCORP  |  91

(In millions of United States dollars, except where noted)

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The excess of: (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the fair value of net assets acquired, is recorded as goodwill.

(g)	Discontinued operation

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

(h)	Assets and liabilities held for sale

A non-current asset or disposal group of assets and liabilities (disposal group) is classified as held for sale when it meets the following criteria:

(i)	The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii)	The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:

a. The appropriate level of management must be committed to a plan to sell the asset or disposal group;

b. An active program to locate a buyer and complete the plan must have been initiated;

c. The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

d. The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and

e. Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and FVLCTS. If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

(i)	Foreign currency translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint ventures is the US dollar. Accordingly, foreign currency transactions and balances of the Company’s subsidiaries, associates and joint ventures are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are translated using the average monthly exchange rates.

92  |  GOLDCORP

(In millions of United States dollars, except where noted)

Foreign exchange gains and losses are recognized in net earnings and presented in the Consolidated Statements of (Loss) Earnings in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

(j)	Revenue recognition

The Company includes proceeds from the sale of all metals in revenue. The Company has determined that gold is the Company’s primary product and other metals produced as part of the extraction process are considered to be by-products of gold. Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

The initial sales price of the Company’s concentrate metal sales is determined on a provisional basis at the date of sale. The final sales price is based on the monthly average London Metal Exchange or London Bullion Market Association prices with monthly movements between the provisional and final pricing recognized in revenue. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 120 days. Revenue on provisionally priced sales is recognized based on the estimated fair value of the total consideration receivable. These provisional sales contain an embedded derivative instrument which represents the forward contract for which the provisional sale is subsequently adjusted and is required to be separated from the host contract. Accordingly, the fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.

(k)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. For calculations of diluted earnings per share, the weighted average number of common shares outstanding are adjusted to include the effects of restricted share units and dilutive stock options, whereby proceeds from the potential exercise of dilutive stock options with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. The dilutive effect of the Company’s convertible senior notes is determined by adjusting the numerator for interest expensed during the period, net of tax, and for mark-to-market gains and losses recognized in net earnings during the period for changes in the fair value of the conversion feature of the outstanding notes, and the denominator for the additional weighted average number of common shares on an if converted basis as at the beginning of the period.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original terms of three months or less.

(m)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, copper, lead and zinc, cost is allocated between the joint products on a pro-rata basis. Incremental processing costs directly related to a joint product are allocated to that metal. Where insignificant amounts of metals other than gold are produced during the production process, these by-products are valued at their estimated net realizable value.

Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the average cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the Peñasquito, Los Filos, Marigold (note 7) and Wharf mines. Under this method, ore is stacked on leach pads and treated with a chemical solution that

GOLDCORP  |  93

(In millions of United States dollars, except where noted)

dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests and refining costs, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

The costs of inventories sold during the period are presented as mine operating costs in the Consolidated Statements of (Loss) Earnings.

(n)	Mining interests

Mining interests include mining properties, related plant and equipment, and the Company’s investments in associates (note 3(d)).

Mining properties

Mining properties are comprised of reserves, resources and exploration potential. The value associated with resources and exploration potential is the value beyond proven and probable reserves.

Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within: (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

Recognition

Capitalized costs of mining properties include the following:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisitions;

(ii)	Costs attributed to mining properties acquired in business combinations;

(iii)	Expenditures incurred to develop mining properties;

(iv)	Economically recoverable exploration and evaluation expenditures;

(v)	Borrowing costs incurred that are attributable to qualifying mining properties;

(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 3(r)).

Acquisitions:

The cost of acquiring a mining property either as an individual asset purchase or as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

94  |  GOLDCORP

(In millions of United States dollars, except where noted)

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (stripping costs). Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.

Exploration and evaluation expenditures:

The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves are exploration and evaluation expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

(i)	Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines;

(ii)

Scoping or feasibility: there is a scoping study or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

(iii)	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

(iv)

Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

(v)	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

(i)	It is probable that a future economic benefit will flow to the Company;

(ii)	The Company can obtain the benefit and controls access to it;

(iii)	The transaction or event giving rise to the future economic benefit has already occurred; and

(iv)	Costs incurred can be measured reliably.

Borrowing costs:

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (qualifying assets) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use, which in the case of mining properties, is when the mining property reaches commercial production. Capitalization commences on the date that expenditures for the qualifying asset are being incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken. All other borrowing costs are expensed in the period in which they are incurred. For funds obtained from general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed that are directly attributable to a qualifying asset, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

GOLDCORP  |  95

(In millions of United States dollars, except where noted)

Costs incurred during production:

Capitalization of costs incurred ceases when the mining property is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop the ore body in the current production cycle.

During the production phase of a mine, stripping costs incurred that provide access to a component of reserves and resources that will be produced in future periods and that would not have otherwise been accessible are capitalized (“stripping activity asset”). The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, and which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the component of the reserves and resources for which access has been improved. The stripping activity asset is included as part of the carrying amount of the mining property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in mine operating costs in the period in which they are incurred.

Measurement

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. During the year ended December 31, 2013, depletion expense would increase by $43 million (2012 – $19 million) if resources were excluded from recoverable ounces.

A mine is capable of operating at levels intended by management when:

(i)	Operational commissioning of major mine and plant components is complete;

(ii)	Operating results are being achieved consistently for a period of time;

(iii)	There are indicators that these operating results will be continued; and

(iv)

Other factors are present, including one or more of the following: A significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources at each financial year end, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Impairment:

At the end of each reporting period, the Company reviews its mining properties and plant and equipment at the cash-generating unit (“CGU”) level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its significant mine sites, represented by its principal producing mining properties and significant development projects. In certain circumstances, where the recoverable amount of an individual asset can be determined, impairment is performed at the individual asset level.

96  |  GOLDCORP

(In millions of United States dollars, except where noted)

The recoverable amount of a mine site is the greater of its FVLCTS and VIU. In determining the recoverable amounts of each of the Company’s mine sites, the Company uses the FVLCTS as this will generally be greater than or equal to the VIU. When there is no binding sales agreement, FVLCTS is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and non-expansionary capital expenditures, excluding those cash flows arising from future enhancements of the asset. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred income tax balances, net of the mine site reclamation and closure cost provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in net earnings in the period in which they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. Those mine sites which have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depreciation and depletion. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Costs capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Mill and mill components	life of mine
Underground infrastructure	life of mine
Mobile equipment components	3 to 15 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings.

(o)	Goodwill

Goodwill typically arises on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

Upon disposal or abandonment of a mine site, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

GOLDCORP  |  97

(In millions of United States dollars, except where noted)

(p)	Leases

In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these assets are capitalized at the lower of the fair value of the leased asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is included within other liabilities and accretion expense is recognized over the term of the lease. Operating leases are not capitalized and payments are included in the Consolidated Statements of (Loss)/Earnings on a straight-line basis over the lease term.

(q)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences between the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred income tax assets and liabilities are recognized for the tax effects of these differences. Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in deferred income tax expense or recovery in the Consolidated Statements of (Loss) Earnings.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

(r)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i)

By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

98  |  GOLDCORP

(In millions of United States dollars, except where noted)

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision is accreted during the period to reflect the passage of time. This accretion expense is included in finance costs in the Consolidated Statements of (Loss) Earnings.

Reclamation and closure cost obligations

The Company records a provision for the estimated future costs of reclamation and closure of operating, closed and inactive mines and development projects when environmental disturbance occurs or a constructive obligation arises. Future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates and the effects of country and other specific risks associated with the related liabilities. These estimates of future costs are discounted to net present value using the risk-free interest rate applicable to the future cash outflows. The provision for the Company’s reclamation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statements of (Loss) Earnings. The provision for reclamation and closure cost obligations is remeasured at the end of each reporting period for changes in estimates or circumstances. Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations which may arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs are reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statements of (Loss) Earnings. Reclamation and closure cost obligations related to inactive and closed mines are included in production costs in the Consolidated Statements of (Loss) Earnings on initial recognition and subsequently when remeasured.

(s)	Financial instruments

Measurement – initial recognition

On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Classification and measurement – subsequent to initial recognition

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classified as at fair value through profit or loss:

Financial assets and liabilities classified as at FVTPL are measured at fair value with changes in fair values recognized in net earnings. Financial assets and liabilities are classified as at FVTPL when: (i) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (ii) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition. A contract to buy or sell non-financial items that can be settled net in cash, which include non-financial items that are readily convertible to cash, that has not been entered into and held for the purpose of receipt or delivery of non-financial items in accordance with the Company’s expected purchase, sale or use meets the definition of a non-financial derivative.

A contract that will or may be settled in the entity’s own equity instruments and is a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is classified as a financial liability as at FVTPL.

Classified as available-for-sale:

A financial asset is classified as available-for-sale when: (i) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (ii) it is designated as available-for-sale on initial recognition. The Company’s investments in marketable securities and equity securities are classified as available-for-sale and are measured at fair value with mark-to-market gains and losses recognized

GOLDCORP  |  99

(In millions of United States dollars, except where noted)

in other comprehensive income (“OCI”) and accumulated in the investment revaluation reserve within equity until the financial assets are derecognized or there is objective evidence that the financial assets are impaired. When available-for-sale investments in marketable securities and equity securities are derecognized, the cumulative mark-to-market gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period.

Loans and receivables, held-to-maturity investments, and other financial liabilities:

Financial assets classified as loans and receivables, held-to-maturity investments, and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively.

When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s effective interest rate at initial recognition.

Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reliably estimated.

Compound instruments

The Company recognizes separately the components of a financial instrument that: (i) creates a financial liability of the Company; and (ii) grants an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has a choice over how it is settled. Transaction costs of a compound instrument are allocated to the components of the instrument in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the debt component are deducted from the carrying amount of the debt and included in the determination of the effective interest rate used to record interest expense during the period to maturity of the debt. Transaction costs allocated to the derivative liability component are expensed on initial recognition as with all other financial assets and liabilities classified as at FVTPL. Transaction costs allocated to the equity component are deducted from equity as share issue costs.

Until the liability is settled, the fair value of the conversion feature of the Company’s convertible senior notes, which is classified as a financial liability, is re-measured at the end of each reporting period with changes in fair value recognized in net earnings. The fair value is estimated using an option pricing model based on a discounted cash flow model utilizing a discount rate which incorporates an option adjusted credit spread, and the trading price of the notes at the balance sheet date.

(t)	Share-based payments

The fair value of the estimated number of stock options and restricted share units (“RSUs”) awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of (Loss) Earnings over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of grant. Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

Performance share units (“PSUs”) and phantom restricted units (“PRUs”) are settled in cash. The fair value of the estimated number of PSUs and PRUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of (Loss) Earnings over the vesting period, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs and PRUs is re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of the PSUs and PRUs are estimated using a binomial model to determine

100  |  GOLDCORP

(In millions of United States dollars, except where noted)

the expected market value of the underlying Goldcorp shares on settlement date, multiplied by the expected target settlement percentage.

(u)	Non-controlling interests

Non-controlling interests in the Company’s less than wholly-owned subsidiaries are classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

4.	CHANGES IN ACCOUNTING POLICIES

Application of new and revised accounting standards

The Company has applied the following new and revised IFRSs in these audited consolidated financial statements and the Company has restated the 2012 comparative periods, where applicable, accordingly.

Effective from January 1, 2013, IFRS 10 – Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method, with the Company’s share of net earnings (losses) and net assets separately disclosed in the Consolidated Statements of (Loss) Earnings and Consolidated Balance Sheets, respectively.

The Company has accounted for this change in consolidation retrospectively using the transitional requirements of the respective standards and the Company has restated the 2012 comparative periods accordingly. A reconciliation of the Company’s 2012 comparative periods, as previously disclosed, to the 2012 comparative periods disclosed in these audited consolidated financial statements is as follows:

GOLDCORP  |  101

(In millions of United States dollars, except where noted)

Consolidated Balance Sheets:

At January 1, 2012

	As previously reported	Adjustment	As presented
Current assets	$2,950	$(139)	$2,811
Mining interests – Owned by subsidiaries	22,673	(424)	22,249
Mining interests – Investments in associates	1,536	404	1,940
Other non-current assets	2,215	(69)	2,146
Total assets	$29,374	$(228)	$29,146
Total liabilities	$(7,889)	$228	$(7,661)
Net assets	$21,485	$—	$21,485

At December 31, 2012

	As previously reported	Adjustment	As presented
Current assets	$2,528	$(333)	$2,195
Mining interests – Owned by subsidiaries	24,279	(377)	23,902
Mining interests – Investments in associates	2,088	575	2,663
Other non-current assets	2,317	(98)	2,219
Total assets	$31,212	$(233)	$30,979
Total liabilities	$(8,283)	$233	$(8,050)
Net assets	$22,929	$—	$22,929

Consolidated Statements of Earnings and Comprehensive Income (1):

	Year ended December 31, 2012

	As previously reported	Adjustment	As presented
Revenues	$5,435	$(615)	$4,820
Earnings from mine operations	2,423	(241)	2,182
Share of net earnings of associates	47	163	210
Earnings before taxes	2,252	(71)	2,181
Net earnings	$1,749	$—	$1,749
Other comprehensive income, net of tax	8	—	8
Total comprehensive income	$1,757	$—	$1,757

(1)	Include results of continuing and discontinued operations (note 7).

102  |  GOLDCORP

(In millions of United States dollars, except where noted)

Consolidated Statements of Cash Flows (1):

	Year ended December 31, 2012

	As previously reported	Adjustment	As presented
Net earnings	$1,749	$—	$1,749
Share of net earnings of associates	(47)	(163)	(210)
Other	395	26	421
Net cash provided by operating activities	$2,097	$(137)	$1,960
Net cash used in investing activities	$(2,286)	$20	$(2,266)
Net cash used in financing activities	$(394)	$—	$(394)

(1)	Includes results of continuing and discontinued operations (note 7).

Fair value measurement

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013. Additional disclosure on the fair value of certain financial instruments is included in the consolidated financial statements as a result of applying IFRS 13.

Employee benefits

A revised IAS 19 – Employee Benefits (“IAS 19”) has introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer or recognize actuarial gains and losses in full in profit or loss and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact the classification of liabilities associated with those benefits.

The Company has adopted these amendments retrospectively; however, these amendments to IAS 19 did not have a significant impact on the Company’s consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company has applied IFRIC 20 on a prospective basis in compliance with the transitional requirements of IFRIC 20. The application of IFRIC 20 did not result in an adjustment to the Company’s consolidated financial statements.

Financial statement presentation

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

GOLDCORP  |  103

(In millions of United States dollars, except where noted)

CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. At present, the current version of IFRS 9 does not include a mandatory effective date. However IFRS 9 is available for early application. An effective date will be added when all phases of the project are completed.The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact of applying IFRIC 21 on its consolidated financial statements.

5.	CRITICAL JUDGEMENT IN APPLYING ACCOUNTING POLICIES

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 6), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating levels intended by management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors (note 3(n)) in determining when a mining property is capable of operating at levels intended by management.

During January 2013, the Company determined that the Pueblo Viejo mine, in which the Company holds a 40% equity interest, was capable of operating at levels intended by management and on January 8, 2013, the Company announced the declaration of commercial production at the Pueblo Viejo mine effective January 1, 2013 (note 14(b)).

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business.

104  |  GOLDCORP

(In millions of United States dollars, except where noted)

(e)	Asset held for sale

The Company applies judgment to determine whether an asset or disposal group is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. Conditions that support a highly probable sale include the following: an appropriate level of management is committed to a plan to sell the asset or disposal group, an active program to locate a buyer and complete the plan has been initiated, the asset or disposal group has been actively marketed for sale at a price that is reasonable in relation to its current fair value, and the sale of the asset or disposal group is expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. At December 31, 2013, the Company concluded that the assets and liabilities of Marigold meet the criteria for classification as held for sale. Accordingly, the group of assets and liabilities were presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and FVLCTS, being FVLCTS. The assets of Marigold will cease to be depreciated while they are classified as held for sale.

6.	KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization (note 17).

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s mining interests and goodwill is a key assumption in determining their recoverable amounts. The ability to maintain existing or obtain necessary mining concessions, surface rights title, and water concessions is integral to the access of the reserves, resources and exploration potential (note 6(i)). A mining concession gives its holder the right to carry out mining activities in the area covered by that concession and take ownership of any minerals found, but it does not always grant surface access rights. In some jurisdictions surface access rights must be separately negotiated with the owner of the surface lands and in the event of a dispute or failed negotiations, administrative legal process may be available. In other jurisdictions, surface access rights may be granted along with mining rights. Water concessions provides its holder the right to specified levels of water usage and are granted based on water availability in the source area.

Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2013, the Company recognized an impairment expense of $2,401 million net of tax for its continuing and discontinued operations ($3,073 million before tax), in respect of the carrying amounts of Peñasquito, Cerro Blanco, El Sauzal, Alumbrera, Primero, Marigold and certain exploration properties in Mexico (notes 7 and 17). The $3,073 million included $283 million of impairment charges for goodwill.

GOLDCORP  |  105

(In millions of United States dollars, except where noted)

At December 31, 2013, the carrying amounts of the Company’s mining interests and goodwill were $25,138 million and $1,454 million, respectively (December 31, 2012 – $26,565 million and $1,737 million, respectively; January 1, 2012 – $24,189 million and $1,737 million, respectively) (notes 13 and 15).

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of (Loss) Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. At December 31, 2013, the carrying amounts of current and non-current inventories amounted to $868 million (December 31, 2012 – $712 million; January 1, 2012 – $562 million) (note 10).

(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2013, the carrying amount of stripping costs capitalized and included in mining interests owned by subsidiaries was $42 million (December 31, 2012 – $59 million; January 1, 2012 – $19 million). At December 31, 2013, the carrying amount of stripping costs capitalized and included in assets held for sale was $18 million.

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgements and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. To estimate the fair value of the exploration potential, a market approach is used which evaluates recent comparable gold property transactions. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

(f)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

106  |  GOLDCORP

(In millions of United States dollars, except where noted)

(g)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements or the Company’s environmental policies which may give rise to a constructive obligation. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2013, the Company’s total provision for reclamation and closure cost obligations was $529 million (December 31, 2012 – $500 million; January 1, 2012 – $375 million ). The undiscounted value of these obligations is $1,847 million (December 31, 2012 – $2,771 million; January 1, 2012 – $1,307 million) (note 21).

For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate which reflects the reclamation lifecycle estimated for all sites, including operating and inactive mines and development projects. For those sites with a greater than 100-year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2013, the Company applied a 30-year risk-free rate of 4% to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.9% risk-free rate was applied. The weighted average of the two discount rates was 5.3% (2012 – 4.6%; 2011 – 4.3%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(h)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton Corporation (“Silver Wheaton”) of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in estimates of future production at San Dimas based on budget and forecast information obtained from Primero. At December 31, 2013, the amount recognized as a liability and recorded in non-current provisions for the Company’s guarantee to Silver Wheaton was $2 million (December 31, 2012 – $7 million; January 1, 2012 – $7 million).

(i)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

i.

In 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land which includes 60% of the mine pit area, the waste rock facility and explosive magazine storage area and is located within the confines of the proposed Peñasquito mine site. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito mine and other Mexican mining operations. In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Three separate claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union which have resulted in the suspension of the agrarian court’s ruling, pending resolution of the three claims. The Cerro Gordo Ejido has appealed the suspension.

Negotiations are taking place under the official observation of the office of the Mexican Secretary of the Economy and Goldcorp believes that proper representatives of both parties are currently engaged in a constructive process with a view to reaching a

GOLDCORP  |  107

(In millions of United States dollars, except where noted)

mutually beneficial settlement of the land claim. Goldcorp has filed with the office of the Secretaria De Desarrollo Agrario Territorial y Urbano the required filings to expropriate the disputed lands. In addition, Goldcorp will continue to employ all legal means at its disposal to ensure continuity of operations and to protect Goldcorp’s mineral concession rights consistent with Mexican law. Operations at the Peñasquito mine have not been impacted. However, in the event the suspensions of the agrarian court ruling are revoked or the claims by the Ejido Cedros, Ejido Mazapil and transportation union are ultimately rejected, Ejido Cerro Gordo would, absent any other intervening event be entitled to possession of the Cerro Gordo lands. Should this occur, mine operations would be adversely impacted, and in such circumstances, the ultimate resolution of this matter is not determinable at this time.

ii.

In 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements to prevent using service companies to evade labour and tax obligations. The Company currently operates in Mexico using these subcontracting arrangements as is the common practice. The amendments also provided clarification on certain regulatory requirements associated with an employer’s obligation to compensate employees with appropriate statutory profit sharing within Mexico. The Company has determined that it is probable that no additional obligation for statutory profit sharing payments is required to be recorded in the Company’s consolidated financial statements as at and for the year ended December 31, 2013, other than what is presently recorded.

108  |  GOLDCORP

(In millions of United States dollars, except where noted)

7.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATION

On February 3, 2014, the Company announced that it had, in conjunction with its joint venture partner, Barrick Gold Corporation (“Barrick”), entered into a definitive agreement to sell their respective interests in Marigold. Under the terms of the agreement, the joint venture partners will receive total consideration of $275 million in cash, subject to certain closing adjustments. The transaction is expected to complete by the end of March 2014.

The disposal of Marigold reflects the Company’s ongoing strategy to focus on a portfolio of core assets. At December 31, 2013, the sale of the Company’s holding in Marigold was considered highly probable, therefore, Marigold met the asset held for sale and discontinued operations criteria. Accordingly, the results of the Company’s 66.7% share of Marigold have been presented as results from a discontinued operation. The comparative net (loss) earnings and cash flows from discontinued operation have been re-presented to include those operations classified as discontinued in the current year. The components of net (loss) earnings, assets and liabilities from discontinued operation are as follows:

Years ended December 31	2013	2012
Revenues	$151	$160
Mine operating costs	(120)	(92)
Earnings from mine operations	31	68
Impairment of mining interest	(132)	—
Corporate administration	—	(1)
(Loss) earnings from operations	(101)	67
Other expenses	(2)	(1)
Income taxes	36	(12)
(Loss) income from discontinued operation	$(67)	$54
Net (loss) earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	$(67)	$54
Net (loss) earnings per share from discontinued operation
Basic	$(0.09)	$0.07
Diluted	$(0.09)	$0.06

		At December 31 2013
Assets
Current assets
Inventories and stockpiled ore		$69
Other		6
		75
Mining interests		152
Total assets held for sale		$227
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$16
Income taxes payable		2
		18
Deferred income taxes		9
Provisions		17
Total liabilities relating to assets held for sale		$44
Net assets held for sale		$183

As the Company has concluded that as of December 31, 2013, Marigold met the criteria for classification as held for sale, its assets and liabilities have been presented separately under current assets and current liabilities, respectively, and measured at the lower of its carrying amount and FVLCTS, being FVLCTS. As a result, the Company recognized an impairment expense of $86 million, net of tax ($132 million before tax) against the carrying amount of Marigold’s mining interests.

GOLDCORP  |  109

(In millions of United States dollars, except where noted)

8.	PRODUCTION COSTS

Years ended December 31	2013	2012
Raw materials and consumables	$1,112	$997
Salaries and employee benefits (a)	464	401
Contractors	384	340
Royalties (note 13(m))	55	75
Change in inventories	(127)	(55)
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations	(25)	84
Other	128	119
	$1,991	$1,961

(a)	Excludes $85 million of salaries and employee benefits included in corporate administration expense for the year ended December 31, 2013 (2012 – $64 million).

9.	FINANCE COSTS

Years ended December 31	2013	2012
Interest expense	$26	$9
Finance fees	4	4
Accretion of reclamation and closure cost obligations (note 21)	20	14
	$50	$27

10.	INVENTORIES AND STOCKPILED ORE

	At December 31 2013	At December 31 2012	At January 1 2012
Supplies	$225	$228	$161
Finished goods	87	80	80
Work-in-process	27	28	19
Heap leach ore	349	304	237
Stockpiled ore	180	72	65
	868	712	562
Less: non-current heap leach and stockpiled ore (note 19)	(141)	(16)	(12)
	$727	$696	$550

The costs of inventories recognized as an expense for the year ended December 31, 2013 amounted to $2,524 million and are included in total mine operating costs (2012 – $2,314 million).

11.	NOTES RECEIVABLE

	At December 31 2013	At December 31 2012	At January 1 2012
$60 million 1-year Primero convertible note	$—	$—	$30
$50 million 5-year Primero promissory note	28	42	52
	28	42	82
Current notes receivable within one year	(5)	(5)	(40)
Non-current notes receivable after one year	$23	$37	$42

110  |  GOLDCORP

(In millions of United States dollars, except where noted)

As partial consideration for the disposition of the San Dimas assets/San Dimas Silver Wheaton Silver Purchase Agreement in 2010, the Company received the 1-year Primero convertible note receivable and 5-year Primero promissory note (the “Primero Notes”). The Primero Notes are measured at amortized cost using the effective interest method and are accreted to the face value of the Primero Notes over the original terms using annual effective interest rates of 5.0% and 5.5%, for the 1-year Primero convertible note and 5-year Primero promissory note, respectively. On August 7, 2012, the Company received 8,422,460 Primero shares as settlement for the outstanding $30 million principal amount of the 1-year Primero convertible note (note 13(e)). The 5-year Primero promissory note matures on August 5, 2015.

Interest income on the 5-year Primero promissory note for the year ended December 31, 2013 amounted to $2 million, net of a nominal amount of accretion (2012 – $3 million on the Primero notes, net of a nominal amount of accretion). There was no accrued interest receivable recorded for the 5-year Primero promissory note at December 31, 2013 (December 31, 2012 – $nil, January 1, 2012 – $5 million, included in other current assets (note 12)).

12.	OTHER CURRENT ASSETS

	At December 31 2013	At December 31 2012	At January 1 2012
Current derivative assets (note 23(a))	$ 41	$ 42	$21
Prepaid expenses and other	48	46	47
Marketable securities (notes 18 & 23(b))	5	12	15
Other receivables	45	45	—
	$ 139	$ 145	$83

GOLDCORP  |  111

(In millions of United States dollars, except where noted)

13.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (i)(j)	Investments in associates (note 14)	Total
Cost
At January 1, 2013 (note 4)	$7,395	$6,528	$8,506	$4,278	$2,663	$29,370
Expenditures on mining interests (b)(c)	530	652	3	880	49	2,114
Expenditures on mining interests classified as held for sale (note 7)	11	—	—	51	—	62
Reclassifications to mining interests classified as held for sale (note 7)	(273)	(18)	—	(195)	—	(486)
Share of net losses and impairment of associates	—	—	—	—	(395)	(395)
Dividends from associate	—	—	—	—	(108)	(108)
Transfers and other movements (f)(g)	27	420	(339)	124	1	233
At December 31, 2013	7,690	7,582	8,170	5,138	2,210	30,790
Accumulated depreciation and depletion and impairment
At January 1, 2013 (note 4)	(1,942)	—	—	(863)		(2,805)
Depreciation and depletion (h)	(409)	—	—	(300)		(709)
Depreciation and depletion relating to mining interests classified as held for sale (note 7)	(13)	—	—	(12)		(25)
Reclassifications to mining interests classified as held for sale (note 7)	187	8	—	139		334
Impairment charges (note 17)(a)(f)(l)	(747)	(242)	(1,188)	(318)		(2,495)
Transfers and other movements (f)(g)	(5)	—	—	53		48
At December 31, 2013	(2,929)	(234)	(1,188)	(1,301)	—	(5,652)
Carrying amount – December 31, 2013	$4,761	$7,348	$6,982	$3,837	$2,210	$25,138

112  |  GOLDCORP

(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (i)(j)	Investments in associates (note 14)	Total
Cost
At January 1, 2012 (note 4)	$6,604	$5,682	$8,821	$3,339	$1,940	$26,386
Expenditures on mining interests (b)(c)	642	624	—	721	514	2,501
Share of net earnings and reversal of impairment of associates (d)(e)	—	—	—	—	210	210
Transfers and other movements (g)	149	222	(315)	218	(1)	273
At December 31, 2012 (note 4)	7,395	6,528	8,506	4,278	2,663	29,370
Accumulated depreciation and depletion
At January 1, 2012 (note 4)	(1,581)	—	—	(616)		(2,197)
Depreciation and depletion (h)	(356)	—	—	(294)		(650)
Transfers and other movements (g)	(5)	—	—	47		42
At December 31, 2012 (note 4)	(1,942)	—	—	(863)		(2,805)
Carrying amount – December 31, 2012	$5,453	$6,528	$8,506	$3,415	$2,663	$26,565
Carrying amount – January 1, 2012	$5,023	$5,682	$8,821	$2,723	$1,940	$24,189

GOLDCORP  |  113

(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining properties is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (i)(j)	At December 31 2013	At December 31 2012 (note 4)	At January 1 2012 (note 4)
Red Lake (k)	$690	$1,004	$734	$478	$2,906	$2,786	$2,592
Porcupine	365	60	—	148	573	512	442
Musselwhite (m)	179	4	112	242	537	519	467
Éléonore (b)(m)	—	1,560	—	798	2,358	1,704	1,235
Peñasquito (a)(b)(k)(m)	2,480	714	4,461	969	8,624	10,676	10,488
Los Filos	581	23	—	182	786	755	733
El Sauzal (a)	25	—	—	6	31	76	101
Marlin (m)	412	64	35	143	654	739	725
Cerro Blanco (a)	—	47	—	2	49	175	129
Cerro Negro (b)(m)	—	2,563	1,520	742	4,825	4,125	3,670
Marigold (a)(m)(note 7)	—	—	—	—	—	248	222
Wharf	29	—	—	16	45	41	36
El Morro (b)(m)	—	1,309	112	18	1,439	1,383	1,272
Corporate and Other (a)(f)(l)	—	—	8	93	101	163	137
	$4,761	$7,348	$6,982	$3,837	$22,928	$23,902	$22,249
Investments in associates (note 14)
Alumbrera (a)(m) (note 4)					172	575	404
Pueblo Viejo (m) (note 14(b))					1,528	1,546	1,052
Primero (a)(d)(e)					176	197	100
Tahoe (note 14(f))					334	345	384
					2,210	2,663	1,940
					$25,138	$26,565	$24,189

(a)

During the three months ended June 30, 2013, the Company recognized total impairment charges of $2,558 million, before tax (note 17), of which $283 million (1) (note 15) was applied against goodwill relating to Peñasquito and $2,275 million was applied to mining interests based on the relative carrying amounts of the assets as at June 30, 2013 that were subject to the impairment charges. During the three months ended December 31, 2013, the Company recognized a further $515 million of impairment charges, $220 million and $295 (2) million of which were applied against mining properties/plant and equipment of continuing and discontinued operations and investments in associates, respectively. The $2,790 million (note 17) impairment charges to mining interests for the year ended December 31, 2013 were applied as follows:

114  |  GOLDCORP

(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates (note 14)	Total
Peñasquito	$647	$108	$1,129	$260	$—	$2,144
Cerro Blanco	—	126	—	5	—	131
El Sauzal	26	—	—	3	—	29
Mexico exploration properties (f)(l)	—	—	59	—	—	59
Impairment – continuing operations (1)	673	234	1,188	268	—	2,363

Alumbrera	—	—	—	—	276	276
Primero	—	—	—	—	19	19
Impairment – investments in associates (2)	—	—	—	—	295	295

Marigold (note 7)	74	8	—	50	—	132
Impairment – discontinued operation (3)	74	8	—	50	—	132

Total	$747	$242	$1,188	$318	$295	2,790

(1)	Included in Impairment of mining interests and goodwill on the Consolidated Statements of (Loss) Earnings.

(2)	Included in Share of net (losses) earnings and impairment of associates on the Consolidated Statements of (Loss) Earnings (note 14).

(3)	Included in Net (loss) earnings from discontinued operation on the Consolidated Statements of (Loss) Earnings (note 7).

(b)	Includes capitalized borrowing costs incurred during the years ended December 31 as follows:

	2013	2012
Éléonore	$ 26	$14
Camino Rojo (k)	7	7
Cerro Negro	43	26
El Morro	15	16
	$ 91	$63

The amounts capitalized include borrowing costs on the Company’s $1.5 billion notes (note 20), convertible senior notes (“the Convertible Notes”) (note 20), and certain financing arrangements held by Cerro Negro (note 23(d)(ii)).

The amount of general borrowing costs capitalized were determined by applying the weighted average cost of borrowings during the year ended December 31, 2013 of 5.4% (2012 – 8.57%) proportionately to the accumulated qualifying expenditures on mining interests. Of the $106 million (2012 – $63 million) of interest incurred on the Company’s 1.5 billion notes and Convertible Notes, $80 million (2012 – $63 million) was capitalized with the remainder recognized as finance costs in the Consolidated Statements of (Loss) Earnings (note 9). All of the borrowing costs incurred by the Company on the financing arrangements held by Cerro Negro of $11 million (2012 – $nil) were capitalized.

(c)

During the year ended December 31, 2013, the Company incurred $153 million (2012 – $200 million), in exploration and evaluation expenditures, of which $108 million (2012 – $146 million) have been capitalized and included in expenditures on mining interests. The remaining $45 million (2012 – $54 million) were expensed.

(d)

During the year ended December 31, 2012, the Company recognized a reversal of impairment expense of $65 million in respect of the Company’s equity investment in Primero, primarily due to an increase in Primero’s quoted market price in 2012. The Company had previously recognized a $65 million impairment expense during the year ended December 31, 2011.

GOLDCORP  |  115

(In millions of United States dollars, except where noted)

(e)

On August 7, 2012, the Company received an additional 8,422,460 Primero shares as settlement of the outstanding $30 million principal of the 1-year convertible note receivable from Primero. As a result of the share issuance, the Company’s shareholding increased to 40.9% of the issued and outstanding common shares of Primero. Subsequently, on October 10, 2012, the Company completed a secondary offering of the 8,422,460 shares for gross proceeds of C$44 million ($45 million) and recognized a gain of $12 million, net of selling costs of $2 million. Immediately following completion of the sale, the Company’s shareholding decreased to 32.2% of the issued and outstanding common shares of Primero.

(f)

On December 19, 2013, the Company disposed of its 30.8% interest in the Cerro del Gallo property to Primero, which had acquired a 69.2% interest in the property on May 22, 2013. The Company received an immediate cash payment of $8 million with additional contingent payments dependent on the project meeting certain milestones or market conditions, and recognized a loss of $11 million. Prior to the disposal of the Company’s holding in Cerro del Gallo, the Company recognized a $20 million impairment expense (note 17) due to the FVLCTS of the project being lower than the carrying amount. The Cerro del Gallo project was previously included in the carrying amount of Corporate and Other as exploration properties in Mexico.

(g)

Transfers and movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period.

Transfers and movements also includes the impact of changes to reclamation and closure cost obligations and dispositions of mining interests during the period.

(h)

Depreciation and depletion expensed for the year ended December 31, 2013 was $634 million (2012 – $585 million), as compared to total depreciation and depletion of $709 million (2012 – $629 million), due to the capitalization of depreciation of $43 million (2012 – $36 million), relating to development projects, and movements in amounts allocated to work-in-progress inventories of $32 million (2012 – $8 million).

Depletion expense for the year ended December 31, 2013 included $13 million (2012 – $9 million) of depletion expense relating to the Company’s reclamation assets.

(i)

At December 31, 2013, assets under construction, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $1,488 million (December 31, 2012 – $771 million; January 1, 2012 – $453 million).

(j)	At December 31, 2013, finance leases included in the carrying amount of plant and equipment amounted to $75 million (December 31, 2012 – $86 million; January 1, 2012 – $2 million).

(k)

The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the carrying amounts of the Peñasquito mining property and Red Lake mining property, respectively.

(l)

Corporate and Other includes exploration properties in Mexico. At December 31, 2013, the Company recorded an impairment expense of $59 million against the carrying amount of the exploration properties of which $20 million was recorded against the Cerro del Gallo project (note 13(f)). At December 31, 2013, after the recording of impairment expense and net expenditures and disposals, the carrying amount of exploration properties in Mexico was reduced to $8 million (December 31, 2012 – $86 million; January 1, 2012 – $86 million).

(m)

Certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSR”s), modified NSRs, net profits interest (“NPI”) and/or net earnings. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2013, royalties included in production costs amounted to $55 million (2012 – $75 million) (note 8). At December 31, 2013, the significant royalty arrangements of the Company were as follows:

116  |  GOLDCORP

(In millions of United States dollars, except where noted)

Producing mining properties:

Musselwhite	1 – 5% of NPI

Peñasquito	2% of NSR

Marlin	5% of NSR

Marigold (note 7)	5 – 10% of NSR

Alumbrera	3% of modified NSR plus 20% YMAD royalty

Pueblo Viejo	3.2% of NSR; 28.8% NPI
Development projects:

Éléonore	2.2 – 3.5% of NSR

Cerro Negro	3 – 4% of modified NSR and 1% of net earnings

El Morro	2% of NSR

In addition to the above, effective January 1, 2014, a 0.5% royalty on gross income derived from the sale of gold and silver will be payable from the Company’s Mexican operations related to the Extraordinary Mining Duty enacted in December 2013 as part of various fiscal reforms.

14.	INVESTMENTS IN ASSOCIATES

At December 31, 2013, the Company had a 37.5% interest in Alumbrera (note 4), a 40.0% interest in Pueblo Viejo, a 26.9% interest in Primero and a 39.7% interest in Tahoe. These investments are accounted for using the equity method and included in mining interests (note 13). The Company adjusts each associate’s financial results, where appropriate, to give effect to uniform accounting policies.

	Alumbrera (a)	Pueblo Viejo (b)(c)		Other (1)(e)(f)		Total

Opening net assets of the Company’s investments in associates at January 1, 2013 (note 4)	$575	$1,546	$	542	$	2,663

Expenditures and investments (note 13)	—	49		—		49

Dividends from associate	(108)	—		—		(108)

Impairment of investments in associates (a)(e) (note 17)	(276)	—		(19)		(295)

Company’s share of net losses of associates	(19)	(66)		(15)		(100)

Other	—	(1)		2		1
Carrying amount of the Company’s investment in associates at December 31, 2013	$172	$1,528	$	510	$	2,210

	Alumbrera	Pueblo Viejo (d)		Other (1)		Total

Opening net assets of the Company’s investments in associates at January 1, 2012 (note 4)	$404	$1,052	$	484	$	1,940

Expenditures and investments (note 13)	8	506		—		514

Increase in ownership interest in associate (note 13(e))	—	—		30		30

Partial disposition of investment in associate (note 13(e))	—	—		(31)		(31)

Reversal of impairment of investment in associate (note 13(d))	—	—		65		65

Company’s share of net earnings (losses) of associates (d)	163	(12)		(6)		145
Carrying amount of the Company’s investment in associate at December 31, 2012 (note 4)	$575	$1,546	$	542	$	2,663

(1)	Includes results of Primero and Tahoe.

Summarized financial information for Alumbrera, Pueblo Viejo, Primero, and Tahoe on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

GOLDCORP  |  117

(In millions of United States dollars, except where noted)

	Alumbrera (a)	Pueblo Viejo (b) (c)(d)	Other (1)(e)	Total
	Year ended December 31, 2013

Revenues	$1,034	$1,078	$200	$2,312

Production costs	(628)	(439)	(88)	(1,155)

Depreciation and depletion	(289)	(128)	(39)	(456)
Earnings from mine operations (h)	$117	$511	$73	$701
Net losses of associates (h)	$(51)	$(165)	$(44)	$(260)
The Company’s share of net losses of associates (c)	$(19)	$(66)	$(15)	$(100)
Impairment of investments in associates (a)(e)	(276)	—	(19)	(295)
The Company’s equity share of net losses of associates	$(295)	$(66)	$(34)	$(395)

	Year ended December 31, 2012

Revenues	$1,639	$—	$183	$1,822

Production costs	(804)	—	(75)	(879)

Depreciation and depletion	(193)	—	(35)	(228)
Earnings from mine operations	$642	$—	$73	$715
Net earnings (losses) of associates	$435	$(31)	$(3)	$401
The Company’s share of net earnings (losses) of associates	$163	$(12)	$(6)	$145
Reversal of impairment of investment in associate (note 13 (d))	—	—	65	65
The Company’s equity share of net earnings (losses) of associates	$163	$(12)	$59	$210

(1)	Includes results of Primero and Tahoe.

At December 31, 2013	Alumbrera	Pueblo Viejo
Current assets	$688	$556

Non-current assets	1,318	6,975
	2,006	7,531
Current liabilities	262	664

Non-current liabilities	550	3,047
	812	3,711
Net assets	$1,194	$3,820
The Company’s share of net assets of associates	$448	$1,528
Impairment of investment in associate (a)	$(276)	$—
The Company’s equity share of net assets of associates	$172	$1,528

At December 31, 2012	Alumbrera	Pueblo Viejo (d)
Current assets	$887	$259

Non-current assets	1,268	6,977
	2,155	7,236
Current liabilities	286	287

Non-current liabilities	336	3,085
	622	3,372
Net assets	$1,533	$3,864
The Company’s equity share of net assets of associates	$575	$1,546

118  |  GOLDCORP

(In millions of United States dollars, except where noted)

At January 1, 2012	Alumbrera	Pueblo Viejo
Current assets	$370	$116

Non-current assets	1,315	4,721
	1,685	4,837
Current liabilities	241	213

Non-current liabilities	367	1,995
	608	2,208
Net assets	$1,077	$2,629
The Company’s equity share of net assets of associates	$404	$1,052

The Company’s equity share of cash flows of Alumbrera, Pueblo Viejo, Primero and Tahoe are as follows:

	Alumbrera	Pueblo Viejo	Other	Total
	Year ended December 31, 2013

Net cash provided by (used in) operating activities	$128	$43	$(7)	$164
Net cash used in investing activities	$(169)	$(96)	$(79)	$(344)
Net cash (used in) provided by financing activities	$(107)	$65	$9	$(33)

	Year ended December 31, 2012

Net cash provided by (used in) operating activities	$137	$(37)	$4	$104
Net cash used in investing activities	$(20)	$(443)	$(55)	$(518)
Net cash provided by (used in) financing activities	$—	$489	$(3)	$486

(a)	At December 31, 2013, the Company recognized an impairment expense of $276 million in respect of its investment in Alumbrera (notes 13(a) and 17).

(b)	On January 8, 2013, the Company announced commercial production at the Pueblo Viejo mine, effective January 1, 2013.

(c)

During the third quarter of 2013, Pueblo Viejo reached an agreement with the Government of the Dominican Republic concerning amendments to the Special Lease Agreement (“SLA”) for the Pueblo Viejo mine which clarified various administrative and operational matters. These amendments included the following items: elimination of a 10% return embedded in the initial capital investment for purposes of the NPI; an extension of the period over which Pueblo Viejo will recover its capital investment; a delay of application of NPI deductions; a reduction of depreciation rates; and the establishment of a graduated minimum tax. The graduated tax will be adjusted up or down based on metal prices. The agreement also includes the following broad parameters consistent with the SLA: corporate income tax rate of 25%; net smelter royalty of 3.2%; and a NPI of 28.8%.

As a result of the amendments, a cumulative $183 million charge was recognized in the Company’s share of net (losses) earnings of associates, comprised of current and deferred taxes.

(d)

During the year ended December 31, 2012, Pueblo Viejo recognized an impairment expense of $35 million, net of tax (Goldcorp’s share – $14 million) included in the Company’s share of net earnings (losses) of associates, in respect of certain power assets.

(e)

The quoted market values of the Company’s investments in Primero and Tahoe at December 31, 2013 were $137 million and $1.0 billion, respectively, based on the closing share prices of Primero and Tahoe. At December 31, 2013, the carrying amounts of these investments were $176 million and $334 million, respectively.

Due to the quoted market value of Primero being lower than its carrying amount at December 31, 2013, the Company performed an assessment on the recoverable amount of Primero against the carrying amount of the investment. As a result, the Company recorded an impairment expense of $19 million representing the difference between the carrying amount of the investment and the VIU as of December 31, 2013 (note 17).

(f)	On January 14, 2014, Tahoe announced that the Escobal mine had achieved commercial production, effective January 1, 2014.

GOLDCORP  |  119

(In millions of United States dollars, except where noted)

(g)

At December 31, 2013, the Company’s share of its associates’ capital commitments was $14 million (December 31, 2012 – $92 million; January 1, 2012 – $331 million). These commitments are included in the Company’s consolidated capital commitments (note 23(d) (ii)).

(h)

The net expense of $961 million for the year ended December 31, 2013, which reconciles earnings from mine operations of $701 million to net losses of associates of $260 million, comprised primarily of finance costs and income taxes (2012 - net income of $314 million which reconciles earnings from mine operations of $715 million to net earnings of associates of $401 million).

15.	GOODWILL

The carrying amount of goodwill has been allocated to the Company’s CGUs and included in the respective operating segment assets in note 16 as shown below:

	Cerro Negro	Red Lake	Peñasquito	Los Filos	Total
At January 1, 2012	$975	$405	$283	$74	$1,737
At December 31, 2012	$975	$405	$283	$74	$1,737

Impairment expense	—	—	(283)	—	(283)
At December 31, 2013	$975	$405	$—	$74	$1,454

Goodwill is assessed for impairment annually as at December 31, or when circumstances indicate there may be an impairment, and is allocated to CGUs on the basis of management’s internal review. At June 30, 2013, the Company recorded $283 million of impairment charges for goodwill at Peñasquito (notes 13(a) and 17).

120  |  GOLDCORP

(In millions of United States dollars, except where noted)

16.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance. Significant information relating to the Company’s reportable operating segments is summarized in the table below:

	Revenues (c)(d)		Depreciation and depletion		(Loss) earnings from operations and associates (d)(f)(g)		Expenditures on mining interests (e)
			Years Ended December 31
	2013	2012	2013	2012	2013	2012	2013	2012
Red Lake (a)	$684	$852	$107	$83	$309	$503	$233	$281

Porcupine	407	439	56	51	163	88	96	111

Musselwhite	353	403	53	44	101	161	75	99

Éléonore	—	—	—	—	—	—	589	472

Peñasquito (a) (note 17)	1,148	1,588	163	207	(2,270)	640	233	259

Los Filos	457	565	62	50	189	325	112	85

El Sauzal (note 17)	113	137	32	35	(22)	41	1	9

Marlin	447	551	142	100	94	256	65	97

Cerro Blanco (note 17)	—	—	—	—	(138)	—	6	46

Alumbrera (i)(j) (notes 4 and 17)	388	615	108	73	(350)	241	71	29

Cerro Negro (h)	—	—	—	—	—	—	560	322

Wharf	78	125	4	4	22	67	11	8

El Morro	—	—	—	—	—	—	55	112

Pueblo Viejo (i)(j) (notes 14(b) and (c))	431	—	51	—	205	—	98	448

Other (b) (note 17)	—	—	15	11	(347)	(207)	29	39
Attributable segment total for continuing operations (i)	$4,506	$5,275	$793	$658	$(2,044)	$2,115	$2,234	$2,417

Alumbrera (i)(j)	(388)	(615)	(108)	(73)	55	(78)	(71)	(20)

Pueblo Viejo (i)(j) (notes 14(b) and (c))	(431)	—	(51)	—	(271)	(12)	(49)	58
Consolidated segment total for continuing operations	$3,687	$4,660	$634	$585	$(2,260)	$2,025	$2,114	$2,455

Consolidated segment total for discontinued operation (note 7)	$151	$160	$21	$17	$(101)	$67	$62	$46
Consolidated segment total	$3,838	$4,820	$655	$602	$(2,361)	$2,092	$2,176	$2,501

GOLDCORP  |  121

(In millions of United States dollars, except where noted)

		Total Assets
	At December 31 2013	At December 31 2012	At January 1 2012
Red Lake (a)	$3,736	$3,477	$3,039

Porcupine	679	552	483

Musselwhite	635	550	488

Éléonore	2,491	1,808	1,269

Peñasquito (a) (note 17)	9,414	11,790	11,363

Los Filos	1,456	1,223	1,226

El Sauzal (note 17)	60	140	222

Marlin	850	872	1,159

Cerro Blanco (note 17)	50	180	133

Alumbrera (notes 4 and 17)	172	575	404

Cerro Negro (h)	6,119	5,312	4,732

Wharf	77	83	105

El Morro	1,484	1,395	1,292

Pueblo Viejo	1,528	1,546	1,052

Marigold (note 7)	227	356	324

Other (b) (note 17)	586	1,120	1,855
Total	$29,564	$30,979	$29,146

		Total Liabilities
	At December 31 2013	At December 31 2012	At January 1 2012

Red Lake (a)	$97	$124	$95

Porcupine	241	259	173

Musselwhite	77	93	81

Éléonore	541	492	392

Peñasquito (a)	3,031	3,011	2,947

Los Filos	258	116	103

El Sauzal	78	60	60

Marlin	183	115	97

Cerro Blanco	9	3	5

Alumbrera (note 4)	—	—	—

Cerro Negro (h)	1,618	1,362	1,203

Wharf	38	39	51

El Morro	467	468	448

Pueblo Viejo	—	—	—

Marigold (note 7)	44	71	71

Other (b)	3,124	1,837	1,935
Total	$9,806	$8,050	$7,661

122  |  GOLDCORP

(In millions of United States dollars, except where noted)

(a)	The Company’s 100% interests in the Cochenour gold project in Canada and Camino Rojo gold project in Mexico are included in the Red Lake and Peñasquito reportable operating segments, respectively.

(b)

Other includes corporate activities, the Company’s investments in and results of Primero and Tahoe, certain exploration properties in Mexico and corporate assets which have not been allocated to the above segments. Total corporate assets and liabilities at December 31, 2013 were $68 million and $3,124 million, respectively (December 31, 2012 – $492 million and $1,837 million, respectively; January 1, 2012 – $1,285 million and $1,935 million, respectively). At December 31, 2013, the Company recognized an impairment expense of $59 million in respect of the Mexican exploration properties, and after net disposals and expenditures of $19 million, the carrying amount of the properties is reduced to $8 million (December 31, 2012 – $86 million; January 1, 2012 – $86 million).

(c)

The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

The Company’s consolidated revenues (excluding attributable share of revenues from associates) for the years ended December 31 are as follows:

	2013	2012
Gold	$2,886	$3,527

Silver	528	799

Zinc	167	234

Lead	99	97

Copper	7	3
	$3,687	$4,660

All reportable operating segments (including attributable share of revenues from associates) principally derived their revenue from gold sales other than segments identified in the following table:

	Years Ended December 31
		Peñasquito	Marlin	Alumbrera	Pueblo Viejo
Gold	2013	$516	$285	$141	$414

	2012	$674	$347	$221	$—

Silver	2013	359	162	9	17

	2012	580	204	16	—

Lead	2013	99	—	—	—

	2012	97	—	—	—

Zinc	2013	167	—	—	—

	2012	234	—	—	—

Copper	2013	7	—	227	—

	2012	3	—	364	—

Molybdenum	2013	—	—	11	—

	2012	—	—	14	—

Total – Goldcorp’s share	2013	$1,148	$447	$388	$431

	2012	$1,588	$551	$615	$—

(d)

Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker. For the year ended December 31, 2013, intersegment purchases include ounces purchased from Pueblo Viejo of $431 million (2012 – $nil). For the year ended December 31, 2013, revenues related to the sale of these ounces to external third parties were $431 million (2012 – $nil).

(e)

Segmented expenditures on mining interests include capitalized borrowing costs, are net of investment tax credits, and exclude additions to reclamation assets arising from changes in estimates, and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Consolidated Statements of Cash Flows are presented on a cash basis. For the year ended

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(In millions of United States dollars, except where noted)

December 31, 2013, the change in accrued expenditures and investment tax credits was an increase of 98 million (2012 – $169 million).

(f)

The $68 million of net expenses for the year ended December 31, 2013 (2012 – net earnings of $90 million), which reconciles the Company’s loss of $2,260 million from operations and associates (2012 – net earnings of $2,025 million), to the Company’s loss of $2,328 million before taxes (2012 – earnings of $2,115 million before taxes), mainly arose from corporate activities that would be primarily allocated to the Other reportable operating segment.

(g)

The attributable segment total of (loss) earnings from operations and associates eliminates certain non-operating expenses/(income), which includes finance costs and income taxes that are included in Alumbrera and Pueblo Viejo’s net equity earnings on a consolidated basis for segmented information disclosure purposes.

(h)

In respect of government regulations, the Company became subject to import restrictions enacted in Argentina relating to equipment, materials and services required for the construction of the Cerro Negro project. In addition, new import substitution requirements were announced in May 2012 requiring the Company to submit its import programs for review 120 days in advance. These new regulations have subjected the Company to delays in the project schedule.

(i)

The Company includes certain Alumbrera and Pueblo Viejo operating results on a proportionate basis instead of on an equity basis in its attributable segment totals for segmented information disclosure purposes, consistent with how the operating results are reported to the Company’s chief operating decision maker.

(j)	The net total of expenditures on mining interests for Alumbrera and Pueblo Viejo represent expenditures on mining interests on a proportionate basis instead of on an equity basis.

17.	IMPAIRMENT

The recoverable amounts of the Company’s CGUs, which include mining properties, plant and equipment (note 13) and allocated goodwill (note 15), are determined on an annual basis, or where facts and circumstances provide impairment indicators. The recoverable amounts are based on each CGU’s future after-tax cash flows expected to be derived from the Company’s mining properties and represent each CGU’s FVLCTS. The after-tax cash flows are determined based on life-of-mine (“LOM”) after-tax cash flow projections which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures, inflation, and long-term foreign exchange rates. Metal pricing included in the cash flow projections beyond five years is based on historical volatility and consensus analyst pricing. Projected cash flows are discounted using an after-tax discount rate of 5% which represents the Company’s weighted average cost of capital and which includes estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio. Management’s estimate of the FVLCTS of its CGUs is classified as level 3 in the fair value hierarchy.

At December 31, 2013, the Company performed an annual review of the recoverable amounts of its CGUs and recognized a $357 million, net of tax ($383 million before tax) of impairment expense in respect of the Company’s investments in Alumbrera and Primero (note 14), the El Sauzal mine and certain Mexican exploration projects.

The impairment expense recognized in respect of each of the Company’s CGUs for the year ended December 31, 2013 were as follows:

For the year ended December 31, 2013	Mining interest	Goodwill	Total
Peñasquito	$2,144	$283	$2,427

Cerro Blanco	131	—	131

El Sauzal	29	—	29

Mexican exploration properties	59	—	59
Impairment – owned by subsidiaries, continuing operations	$2,363	$283	$2,646

Alumbrera	$276	$—	$276

Primero	19	—	19
Impairment – investment in associates	$295	$—	$295

Total	$2,658	$283	$2,941

At June 30, 2013, the carrying amount of the net assets of the Company exceeded its market capitalization, which is an indicator of potential impairment of the carrying amount of its net assets. In addition, prior to the close of the quarter ended June 30, 2013, metal prices declined

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(In millions of United States dollars, except where noted)

significantly. As a result, the Company assessed the recoverable amounts of each of its CGUs at June 30, 2013 and recorded impairment charges of $1,958 million, net of tax ($2,558 million before tax), against the carrying amounts of Peñasquito and Cerro Blanco.

At December 31, 2013, as part of the annual review of recoverable amounts of its CGUs, Penasquito’s FVLCTS was reassessed utilizing an updated mine plan which incorporated the results of the 2013 year end reserve and resource update. As a result of this assessment, the Company concluded that there were no indicators present that would require a further impairment or a reversal, in whole or in part, of the impairment charges recorded in the second quarter of 2013.

a)	Impairment testing

The Company’s impairment testing at June 30, 2013 and December 31, 2013 incorporated the following assumptions:

i)	Pricing assumptions and impact

The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, future capital expenditures, production costs estimates, discount rates and exchange rates. If metal prices were to remain at spot prices for an extended period of time, the Company would need to re-evaluate the pricing assumptions used for its impairment testing. For the June 30, 2013 and December 31, 2013 impairment assessments, the metal prices assumptions were as follows:

	At June 30, 2013		At December 31, 2013
Metal price assumptions	2014 to 2018	Long-term	2014	2015 to 2018	Long-term
Gold (per ounce)	$1,400	$1,350	$1,200	$1,300	$ 1,300
Silver (per ounce)	$23	$24	$20	$22	$ 22
Copper (per pound)	$3.35	$3.00	$3.00	$3.04	$ 3.00
Zinc (per pound)	$0.83	$0.85	$0.90	$0.90	$ 0.90
Lead (per pound)	$0.92	$0.80	$1.00	$0.90	$ 0.90

During 2013, the metal pricing environment related to valuation of exploration-related in-situ ounces and the market value thereof had declined with a varying impact dependent on facts and circumstances at each individual project, including external market risk and product mix exposure. The impact of this change in the environment for exploration stage projects was assessed on a CGU by CGU basis, applying the market comparables most closely related to the specifics of the exploration property.

ii)	Additional CGU-specific assumptions affecting the recoverable amount assessment

Peñasquito

Valuation of exploration potential of in-situ ounces

The metal pricing environment related to valuation of exploration-related in-situ ounces and the market value thereof has declined. The exploration potential at Peñasquito is included as part of the Peñasquito CGU and is valued using a market approach, which examines market comparable information and external market risk, taking into account product mix exposure and characteristics of the Peñasquito property. Based on the assessment performed as at June 30, 2013, the Company concluded that the market value per in-situ ounce of the exploration potential at Peñasquito had declined by approximately 25% to 35% resulting in a reduction of the estimated recoverable amount of that exploration potential. As at December 31, 2013, there have been no significant changes related to the valuation of exploration-related in-situ ounces.

Capital and operating cost assumptions

Capital costs assumptions increased at Peñasquito during the second quarter of 2013, as studies were completed and defined an additional water source for Peñasquito referred to as the “North Well Field”. The Company also commenced a follow-up study to analyze optimal tailings deposition for stage 2 of the tailings facility for the potential to enhance long-term water efficiency at Peñasquito. Pending the outcomes of these studies and based on the information available to date, a revised capital cost estimate in relation to the water and tailings project was included in Peñasquito’s current LOM.

The projected cash flows are significantly affected by changes in assumptions about metals prices, future capital expenditures, production costs estimates, discount rates and exchange rates. For the June 30, 2013 and December 31, 2013 impairment assessments, metal price assumptions were as noted in the table above. Future operating costs assumptions included in Peńasquito’s current LOM are $1.90 per tonne of ore mined, $7.20 per tonne of sulphide ore milled, and general and administrative costs of $1.80 per tonne of sulphide ore milled at the December 31, 2013 annual assessment, compared to $1.70 per tonne of

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(In millions of United States dollars, except where noted)

ore mined, $8.50 per tonne of sulphide ore milled, and general and administrative costs of $1.50 per tonne of sulphide ore milled at the June 30, 2013 assessment. Additionally, at December 31, 2013, management’s estimate of the effects of the uncertainty related to the Cerro Gordo Ejido legal matter (note 6(i)(i)) has been incorporated into the capital and operating cost assumptions.

The capital costs and operating costs assumptions were updated at the December 31, 2013 annual assessment with the combined changes having no significant impact to Peñasquito’s recoverable amount, as compared to June 30, 2013.

The discount rate and exchange rates remain unchanged at the December 31, 2013 annual assessment as no significant changes that would impact these assumptions had occurred.

Mexican Royalty

During the second quarter of 2013, the Mexican Chamber of Deputies approved a bill which proposed a 5% tax-deductible mining duty calculated on an operating mine’s taxable income before the deduction of interest, taxes, depreciation and amortization. In December 2013, the Mexican President signed a bill approving significant tax reforms including a tax-deductible mining royalty of 7.5% on earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on precious metals revenue, which is a significant increase to the 5% rate proposed in the second quarter of 2013. In addition, the corporate tax rate will increase to 30% from 28%. These tax reforms have an effective date of January 1, 2014 and were incorporated into the December 31, 2013 impairment assessment. The impact of these updates, in combination with the other changes noted above, did not result in a significant change to the estimated net recoverable amount of the Peñasquito mine at December 31, 2013 as compared to June 30, 2013.

Cerro Blanco

During the second quarter of 2013, the Company announced its intention to undertake a strategic review of the Cerro Blanco project which resulted in an impairment charge of $131 million, net of tax ($131 million before tax), against the carrying amount of Cerro Blanco’s mining interests. Management concluded in the second quarter of 2013 as a result of cash flow constraints arising from the declining metal price environment, that the Company does not intend to develop this project. The estimated recoverable amount of the project was based on management’s best estimate of market value at June 30, 2013 based on the available measured and indicated, and inferred resources (note 13). Management reviewed an updated project feasibility in the fourth quarter of 2013 and the impact of the update did not result in a significant change to the estimated net recoverable amount of Cerro Blanco at December 31, 2013 as compared to June 30, 2013, and therefore, confirms management’s earlier decision to not develop the project.

Alumbrera

During the fourth quarter of 2013, the Company received the updated LOM plan for Alumbrera. As the operation is approaching the latter stages of its operating life, access to mineable ore will be gradually limited by significant waste stripping requirements and longer haul cycles. As a result, the updated LOM plan included lower forecast ore tonnes mined. The forecast shortfall in ore tonnes resulted in the expected depletion of all available stockpiles by 2015, and the inability to provide sufficient tonnes to meet mill capacity thereafter. In addition, Alumbrera management conducted a thorough review of their closure plan estimates which resulted in higher than expected reclamation costs. The impact of these updates, in combination with the change in metal price assumptions, resulted in an impairment expense of $276 million, net of tax ($276 million before tax) against the carrying amount of the Company’s investment in Alumbrera.

Primero

At December 31, 2013, the Company performed an impairment assessment in respect of its equity investment in Primero due to a decline in the quoted market value of Primero below the carrying amount of the Company’s investment. The Company determined that the cumulative impact of equity transactions undertaken by Primero had reduced the recoverable amount of the Company’s investment, therefore the Company recognized an impairment expense of $19 million, net of tax ($19 million before tax) in respect of its investment in Primero.

El Sauzal

As at December 31, 2013, management estimates the remaining operating life of El Sauzal to be less than two years. As a result of changes in metal price assumptions and the increase in estimated reclamation costs as El Sauzal approaches the end of its mine life, management recorded an impairment expense of $20 million, net of tax ($29 million before tax), against the carrying amount of the operation’s mining interests.

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(In millions of United States dollars, except where noted)

Mexican exploration properties

During the fourth quarter of 2013, the Company performed a strategic review of several exploration properties in Mexico, including the Santo Domino and El Salitre assets. Due to the depressed metals price environment, the impact of the tax reforms in Mexico, and evaluation of the future exploration potential, management has elected to cease further exploration at these properties. As a result, an impairment expense of $42 million, net of tax ($59 million before tax) was recognized, against the carrying amounts of the properties’ mining interests.

b)	Sensitivity analysis

As part of the annual review of the recoverable amounts of its CGUs, which incorporates the changes to the LOM plans arising from the Company’s annual planning and reserve and resource process, the Company undertook a sensitivity analysis to identify the impact of changes in long-term pricing and production costs relative to current assumptions which would cause a CGU’s carrying amount to exceed the aggregate of its recoverable amount. As at December 31, 2013, the carrying amounts, including goodwill, net of tax, for the Red Lake, Cerro Negro, Éléonore, Porcupine, and Los Filos CGUs were $2.9 billion, $4.6 billion, $2.1 billion, $0.5 billion and $0.7 billion, respectively.

The table below indicates the long-term gold price assumptions required in order for the estimated recoverable amounts to equal the carrying amounts for each of the Red Lake, Cerro Negro, Éléonore, Porcupine and Los Filos CGUs.

	Long-term price – $ per ounce required for recoverable amount to equal carrying amount
	At December 31, 2013
	Red Lake	Cerro Negro	Éléonore	Porcupine	Los Filos
Long-term gold price	$1,067	$1,203	$921	$1,152	$1,063

However, the Company believes that adverse changes in metal price assumptions that would impact certain other inputs for the LOM plans, which may offset, to a certain extent, the impact of these adverse metal price changes.

The following table indicates the change in production cost assumptions would be required in order for the estimated recoverable amounts to equal the carrying amounts for each of the Red Lake, Cerro Negro, Éléonore, Porcupine and Los Filos CGUs:

	% increase required for recoverable amount to equal carrying amount
	At December 31, 2013
	Red Lake	Cerro Negro	Éléonore	Porcupine	Los Filos
Production cost	32%	8%	64%	13%	22%

Argentina’s current inflationary and foreign exchange environment also continues to be evaluated. A key assumption in Cerro Negro’s current LOM after-tax cash flow projections is that total operating costs increased by inflation would be offset by a devaluation of the Argentine peso following production start-up. Should this assumption regarding the future macroeconomic situation in Argentina change, and sustained inflation continues, without a commensurate change in the foreign exchange rate, the estimated recoverable amount of Cerro Negro could be adversely impacted.

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(In millions of United States dollars, except where noted)

18.	INVESTMENTS IN SECURITIES

	At December 31	At December 31	At January 1
	2013	2012	2012
Equity securities – available-for-sale	$ 82	$174	$222
Less: marketable securities included in other current assets (note 12)	(5)	(12)	(15)
	$ 77	$162	$207

The Company has investments in equity securities in accordance with its long-term investment plans. These investments are classified as non-current assets if the Company intends to hold the investment for more than 12 months. Those securities the Company does not intend to hold long-term are classified as marketable securities and included in other current assets. The investments in equity securities are classified as available-for-sale and measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (note 23(b)).

19.	OTHER NON-CURRENT ASSETS

	At December 31 2013	At December 31 2012	At January 1 2012
Sales/indirect taxes recoverable	$ 208	$100	$41
Heap leach and stockpiled ore (note 10)	141	16	12
Other	59	72	34
	$ 408	$188	$87

20.	DEBT FINANCING

	At December 31	At December 31	At January 1
	2013	2012	2012
$1.5 billion notes (a)(c)	$ 1,482	$—	$—
$863 million convertible senior notes (b)(c)	832	783	737
	2,314	783	737
Less: current portion of long-term debt (b)	(832)	—	—
	$ 1,482	$783	$737

(a)

On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million in 5-year notes (“5- year Notes”) with a coupon rate of 2.125% and $1.0 billion in 10-year notes (“10-year Notes”) with a coupon rate of 3.70% (collectively, the “Notes” or the “Company’s Notes”) which mature on March 15, 2018 and March 15, 2023, respectively. The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The Company received total proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity. The 5-year Notes and the 10-year Notes are accreted to their face value over the term of the Notes using annual effective interest rates of 2.37% and 3.84%, respectively.

(b)

On June 5, 2009, the Company issued Convertible Notes with an aggregate principal amount of $863 million. The Convertible Notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the Convertible Notes may convert the Convertible Notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from June 5, 2009 to May 1, 2014, subject to certain market and other conditions. The Convertible Notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of the Convertible Notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The Convertible Notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.

The option to settle in cash upon conversion results in the conversion feature of the Convertible Notes being accounted for as an embedded derivative which must be separately accounted for at fair value upon initial recognition. Subsequently, the conversion

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(In millions of United States dollars, except where noted)

feature is measured at fair value at each reporting date and the movement reported in net earnings (note 23(a)). The carrying amount of the debt component upon initial recognition was calculated as the difference between the proceeds received for the Convertible Notes and the fair value of the conversion feature, and is accreted to the face value of the Convertible Notes over the term of the Convertible Notes using an annual effective interest rate of 8.57%.

(c)

Of the $106 million of interest incurred, including accretion expense, on the Company’s Notes and the Convertible Notes for the year ended December 31, 2013 (year ended December 31, 2012 – $63 million), $80 million has been capitalized as part of the costs of qualifying mining properties (year ended December 31, 2012 – $63 million) (note 13(b)).

21.	NON-CURRENT PROVISIONS

	At December 31 2013	At December 31 2012	At January 1 2012
Reclamation and closure cost obligations	$ 529	$500	$ 375
Less: current portion included in other current liabilities	(27)	(17)	(31)
	502	483	344
Other	15	17	11
	$ 517	$500	$ 355

Reclamation and closure cost obligations

The Company incurs reclamation and closure cost obligations relating to its operating, inactive and closed mines and development projects. The present value of obligations relating to operating, inactive and closed mines and development projects is currently estimated at $275 million, $184 million and $70 million, respectively (December 31, 2012 – $242 million, $221 million and $37 million, respectively; January 1, 2012 – $216 million, $137 million and $22 million, respectively) reflecting anticipated cash flows to be incurred over approximately the next 100 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The total provision for reclamation and closure cost obligations at December 31, 2013 is $529 million (December 31, 2012 – $500 million; January 1, 2012 – $375 million) and has been calculated using an effective weighted discount rate of 5.3% (December 31, 2012 – 4.6%; January 1, 2012 – 4.3%). The undiscounted value of these obligations is $1,847 million (December 31, 2012 – $2,771 million; January 1, 2012 – $1,307 million), calculated using an effective weighted inflation rate assumption of 2% (December 31, 2012 – 2%; January 1, 2012 – 2%).

Changes to the reclamation and closure cost obligations during the years ended December 31 are as follows:

	2013	2012
Reclamation and closure cost obligations – beginning of year	$ 500	$ 375
Reclamation expenditures	(15)	(21)
Accretion expense, included in finance costs (note 9)	20	14
Accretion expense for discontinued operation (note 7)	1	—
Revisions in estimates and obligations incurred	40	132
Reclassification of reclamation and closure cost obligations to discontinued operation (note 7)	(17)	—
Reclamation and closure cost obligations – end of year	$ 529	$ 500

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(In millions of United States dollars, except where noted)

22.	INCOME TAXES

Years ended December 31	2013	2012
Current income tax expense	$ 97	$ 446
Deferred income tax expense (recovery)	217	(26)
Income tax expense	$ 314	$ 420

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to (loss) earnings before taxes. These differences result from the following items:

Years ended December 31	2013	2012
(Loss) earnings from continuing operations before taxes	$ (2,328)	$ 2,115
Canadian federal and provincial income tax rates	25%	25%
Income tax (recovery) expense based on Canadian federal and provincial income tax rates	(582)	529
Increase (decrease) attributable to:
Impact of Mexican tax reform	655	—
Impact of foreign exchange on deferred income tax assets and liabilities	133	(32)
Other impacts of foreign exchange	(51)	(1)
Non-deductible expenditures	18	23
Effects of different foreign statutory tax rates on earnings of subsidiaries	(31)	18
Non-taxable mark-to-market gains on Convertible Notes (note 23(a))	(14)	(32)
Non-deductible (taxable) portion of net losses (earnings) from associates	91	(37)
Investment (write-ups) write-downs not tax effected	13	(5)
Changes in reserves for tax positions	(42)	(31)
Impact of future income tax rates applied versus current statutory rates	(6)	(4)
Impact of Mexican inflation on tax values	(27)	(22)
Provincial mining taxes and resource allowance	27	32
Impact of Guatemala tax election on deferred income taxes	80	—
Impact of impairment of mining interests (note 17)	(32)	—
Non-deductible impairment charges to goodwill (note 17)	71	—
Other	11	(18)
	$ 314	$ 420

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company’s Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

As a result of the law becoming enacted in the fourth quarter of 2013, the Company recognized a non-cash charge of $655 million related to the deferred tax impacts of the above tax changes.

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(In millions of United States dollars, except where noted)

Income tax recovery (expense) recognized in other comprehensive income (note 23(b)) is as follows:

Years ended December 31	2013	2012
Net valuation losses on available-for-sale securities recognized in other comprehensive income
	$11	$4
Net valuation losses on available-for-sale securities recognized in net (loss) earnings	(4)	(8)
Gain on disposition of securities recognized in net (loss) earnings	—	1
	$7	$(3)

The significant components of deferred income tax assets and liabilities are as follows:

	At December 31 2013	At December 31 2012	At January 1 2012
Deferred income tax assets (a)
Unused non-capital losses	$ 121	$37	$ 27
Investment tax credits	42	24	36
Deductible temporary differences relating to:
Reclamation and closure cost obligations	116	119	91
Other	105	64	68
	384	244	222
Deferred income tax liabilities
Taxable temporary differences relating to:
Mining interests	(5,831)	(5,510)	(5,406)
Other	(128)	(168)	(258)
	(5,959)	(5,678)	(5,664)
Deferred income tax liabilities, net	$ (5,575)	$(5,434)	$ (5,442)

Balance sheet presentation
Deferred income taxes assets	$ 19	$—	$ —
Deferred income taxes liabilities	(5,594)	(5,434)	(5,442)
Deferred income tax liabilities, net	$ (5,575)	$(5,434)	$ (5,442)
(a)

The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. Deferred tax assets that have not been recognized are as follows:

	At December 31 2013	At December 31 2012	At January 1 2012

Unused capital losses (1)	$ 11	$5	$ —
Alternative minimum tax (“AMT”) credits (1)	10	16	12
Deductible temporary differences relating to:
Unrealized capital losses	15	—	—
Other	4	—	—
	$ 40	$21	$ 12

(1)	Capital losses and AMT credits have no expiry date.

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(In millions of United States dollars, except where noted)

23.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	At December 31 2013	At December 31 2012	At January 1 2012
Current derivative assets (1)
Foreign currency, heating oil, copper, lead, zinc and silver contracts	$41	$42	$20
Investments in warrants	—	—	1
	$41	$42	$21
Non-current derivative assets (1)
Foreign currency contracts	$1	$—	$—
	$1	$—	$—
Current derivative liabilities
Foreign currency, heating oil, copper, lead, zinc and silver contracts	$(43)	$(30)	$(28)
Non-financial contract to sell silver to Silver Wheaton (i)	(13)	(38)	(37)
Conversion feature of Convertible Notes (ii) (note 20(b))	(1)	—	—
	$(57)	$(68)	$(65)
Non-current derivative liabilities
Non-financial contract to sell silver to Silver Wheaton (i)	$—	$(22)	$(53)
Conversion feature of Convertible Notes (ii) (note 20(b))	—	(57)	(184)
	$—	$(79)	$(237)

(1)	Included in other current (note 12) and non-current assets (note 19) on the Consolidated Balance Sheets.

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	At December 31 2013	At December 31 2012	At January 1 2012
Arising from sales of metal concentrates – classified as at FVTPL	$254	$298	$249
Not arising from sales of metal concentrates – classified as loans and receivables	215	269	154
Accounts receivable	$469	$567	$403

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(In millions of United States dollars, except where noted)

The net gains on derivatives for the years ended December 31 were comprised of the following:

Years ended December 31	2013	2012
Realized gains (losses)
Foreign currency, heating oil, copper, lead, zinc and silver contracts	$ 23	$ 20
Non-financial contract to sell silver to Silver Wheaton (i)	(10)	(20)
	13	—
Unrealized gains (losses)
Foreign currency, heating oil, copper, lead, zinc and silver contracts	(14)	20
Investments in warrants	—	(1)
Non-financial contract to sell silver to Silver Wheaton (i)	27	9
Conversion feature of Convertible Notes (ii)	57	127
	70	155
	$ 83	$ 155

(i)	Non-financial contract to sell silver to Silver Wheaton

At December 31, 2013, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the four contract years ending August 5, 2014 at a fixed price per ounce is $13 million (December 31, 2012 – $60 million; January 1, 2012 – $90 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014, ranging from $19.38 to $19.44 per ounce (December 31, 2012 – $30.24 to $30.42 per ounce; January 1, 2012 – $28.04 to $29.55 per ounce) and the fixed price of $4.04 per ounce, receivable from Silver Wheaton, subject to an annual adjustment for inflation, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital. At December 31, 2013, $13 million (December 31, 2012 – $38 million; January 1, 2012 – $37 million) is included in current derivative liabilities and no amount is included in non-current derivative liabilities (December 31, 2012 – $22 million; January 1, 2012 – $53 million).

The Company recorded a net gain on derivatives in the year ended December 31, 2013 of $17 million (2012 – net loss of $11 million) comprised of a realized loss of $10 million (2012 – realized loss of $20 million) on ounces delivered during the year and an unrealized gain of $27 million (2012 – unrealized gain of $9 million) on remaining ounces to be delivered. The remaining total ounces to be delivered by the Company as at December 31, 2013 were 0.9 million ounces (December 31, 2012 – 2.4 million ounces; January 1, 2012 – 3.9 million ounces).

(ii)	Conversion feature of convertible senior notes

At December 31, 2013, current derivative liabilities included $1 million (December 31, 2012 and January 1, 2012 – non current derivative liabilities of $57 million and $184 million, respectively) representing the fair value of the conversion feature of the Convertible Notes outstanding (note 20). During the year ended December 31, 2013, the Company recognized an unrealized gain of $57 million on derivatives, representing the change in fair value of the conversion feature of the Convertible Notes during the year (2012 – $127 million).

GOLDCORP  |  133

(In millions of United States dollars, except where noted)

(b)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities (included in other current assets (note 12) and investment in securities (note 18) are designated as available-for-sale. The unrealized losses on available-for-sale investments recognized in other comprehensive (loss) income (“OCI”) for the year ended December 31 were as follows:

	2013	2012
Mark-to-market losses on available-for-sale securities	$(87)	$(56)
Deferred income tax recovery in OCI	11	4
Unrealized losses on securities, net of tax	(76)	(52)
Reclassification adjustment for impairment losses included in net (loss) earnings, net of tax of $4 million (2012 – $8 million)	29	63
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net (loss) earnings, net of tax expense of $nil (2012 – $1 million)	(1)	(3)
	$(48)	$8

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Consolidated Balance Sheets

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At December 31, 2013, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Balance Sheets at fair value on a recurring basis are categorized as follows:

	At December 31, 2013		At December 31, 2012		At January 1, 2012
	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents (note 27)	$625	$—	$757	$—	$1,458	$—
Marketable securities (note 12)	5	—	12	—	15	—
Accounts receivable arising from sales of metal concentrates (note 23(a))	—	254	—	298	—	249
Investments in warrants (note 23(a))	—	—	—	—	1	—
Investments in equity securities (note 18)	77	—	162	—	207	—
Current derivative assets (note 23(a))	—	41	—	42	—	20
Non-current derivative assets (note 23(a))	—	1	—	—	—	—
Current derivative liabilities (note 23(a))	—	(57)	—	(68)	—	(65)
Non-current derivative liabilities (note 23(a))	—	—	—	(79)	—	(237)

At December 31, 2013, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the year ended December 31, 2013.

At December 31, 2013, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2012 – $nil; January 1, 2012 – $nil). During the year ended December 31, 2013, certain mining properties and goodwill related to certain CGUs were assessed as impaired and

134  |  GOLDCORP

(In millions of United States dollars, except where noted)

written down to their recoverable amounts, being their FVLCTS. Valuation techniques and inputs used in the calculation of these fair value based amounts are categorized as Level 3 in the fair value hierarchy (notes 13(a), 13(f) and 17).

(ii)	Valuation methodologies for Level 2 financial assets and liabilities

Accounts receivable arising from sales of metal concentrates:

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market (note 23(a)).

Current derivative assets and liabilities and non-current derivative assets:

The Company’s current derivative assets and liabilities are comprised of commodity and currency forward and option contracts, the current portion of the Company’s non-financial contract to sell silver to Silver Wheaton and the conversion feature of the Convertible Notes (note 23(a)). The Company’s non-current derivative assets are comprised of currency contracts (note 23(a)). The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the applicable yield curve. The fair values of the option contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

Non-financial contract to sell silver to Silver Wheaton:

The fair value of ounces to be delivered is calculated using quoted silver forward prices over the contractual term less the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, and discounted using the Company’s after-tax weighted average cost of capital (note 23(a)(i)).

Conversion feature of Convertible Notes:

The fair value of the conversion feature is calculated using an option pricing model. The model utilizes a discounted cash flow analysis using a discount rate with an option adjusted credit spread, and the closing price of the Convertible Notes at the balance sheet date, which are traded in an active market (notes 20(b) and 23(a)(ii)).

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Consolidated Balance Sheets

At December 31, 2013, the carrying amounts of money market investments, accounts receivable not arising from sales of metal concentrates, accounts payable, accrued liabilities and certain short-term financing arrangements are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

$1.5 billion Notes:

The initial recognition amount of the Company’s Notes has been accreted from March 20, 2013 to December 31, 2013 based on an annual effective interest rate of 2.37% and 3.84% for the 5-year Notes and 10-year Notes, respectively (note 20(a)). At December 31, 2013, the fair value of the Notes calculated using the closing price of the Notes (level 1 input) is $1.423 billion compared to its carrying amount of $1.496 billion, which includes $1.482 billion of accreted principal and $14 million of accrued interest payable included in accounts payable and accrued liabilities.

Convertible Notes:

The initial recognition amount of the liability component of the Convertible Notes has been accreted from June 5, 2009 to December 31, 2013 based on an annual effective interest rate of 8.57% (note 20(b)). At December 31, 2013, the fair value of the liability component of the Convertible Notes calculated using the closing price of the Convertible Notes (level 1 input), and bifurcating the fair value of the conversion feature, was $874 million compared to a carrying amount of $839 million, which includes $832 million of accreted principal balance and $7 million of accrued interest payable included in accounts payable and accrued liabilities.

5-year Primero promissory note:

The 5-year Primero promissory note has been accreted from August 6, 2010 to December 31, 2013, based on an annual effective interest rate of 5.50% (note 11). Management estimates the market interest rate on similar borrowings has decreased to approximately 5.31% per annum as at December 31, 2013. Based on the estimated market interest rate on similar borrowings, the fair value of the 5-year Primero promissory note at December 31, 2013 is $28 million (level 2 input) which is similar to its carrying amount of $28 million,

GOLDCORP  |  135

(In millions of United States dollars, except where noted)

which represents the accreted principal. There was no accrued interest receivable recorded for the 5-year Primero promissory note as at December 31, 2013.

3-year Argentine peso loans:

On October 29, 2013 and November 13, 2013, the Company’s Cerro Negro project entered into two 3-year Argentine peso loan agreements totaling 180 million Argentine pesos ($30 million) with third parties in Argentina (note 23(d)(ii)). At December 31, 2013, management estimates the market interest interest rate on similar borrowings by the Company in Argentina to be approximately 30% per annum. Based on the estimated market interest rate on similar borrowings by the Company in Argentina, the fair value of the 3-year Argentine pesos loans at December 31, 2013 was $24 million (level 2 input) compared to a carrying value of $28 million, which includes $0.3 million of interest payable included in other non-current liabilities.

(d)	Financial instruments and related risks

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, money market investments, derivative assets and other receivables. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2013 is considered to be negligible. The Company invests its cash and cash equivalents and money market investments in highly-rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its investments is considered to be low. Foreign currency, heating oil and commodity contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk is as follows:

	At December 31 2013	At December 31 2012	At January 1 2012
Cash and cash equivalents (note 27)	$625	$757	$1,458
Accounts receivable (note 23(a))	469	567	403
Other receivables (note 12)	45	45	—
Money market investments	—	—	272
Current and non-current derivative asset (note 23(a))	42	42	21
Current and non-current notes receivable (note 11)	28	42	82
Accrued interest receivable, included in other current assets (note 12)	—	—	5
	$1,209	$1,453	$2,241

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan

136  |  GOLDCORP

(In millions of United States dollars, except where noted)

facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments. In light of the recent decline in metal prices, access to capital markets has become more constrained with a potential to increase the cost of any future borrowings.

During the year ended December 31, 2013, the Company generated operating cash flows from continuing operations of $906 million, (December 31, 2012 – $1,900 million). At December 31, 2013, Goldcorp held cash and cash equivalents of $625 million (December 31, 2012 – $757 million; January 1, 2012 – $1,458 million) and working capital of $341 million, $183 million of which represents the Company’s net assets held for sale (note 7) (December 31, 2012 – $1,127 million; January 1, 2012 – $2,130 million), which the Company defines as current assets less current liabilities. The Company held no money market investments with terms greater than 90 days at December 31, 2013 (December 31, 2012 – $nil; January 1, 2012 – $272 million).

On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million in 5-year Notes with a coupon rate of 2.125% and $1.0 billion in 10-year Notes with a coupon rate of 3.70% (note 20(a)). The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, which began on September 15, 2013. The Company received proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity.

On October 29, 2013 and November 13, 2013, the Company’s Cerro Negro project entered into two 3-year Argentine peso loan agreements totaling 180 million Argentine pesos ($30 million) with third parties in Argentina. Both loans bear interest at 15.25% per annum to be repaid in eight quarterly installments beginning early 2015. At December 31, 2013, the carrying amount of the loans was $28 million, which is included in other non-current liabilities in the Consolidated Balance Sheets.

During the three months ended March 31, 2013, the Company’s Cerro Negro project entered into a 1-year $131 million credit facility agreement with Alumbrera. The principal drawn bears interest at 2% per annum. At December 31, 2013, Cerro Negro had drawn $131 million against the facility which is included in other current liabilities in the Consolidated Balance Sheets.

On December 18, 2012, the Company entered into a 1-year 469 million Argentine peso ($100 million) credit facility with a third party in Argentina. On December 4, 2013, the facility was extended for a further 180 days. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over 1 million Argentine pesos, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At December 31, 2013, the Company had drawn 220 million Argentine peso ($34 million) against the credit facility (December 31, 2012 – 220 million Argentine peso ($45 million); January 1, 2012 – $nil) which is included in other current liabilities in the Consolidated Balance Sheets.

At December 31, 2013, the Company had an undrawn $2 billion revolving credit facility available until 2018. During the three months ended December 31, 2013, the Company had drawn $300 million against the credit facility, which was repaid immediately without any interest incurred.

In April 2010, Barrick Gold Corporation (“Barrick”), the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo (Goldcorp’s share – $414 million). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 3.86% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. In July 2013, the remaining balance of $95 million was drawn against the credit facility (Goldcorp’s share – $38 million). In August 2013, the first repayment of $45 million was made (Goldcorp’s share – $18 million). At December 31, 2013, the outstanding balance of the credit facility was $990 million (Goldcorp’s share – $396 million).

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

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(In millions of United States dollars, except where noted)

	At December 31, 2013					At December 31, 2012
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities (1)	$829	$—	$—	$—	$829	$823
Current and non-current derivative liabilities (note 23(a)) (2)	56	—	—	—	56	91
Debt repayments (principal portion) (note 20)	863	—	500	1,000	2,363	863
Interest payments on Convertible Notes and the Company’s Notes (note 20)	65	95	90	167	417	34
Capital expenditure commitments (3)	480	34	—	—	514	764
Reclamation and closure cost obligations (note 21)	27	41	39	1,740	1,847	2,771
Minimum rental and lease payments	14	8	—	18	40	49
Other	203	62	9	51	325	130
	$2,537	$240	$638	$2,976	$6,391	$5,525

(1)	Excludes accrued interest on the Convertible Notes and the Company’s Notes which is disclosed separately in the above table.

(2)	Excludes conversion feature of the Convertible Notes.

(3)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company’s operating and capital commitments based on management’s intent to fulfil the contract.

At December 31, 2013, the Company had letters of credit outstanding and secured deposits in the amount of $430 million (December 31, 2012 – $427 million; January 1, 2012 – $308 million).

In the opinion of management, the working capital at December 31, 2013, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. At December 31, 2013, the Company’s capital commitments over the next twelve months, including its share of commitments of its associates, amounted to $480 million (December 31, 2012 – $743 million; January 1, 2012 – $765 million). The Company’s total planned capital expenditures for 2014 are $2.3 to $2.5 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, Camino Rojo and El Morro).

For the periods beyond 2014, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, lead and zinc are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos, Guatemalan quetzals and Chilean pesos. The appreciation of foreign currencies against the US dollar can increase the cost of gold, silver, copper, lead and zinc production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in foreign currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in foreign currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in foreign currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense. At December 31, 2013, the Company had $5.6 billion of deferred income tax liabilities, of which $5.2 billion arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006, and Camino Rojo and Cerro Negro in 2010 and which are denominated in foreign currencies.

The Company is exposed to currency risk through the following financial assets and liabilities, and deferred income tax assets and liabilities denominated in foreign currencies:

138  |  GOLDCORP

(In millions of United States dollars, except where noted)

At December 31, 2013	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax liabilities
Canadian dollar	$13	$75	$18	$(328)	$ (954)
Mexican peso	25	134	138	(180)	(2,860)
Argentinean peso	18	165	2	(162)	(1,237)
Guatemalan quetzal	3	7	(3)	(41)	(103)
Chilean peso	3	12	—	(6)	—
	$62	$393	$155	$(717)	$ (5,154)

At December 31, 2012
Canadian dollar	$13	$105	$(88)	$(351)	$ (880)
Mexican peso	57	140	(46)	(86)	(2,849)
Argentinean peso	42	88	—	(131)	(1,211)
Guatemalan quetzal	—	11	(2)	(38)	(18)
Chilean peso	1	10	—	(9)	—
	$113	$354	$(136)	$(615)	$ (4,958)

During the year ended December 31, 2013, the Company recognized a net foreign exchange loss of $43 million (2012 – net gain of $1 million). Based on the Company’s net exposures (other than those relating to taxes) at December 31, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $21 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2013, the Company recognized a net foreign exchange gain of $135 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2012 – net gain of $28 million). Based on the Company’s net exposures relating to taxes at December 31, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $196 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2013, and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms (note 23(a)).

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, its share of the Pueblo Viejo project financing and credit facility, and its cash and cash equivalents, credit facilities and interest-bearing receivables. At December 31, 2013, the Company’s revolving credit facility is subject to a floating interest rate. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted-average interest rate paid by the Company during the year ended December 31, 2013 on its revolving credit facility was nil% (2012 – nil%). The average interest rate earned by the Company during the year ended December 31, 2013 on its cash and cash equivalents was 0.18% (2012 – 0.21%) . A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s after-tax net earnings.

There has been no significant change in the Company’s exposure to interest rate risk, and there has been no change to its objectives and policies for managing these risks during the year ended December 31, 2013.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the year ended December 31, 2013.

GOLDCORP  |  139

(In millions of United States dollars, except where noted)

The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices (note 23(a)).

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel fuel and electricity. A 10% increase or decrease in diesel fuel market prices would result in a $19 million decrease or increase in the Company’s after-tax net earnings. The Company does not intend to hedge against diesel fuel price fluctuations in Mexico as the government regulates the domestic market. As and when it is determined to be favourable, the Company will enter into hedges against diesel fuel price fluctuations in Canada and the United States. At December 31, 2013, the Company has entered into heating oil contracts to manage its exposure to fuel prices (note 23(a)). Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

24.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in shareholders’ equity, debt and short-term credit facilities net of cash and cash equivalents and money market investments as follows:

	At December 31 2013	At December 31 2012	At January 1 2012
Shareholders’ equity	$ 19,545	$ 22,716	$ 21,272

Current and long-term debt (note 20)	2,314	783	737

Short-term credit facilities (note 23(d)(ii))	193	45	—
	22,052	23,544	22,009

Less: Cash and cash equivalents	(625)	(757)	(1,458)

Money market investments	—	—	(272)
	$ 21,427	$ 22,787	$ 20,279

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and money market investments.

At December 31, 2013, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2013, there was no externally imposed capital requirement to which the Company is subject and with which the Company has not complied.

140  |  GOLDCORP

(In millions of United States dollars, except where noted)

25.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options

The Company granted 3.3 million stock options to its employees and officers during the year ended December 31, 2013, which vest over a period of 3 years, are exercisable at C$26.66 to C$33.48 per option, expire in 2018, and had a total fair value of $22 million at the dates of grant. The Company granted 1.6 million stock options to its employees and officers during the year ended December 31, 2012, which vest over a period of 3 years, are exercisable at C$35.66 to C$48.72 per option, expire in 2017, and had a total fair value of $19 million at the dates of grant.

The weighted average fair value of stock options granted of $7.15 per option during the year ended December 31, 2013 (2012 – $12.76) was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

	2013	2012
Expected life	3.1 years	3.1 years

Expected volatility	35.2%	37.6%

Expected dividend yield	1.9%	1.1%

Estimated forfeiture rate	9.3%	9.0%

Risk-free interest rate	1.1%	1.1%

Weighted average share price	$ 31.71	$ 48.40

The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

The following table summarizes the changes in outstanding stock options during the years ended December 31:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2013	16,345	$ 42.01

Granted	3,332	32.56

Exercised	(168)	18.14

Forfeited/expired	(2,372)	41.40
At December 31, 2013	17,137	$ 40.49
At January 1, 2012	17,574	$ 41.49

Granted	1,592	48.31

Exercised	(1,200)	36.85

Forfeited	(1,621)	46.37
At December 31, 2012	16,345	$ 42.01

During the year ended December 31, 2013, the weighted average share price at the date stock options were exercised was C$29.24 (2012 – C$43.88).

GOLDCORP  |  141

(In millions of United States dollars, except where noted)

The following table summarizes information about the Company’s stock options outstanding at December 31, 2013:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$ 16.87 – $ 19.23	511	$18.69	1.3	511	$18.69	1.3

$ 24.40 – $ 27.53	873	26.15	3.5	625	25.64	3.2

$ 28.84 – $ 31.93	1,005	30.51	3.2	632	31.02	2.5

$ 33.48 – $ 35.66	4,592	34.40	2.5	1,983	35.60	0.4

$ 37.82 – $ 40.79	236	38.73	0.7	222	38.67	0.5

$ 44.50 – $ 46.76	4,057	44.53	1.4	4,042	44.53	1.4

$ 48.16 – $ 48.72	5,863	48.28	2.4	3,501	48.23	2.3
	17,137	$40.49	2.2	11,516	$41.09	1.6

(b)	Restricted share units (“RSUs”)

The Company issued 1.7 million RSUs during the year ended December 31, 2013, 31,500 of which vested immediately with the remainder vesting over 3 years and which have a total fair value of $52 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per RSU – $32.68). The Company issued 1.2 million RSUs during the year ended December 31, 2012, 35,000 of which vested immediately with the remainder vesting over 3 years and which have a total fair value of $55 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per RSU – $49.46).

At December 31, 2013, there were 2.4 million RSUs outstanding (December 31, 2012 – 1.4 million; January 1, 2012 – 0.7 million).

(c)	Stock options and restricted share units compensation expense

For the year ended December 31, 2013, total share-based compensation relating to stock options and RSUs was $71 million (2012 – $81 million), $65 million (2012 – $81 million) of which is included in corporate administration in the Consolidated Statements of (Loss) Earnings and $6 million was capitalized to projects (2012 – $nil), with a corresponding credit to shareholders’ equity.

(d)	Performance share units (“PSUs”) compensation expense

During the year ended December 31, 2013, the Company issued 389,610 PSUs with a total fair value of $9 million at the date of issuance. During the year ended December 31, 2012, the Company issued 183,155 PSUs with a total fair value of $8 million at the date of issuance.

The fair value of PSUs granted was calculated as of the date of grant using a binomial pricing model with the following weighted average assumptions:

	2013	2012
Expected life	3 years	3 years

Expected volatility	33.6%	37.2%

Expected dividend yield	1.9%	1.0%

Estimated forfeiture rate	9.9%	9.0%

Risk-free interest rate	1.2%	1.1%

Weighted average share price	$33.62	$47.62

Total share-based compensation expense included in corporate administration in the Consolidated Statements of (Loss) Earnings (Loss) relating to PSUs for the year ended December 31, 2013 was $4 million (2012 – $1 million).

At December 31, 2013, the carrying amount of PSUs outstanding and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheet was $4 million and $3 million, respectively (December 31, 2012 – $3 million and $5 million,

142  |  GOLDCORP

(In millions of United States dollars, except where noted)

respectively; January 1, 2012 – $nil and $7 million, respectively). At December 31, 2013, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2012 – $nil; January 1, 2012 – $nil). During the year ended December 31, 2013, the total intrinsic value of PSUs vested and exercised was $5 million (2012 – $nil).

At December 31, 2013, there were 0.7 million PSUs outstanding (December 31, 2012 – 0.5 million; January 1, 2012 – 0.5 million).

(e)	Phantom restricted units (“PRUs”)

On January 22, 2013, the Board of Directors approved a Phantom Restricted Units Plan (“the Plan”). Under the Plan, participants are granted a number of PRUs which entitle them to a cash payment equivalent to the fair market value of one common share for each PRU held by the participant on the vesting date.

There were 404,744 PRUs issued during the year ended December 31, 2013, which vest over 3 years and had a fair value of $12 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per unit – $32.50).

Total share-based compensation relating to PRUs for the year ended December 31, 2013 was $4 million, $3 million of which is included in corporate administration in the Consolidated Statements of (Loss) Earnings and $1 million was capitalized to projects (2012 – $nil).

At December 31, 2013, the total carrying amount of PRUs outstanding of 0.4 million units and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheet was $2 million and $2 million, respectively (December 31, 2012 and January 1, 2012 – $nil and $nil, respectively).

(f)	Employee share purchase plan

During the year ended December 31, 2013, the Company recorded compensation expense of $5 million (2012 – $4 million), which is included in corporate administration in the Consolidated Statements of (Loss) Earnings, representing the Company’s contributions to the employee share purchase plan measured using the market price of the underlying shares at the dates of contribution.

(g)	Issued share capital

The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options and the vesting of restricted share units.

26.	PER SHARE INFORMATION

Net (loss) earnings per share from continuing operations for the years ended December 31 was calculated based on the following:

	2013	2012
Basic net (loss) earnings from continuing operations	$ (2,642)	$ 1,695

Effect of dilutive securities:

Conversion feature of Convertible Notes – change in fair value recognized in net (loss) earnings	—	(127)
Diluted net (loss) earnings from continuing operations	$ (2,642)	$ 1,568

Net (loss) earnings per share for the years ended December 31 was calculated based on the following:

	2013	2012
Basic net (loss) earnings	$ (2,709)	1,749

Effect of dilutive securities:

Conversion feature of Convertible Notes – change in fair value recognized in net (loss) earnings	—	(127)
Diluted net (loss) earnings	$ (2,709)	$ 1,622

GOLDCORP  |  143

(In millions of United States dollars, except where noted)

Net (loss) earnings per share from continuing operations and net (loss) earnings for the years ended December 31 were calculated based on the following:

(in thousands)	2013	2012
Basic weighted average number of shares outstanding	812,040	810,409

Effect of dilutive securities:

Stock options	—	1,116

RSUs	—	1,362

Convertible Notes	—	18,073
Diluted weighted average number of shares outstanding	812,040	830,960

As a result of the diluted net loss from continuing operations and the diluted net loss incurred during the year ended December 31, 2013, the effect of the following securities was anti-dilutive, and therefore excluded from the computation of diluted net loss per share from continuing operations and diluted net loss per share. Had the securities been dilutive, the computation of diluted net loss per share from continuing operations and diluted net loss per share and the diluted weighted average number of shares outstanding would have included the following:

Year ended December 31	2013
Effect on diluted weighted average number of shares outstanding (in thousands):

Stock options	270

RSUs	2,370

Convertible Notes	18,235
Total	20,875

The basic and diluted net loss per share from discontinued operation for the year ended December 31, 2013 was $(0.09) (2012 – net earnings per share of $0.07 and $0.06, respectively).

The weighted average number of stock options outstanding during the year ended December 31, 2013 was 16.5 million (2012 – 16.1 million). If the Company did not incur a diluted net loss from continuing operations and a diluted net loss for the year ended December 31, 2013, 1.3 million of the weighted average number of stock options outstanding during the year ended December 31, 2013, respectively, would have been dilutive (2012 – 5.7 million) and included in the above table. The effect of the remaining 15.2 million of these stock options for the year ended December 31, 2013 (2012 – 10.4 million) would have been anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$29.23 (2012 – C$41.26).

Dividends declared:

During the year ended December 31, 2013, the Company declared and paid to its shareholders dividends of $0.60 per share for total dividends of $486 million (2012 – $0.54 per share, for total dividends of $438 million). For the period January 1, 2014 to February 12, 2014, the Company declared dividends payable of $0.05 per share for total dividends of approximately $41 million.

27.	SUPPLEMENTAL CASH FLOW INFORMATION

Years ended December 31	2013	2012
Change in operating working capital

Accounts receivable	$ (60)	$(218)

Inventories and stockpiled ore	(193)	(95)

Accounts payable and accrued liabilities	(20)	93

Income taxes receivable	(235)	13

Other	(9)	1
	$ (517)	$(206)

144  |  GOLDCORP

(In millions of United States dollars, except where noted)

Years ended December 31	2013	2012
Operating activities include the following cash received (paid):

Interest received	$ 5	$ 3

Interest paid	(23)	(1)

Income taxes received	22	45

Income taxes paid	(355)	(501)
Investing activities include the following cash received (paid):

Purchases of money-market investments	(613)	(10)

Proceeds from the maturity of money-market investments	613	289

Purchases of available-for-sale securities	(2)	(9)

Proceeds from the sale of available-for-sale securities	8	—
Investing activities of discontinued operation include the following cash received:

Principal repayment on promissory note receivable from Primero	13	10

	At December 31 2013	At December 31 2012	At January 1 2012
Cash and cash equivalents are comprised of:

Cash	$ 505	$ 455	$ 151

Short-term money market investments	120	302	1,307
	$ 625	$ 757	$ 1,458

28.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. There were no related party transactions for the years ended December 31, 2013 and 2012 that have not been disclosed in these consolidated financial statements.

(b)	Compensation of directors and other key management personnel

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2013	2012
Short-term employee benefits (i)	$ 13	$ 10

Post-employment benefits	7	1

Share-based compensation	21	14
	$ 41	$ 25

(i)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

GOLDCORP  |  145

(In millions of United States dollars, except where noted)

29.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

(a)

Article 27 of the Mexican Constitution and subsequent legislation established the “ejido” and communal landholding as forms of land tenure in Mexico. There are eleven ejido communities in the vicinity of the Company’s Mexican mining operations and ejido lands cover all of the lands used by the Company for its current mining operations at its Peñasquito, Los Filos and El Sauzal mines. The Company enters into temporary occupation agreements ranging from 5 to 30 years with the ejido communities which allows the Company to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to reach agreement may cause delays to operations and projects, and on occasion, lead to litigation.

(b)

Law 3318 creates a new form of tax in Argentina’s Province of Santa Cruz for mining companies. The tax is levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. Regulations issued in the third quarter require that the tax is calculated on “measured” reserves and the Company has interpreted this to mean “proven” reserves. The Province has disputed the Company’s interpretation but has not provided further clarification on the definition of “measured” reserves, and the outcome is not clear at this time. The Company has filed a legal claim disputing the legality of the new tax and has paid the initial tax installment under protest.

(c)

On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations. It is the Company’s position that the new withholding tax violates tax stability rights provided to mining projects by Mining Investment Law No. 24,196 (“MIL”). Mining projects subject to MIL would generally pay the new withholding tax under protest and request a refund or tax credit for the excess of the overall tax burden. The Company believes that both Alumbrera and Oroplata, S.A. are subject to the MIL, and accordingly should be entitled a refund or tax credit for withholding taxes paid under the new law. The Company has accrued $19 million included in net (loss) earnings of associates for earned but undistributed profits with regards to its 37.5% interest in Alumbrera.

(d)

In October 2013, the environmental authority of the Atacama Region, Comision de Evaluacion Ambiental approved the Environmental Impact Study (“EIS”) submitted by Goldcorp-El Morro. The decision resulted in a new Environmental Assessment Resolution issued in October 2013 (“RCA 232”).

In November 2013, RCA 232 was challenged before the Court of Appeals of Copiapo, through a constitutional claim. The Court issued an injunction in favor of the plaintiffs which prohibits Goldcorp-El Morro from conducting construction activities. Goldcorp-El Morro has been admitted as an interested party to the constitutional claim. A ruling by the Court of Appeals is anticipated by the second quarter of 2014 and if the claim is appealed, a final decision by the Supreme Court is expected by mid-2014.

30.	SUBSEQUENT EVENT

On January 14, 2014, the Company commenced an offer to acquire all of the outstanding common shares of Osisko Mining Corporation (“Osisko”), a mid-tier publicly traded gold producer operating the Canadian Malartic gold mine in Quebec, Canada, with exploration projects in Ontario, Canada and Mexico. Under the terms of the offer, Osisko shareholders will receive 0.146 of a Goldcorp common share plus C$2.26 in cash for each Osisko common share held, for total consideration of approximately C$2.6 billion in cash and shares. The offer is open until February 19, 2014, unless extended or withdrawn, and is subject to customary conditions, including the acceptance by Osisko shareholders owning a minimum of 66.67% of the outstanding common shares of Osisko on a fully-diluted basis. The offer is not subject to Goldcorp shareholders’ approval.

On January 29, 2014, the Company was served with a claim in Quebec seeking an injunction relating to its offer and a hearing has been scheduled for March 3 to 5, 2014. The Company has undertaken to the court to not take up and pay for Osisko shares tendered under the offer until receipt of judgment from the hearing. The Company intends to extend the offer from February 19 to March 10, 2014.

146  |  GOLDCORP

CORPORATE INFORMATION

Headquartered in Vancouver, British Columbia, Goldcorp employs approximately 18,000 people worldwide at operations and development projects in countries throughout the Americas.

As one of the world’s largest gold producers, Goldcorp has made a commitment to grow in an efficient, sustainable and responsible manner.

The Company’s vision is to create sustainable value for all of its stakeholders, including shareholders, employees, suppliers, local communities and government officials. They are all instrumental to our success.

CORPORATE OFFICE

Park Place

Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8 Canada

Tel:    (604) 696 3000

Fax:   (604) 696 3001

www.goldcorp.com

TORONTO OFFICE

Suite 3201 – 130 Adelaide Street West

Toronto, ON M5H 3P5 Canada

Tel:    (416) 865 0326

Fax:   (416) 359 9787

RENO OFFICE

Suite 310 – 5190 Neil Road

Reno, NV 89502 United States

Tel:    (775) 827 4600

Fax:   (775) 827 5044

MEXICO OFFICE

Paseo de las Palmas 425-15

Lomas de Chapultepec

11000 Mexico, D. F.

Tel:    52 (55) 5201 9600

GUATEMALA OFFICE

5ta avenida 5-55 zona 14 Europlaza

Torre 1 Nivel 6 oficina 601

Guatemala City

Guatemala, 01014

Tel:    (502) 2329 2600

ARGENTINA OFFICE

Maipu 255, Piso 12

C1084ABE Capital Federal

Buenos Aires, Argentina

Tel:    54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703

Las Condes

Santiago 7580125, Chile

Tel:    562 898 9300

STOCK EXCHANGE LISTING

Toronto Stock Exchange: G

New York Stock Exchange: GG

TRANSFER AGENT

CIBC Mellon Trust Company

(Canadian Stock Transfer Company

Inc. acts as Administrative Agent

for CIBC Mellon Trust Company)

Suite 1600 – 1066 West Hastings

  Street

Vancouver, BC V6E 3X1 Canada

Toll free in Canada and the US:

  (800) 387 0825

Outside of Canada and the US:

  (416) 682 3860

inquiries@canstockta.com

www.canstockta.com

AUDITORS

Deloitte LLP

Vancouver, BC

INVESTOR RELATIONS

Jeff Wilhoit

Vice President, Investor Relations

Toll free: (800) 567 6223

info@goldcorp.com

REGULATORY FILINGS

The Company’s filings with the

Ontario Securities Commission

can be accessed on SEDAR at

www.sedar.com.

The Company’s filings with the

US Securities and Exchange

Commission can be accessed on

EDGAR at www.sec.gov.

ANNUAL MEETING OF

SHAREHOLDERS

The Annual Meeting of

Shareholders will be held on

May 1, 2014 at 2:00 PM (PST) at:

Hyatt Regency Vancouver

655 Burrard Street

Vancouver, BC

V6C 2R7 Canada

All greenhouse gas emissions from the paper used to produce this document have been neutralized with Zerofootprint carbon offsets.

GOLDCORP MINERAL RESERVES

(as of December 31, 2013)		PROVEN			PROBABLE			PROVEN & PROBABLE
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
Gold		mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz
Alumbrera	37.5%	66.56	0.35	0.75	1.88	0.21	0.01	68.44	0.35	0.76
Camino Rojo	100.0%	–	–	–	66.76	0.76	1.63	66.76	0.76	1.63
Cerro Blanco	100.0%	–	–	–	–	–	–	–	–	–
Cerro Negro	100.0%	0.04	11.08	0.01	18.87	9.43	5.72	18.91	9.43	5.74
Cochenour	100.0%	–	–	–	–	–	–	–	–	–
Dee	40.0%	0.00	2.82	0.00	13.68	1.53	0.67	13.68	1.53	0.67
El Morro	70.0%	233.95	0.56	4.24	215.56	0.36	2.49	449.51	0.47	6.73
El Sauzal	100.0%	0.28	1.33	0.01	2.45	1.70	0.13	2.73	1.66	0.15
Éléonore	100.0%	–	–	–	19.30	6.49	4.03	19.30	6.49	4.03
Los Filos	100.0%	67.15	0.98	2.11	243.22	0.75	5.84	310.37	0.80	7.95
Marlin	100.0%	3.33	4.05	0.43	1.55	4.31	0.21	4.88	4.13	0.65
Musselwhite	100.0%	3.63	7.08	0.83	5.36	5.97	1.03	8.99	6.42	1.85
Noche Buena	100.0%	–	–	–	–	–	–	–	–	–
Peñasquito Heap Leach	100.0%	41.97	0.42	0.56	41.49	0.33	0.44	83.46	0.37	1.00
Peñasquito Mill	100.0%	335.03	0.71	7.67	194.94	0.47	2.95	529.97	0.62	10.62
Porcupine	100.0%	15.14	2.02	0.98	50.31	1.26	2.03	65.45	1.43	3.01
Pueblo Viejo	40.0%	14.59	3.35	1.57	47.31	3.22	4.89	61.90	3.25	6.46
Red Lake	100.0%	1.70	12.34	0.67	6.29	9.17	1.88	7.99	9.94	2.55
San Nicolas	21.0%	–	–	–	–	–	–	–	–	–
Wharf	100.0%	13.77	0.77	0.34	7.48	0.90	0.22	21.25	0.82	0.56
Totals				20.20			34.18			54.36

Silver		mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz
Camino Rojo	100.0%	–	–	–	66.76	14.94	32.07	66.76	14.94	32.07
Cerro Blanco	100.0%	–	–	–	–	–	–	–	–	–
Cerro Negro	100.0%	0.04	204.00	0.26	18.87	80.94	49.10	18.91	81.20	49.36
Dee	40.0%	0.00	8.87	0.00	13.68	7.74	3.40	13.68	7.74	3.40
Los Filos	100.0%	67.15	5.63	12.16	243.22	5.42	42.35	310.37	5.46	54.52
Marlin	100.0%	3.33	190.02	20.36	1.55	211.31	10.54	4.88	196.78	30.90
Noche Buena	100.0%	–	–	–	–	–	–	–	–	–
Peñasquito Heap Leach	100.0%	41.97	32.66	44.07	41.49	24.60	32.81	83.46	28.65	76.88
Peñasquito Mill	100.0%	335.03	34.67	373.42	194.94	24.70	154.81	529.97	31.00	528.23
Pueblo Viejo	40.0%	14.59	24.45	11.47	47.31	19.23	29.25	61.90	20.46	40.72
San Nicolas	21.0%	–	–	–	–	–	–	–	–	–
Wharf	100.0%	13.77	2.69	1.19	7.48	3.69	0.89	21.25	3.04	2.08
Totals				462.93			355.22			818.15

Copper		mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu
Alumbrera	37.5%	66.56	0.35%	514	1.88	0.26%	11	68.44	0.35%	524
El Morro	70.0%	233.95	0.55%	2,818	215.56	0.44%	2,068	449.51	0.49%	4,886
Pueblo Viejo	40.0%	14.59	0.09%	28	47.31	0.12%	124	61.90	0.11%	152
San Nicolas	21.0%	–	–	–	–	0.00%	–	–	0.00%	–
Totals				3,359			2,203			5,563

Lead		mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb
Peñasquito Mill	100.0%	335.03	0.35%	2,621	194.94	0.25%	1,074	529.97	0.32%	3,695
Camino Rojo	100.0%	–	–	–	–	–	–	–	–	–
Totals				2,621			1,074			3,695

Zinc		mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn
Peñasquito Mill	100.0%	335.03	0.85%	6,308	194.94	0.62%	2,665	529.97	0.77%	8,973
Camino Rojo	100.0%	–	–	–	–	0.00%	–	0.00	0.00%	–
San Nicolas	21.0%	–	–	–	–	0.00%	–	0.00	0.00%	–
Totals				6,308			2,665			8,973

*Numbers may not add up due to rounding.

GOLDCORP DECEMBER 31, 2013 RESERVE AND RESOURCE REPORTING NOTES:

1

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2	All Mineral Resources are reported exclusive of Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Reserves and Resources are reported as of December 31, 2013, with the following conditions or exceptions:
	1	Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.
	2	Reserves and Resources for Dee are as per information provided by Barrick Gold Corporation.
	3	Resources for San Nicolas are as per information provided by Teck Resources Limited (2012 Study).

5

Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,300 per ounce of gold, $22 per ounce of silver, $3.00 per pound of copper, $0.90 per pound of lead, and $0.90 per pound of zinc, unless otherwise noted below:

	1	Alumbrera – $1,300/oz gold and $2.95/lb copper
	2	Pueblo Viejo, Dee – $1,100/oz gold, $21/oz silver, $3.00/lb copper
6

Mineral Resources are estimated using US$ commodity prices of $1,500 per ounce of gold, $24 per ounce of silver, $3.50 per pound of copper, $1.00 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below:

	1	Pueblo Viejo, Dee – $1,500/oz gold, $24/oz silver, $3.50/lb copper
	2	San Nicolas – $1,000/oz gold, $16.00/oz silver, $2.70/lb copper, $1.00/lb zinc

GOLDCORP MINERAL RESOURCES

(as of December 31, 2013)		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
Gold		mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz
Alumbrera	37.5%	–	–	–	–	–	–	–	–	–	–	–	–
Camino Rojo	100.0%	–	–	–	182.94	0.87	5.12	182.94	0.87	5.12	181.04	0.84	4.90
Cerro Blanco	100.0%	–	–	–	2.52	15.64	1.27	2.52	15.64	1.27	1.35	15.31	0.67
Cerro Negro	100.0%	–	–	–	5.12	3.12	0.51	5.12	3.12	0.51	5.32	4.81	0.82
Cochenour	100.0%	–	–	–	–	–	–	–	–	–	9.05	11.18	3.25
Dee	40.0%	0.00	2.82	0.00	21.75	1.37	0.96	21.75	1.37	0.96	10.32	0.44	0.15
El Morro	70.0%	3.89	0.48	0.06	19.31	0.39	0.24	23.20	0.40	0.30	472.19	0.25	3.85
El Sauzal	100.0%	1.50	0.94	0.05	0.71	1.52	0.03	2.21	1.13	0.08	0.04	1.41	0.00
Éléonore	100.0%	–	–	–	–	–	–	–	–	–	13.25	9.63	4.10
Los Filos	100.0%	9.87	2.89	0.92	71.39	0.82	1.88	81.26	1.07	2.79	191.67	0.82	5.03
Marlin	100.0%	0.26	2.77	0.02	0.32	3.37	0.03	0.58	3.10	0.06	0.23	5.25	0.04
Musselwhite	100.0%	0.11	5.33	0.02	0.69	5.63	0.13	0.80	5.59	0.14	4.73	5.65	0.86
Noche Buena	100.0%	–	–	–	71.75	0.42	0.96	71.75	0.42	0.96	17.67	0.42	0.24
Peñasquito Heap Leach	100.0%	0.23	0.18	0.00	3.83	0.18	0.02	4.06	0.18	0.02	1.74	0.12	0.01
Peñasquito Mill	100.0%	32.23	0.25	0.26	248.38	0.27	2.16	280.61	0.27	2.42	40.79	0.17	0.22
Porcupine	100.0%	43.59	1.29	1.80	149.53	1.16	5.59	193.12	1.19	7.39	17.03	2.17	1.19
Pueblo Viejo	40.0%	2.04	2.58	0.17	75.03	2.42	5.84	77.07	2.42	6.01	3.31	3.11	0.33
Red Lake	100.0%	1.49	18.64	0.89	3.09	15.23	1.52	4.59	16.34	2.41	3.06	17.64	1.73
San Nicolas	21.0%	–	–	–	19.26	0.46	0.28	19.26	0.46	0.28	2.28	0.26	0.02
Wharf	100.0%	4.35	0.70	0.10	1.49	0.70	0.03	5.84	0.70	0.13	–	–	–
Totals				4.29			26.57			30.85			27.41

Silver		mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz
Camino Rojo	100.0%	–	–	–	182.94	9.63	56.62	182.94	9.63	56.62	181.04	7.25	42.20
Cerro Blanco	100.0%	–	–	–	2.52	72.00	5.83	2.52	72.00	5.83	1.35	59.60	2.59
Cerro Negro	100.0%	–	–	–	5.12	22.95	3.78	5.12	22.95	3.78	5.32	34.35	5.87
Dee	40.0%	0.00	8.87	0.00	21.75	6.30	4.40	21.75	6.30	4.40	10.32	2.17	0.72
Los Filos	100.0%	9.87	11.47	3.64	71.39	7.05	16.19	81.26	7.59	19.82	191.67	5.97	36.79
Marlin	100.0%	0.26	119.54	0.99	0.32	155.03	1.60	0.58	139.25	2.59	0.23	201.32	1.51
Noche Buena	100.0%	–	–	–	71.75	14.06	32.44	71.75	14.06	32.44	17.67	13.92	7.91
Peñasquito Heap Leach	100.0%	0.23	11.14	0.08	3.83	15.84	1.95	4.06	15.57	2.03	1.74	14.50	0.81
Peñasquito Mill	100.0%	32.23	23.51	24.36	248.38	30.81	246.04	280.61	29.97	270.40	40.79	30.82	40.42
Pueblo Viejo	40.0%	2.04	15.41	1.01	75.03	13.25	31.97	77.07	13.31	32.99	3.31	20.27	2.16
San Nicolas	21.0%	–	–	–	19.26	26.70	16.53	19.26	26.70	16.53	2.28	17.40	1.27
Wharf	100.0%	4.35	3.58	0.50	1.49	3.51	0.17	5.84	3.56	0.67	–	–	–
Totals				30.59			417.52			448.11			142.24
Copper		mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu
Alumbrera	37.5%	–	0.00%	–	–	0.00%	–	–	0.00%	–	–	0.00%	–
El Morro	70.0%	3.89	0.57%	49	19.31	0.51%	216	23.20	0.52%	264	472.19	0.35%	3,689
Pueblo Viejo	40.0%	2.04	0.12%	5	75.03	0.09%	153	77.07	0.09%	159	3.31	0.11%	8
San Nicolas	21.0%	–	0.00%	–	19.26	1.24%	527	19.26	1.24%	527	2.28	1.24%	62
Totals				54			896			950			3,760
Lead		mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb
Peñasquito Mill	100.0%	32.23	0.27%	192	248.38	0.31%	1,698	280.61	0.31%	1,889	40.79	0.18%	162
Camino Rojo	100.0%	–	–	–	182.94	0.08%	323	182.94	0.08%	323	181.04	0.07%	279
Totals				192			2,020			2,212			441
Zinc		mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn
Peñasquito Mill	100.0%	32.23	0.67%	476	248.38	1.05%	5,750	280.61	1.01%	6,226	40.79	0.38%	342
Camino Rojo	100.0%	0.00	0.37%	–	182.94	0.26%	1,049	182.94	0.26%	1,049	181.04	0.26%	1,038
San Nicolas	21.0%	0.00	0.00%	–	19.26	1.68%	713	19.26	1.68%	713	2.28	0.97%	49
Totals				476			7,512			7,988			1,428

*Numbers may not add up due to rounding.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES:

These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Scientific and technical information was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

For a more detailed description of the key assumptions, parameters and methods used in calculating Goldcorp’s Mineral Reserves and Mineral Resources, please refer to Goldcorp’s most recently filed Annual Information Form/Form 40F filed with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

GOLDCORP
Goldcorp Inc.
Park Place, Suite 3400
666 Burrard Street
Vancouver, BC V6C 2X8 Canada
Tel. (604) 696 3000
Fax. (604) 696 3001
www.goldcorp.com
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